Exhibit 99.1

ANNUAL REPORT 2024 - 1 TABLE OF CONTENTS 02 09 23 36 Letter to our Shareholders 2024 Highlights Our Communities Financial Report 06 14 29 144 Our DiversifIed Footprint Our Strategy Our Impact Sustainability Statements 16 08 33 181 Lead and Grow the Category Key Figures 2024 Our People Corporate Governance 20 Statement Digitize and Monetize our Ecosystem 22 Optimize our Business

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 2 LETTER TO OUR SHAREHOLDERS CONSISTENT EXECUTION OF OUR STRATEGY – We made consistent progress across the 3 pillars of our strategy in 2024 and delivered another year of reliable compounding growth. The combination of our megabrands, mega platforms and our focus on innovation to meet consumer trends with both balanced choices and superior value is a winning proposition. While our overall volume performance this year was constrained by the soft consumer environments in China and Argentina, the global beer category remains vibrant with our volumes growing in the majority of our markets and by 0.9% overall when excluding these two countries. We advanced our digital transformation, demographics, economic growth and with 75% of our revenue now transacted opportunities to increase category through B2B digital platforms. The participation. momentum of BEES marketplace CONTINUED GLOBAL MOMENTUM accelerated, with the gross merchandise Our top-line increased by 2.7% in FY24, value (GMV) growing by 57% versus FY23 to with revenue growth in 75% of our reach 2.5 billion USD. markets. Revenue per hl increased by 4.3%, As we continue to optimize our business accelerating sequentially through the we delivered a high-quality set of financial year, as we continued to make disciplined results. USD revenues increased to an all- revenue management choices and drive time high, EBITDA grew at the top-end of premiumization, while investing in our our outlook, Underlying EPS increased by brands to provide value to our consumers. 15.4% in USD and free cash flow generation Excluding China and Argentina our increased by 2.5 billion USD. We enhanced volumes globally grew by 0.9% but overall the efficiency of our resource allocation performance was significantly constrained and delivered an important milestone in by these two countries, resulting in a total our capital allocation journey with our net volume decline of 1.4%. Marty debt to EBITDA ratio reaching 2.89x as of Barrington EBITDA increased by 8.2% with production Chairman 31 December 2024, below 3x for the first of the Board cost efficiencies and disciplined overhead time since 2015. Michel management driving EBITDA margin Doukeris The beer category is large and profitable, expansion of 179bps. Underlying EPS was Chief Executive continues to gain share of alcohol globally 3.53 USD, a 15.4% increase versus FY23, Officer and our footprint has structural tailwinds driven primarily by USD EBIT growth and for long-term volume growth with favorable optimization of our net finance costs.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 3 no-alcohol beer in many of our key markets, including the U.S., “We are encouraged by our Brazil and Belgium, and see significant headroom for future performance in FY24 with broad- growth. based top- and bottom-line growth across our footprint. Our Premiumization: We are the global leader in premium and super premium beer. Our above core beer portfolio business has momentum and we represented 35% of our FY24 revenue and grew revenue by are confident that the strength low-single digits. Corona led our performance, increasing of the brand portfolio and beer revenue by low-teens outside of Mexico with double-digit category provide a powerful volume growth in more than 30 markets. In the U.S., Michelob platform to deliver on our growth ULTRA led our growth and was the #1 volume share gaining ambitions. The Board of Directors brand in the industry in 2H24. In Brazil, Budweiser was the and management are committed #1 volume share gaining brand in the industry with volumes to investing for long-term growth increasing by nearly 50%. and generating value for all our Beyond Beer: In FY24, our Beyond Beer business represented stakeholders.” 2% of our revenue and grew revenue by low-single digits led Marty Barrington Chairman of the Board by double-digit growth in key brands such as Cutwater, Nütrl and Brutal Fruit. by both Effies and the World Advertising Research Center PROGRESSING OUR STRATEGIC PRIORITIES and being the most awarded beverage company at the 2024 Digitize and monetize our ecosystem Cannes Lions International Festival of Creativity. Lead and grow the category We continued to progress our digital transformation by Category Participation: Investments in our megabrands and expanding the availability and usage of BEES, accelerating In FY24, we invested 7.2 billion USD in sales and marketing innovations drove an estimated increase in the percentage the growth of BEES Marketplace and scaling our digital DTC behind our megabrands, mega platforms and brand building of beer consumers purchasing our portfolio globally of megabrands. capabilities to lead the long-term growth of the global beer approximately 90 basis points. Participation increases were category. The beer and Beyond Beer category continued Digitizing our relationships with our more than six million driven by improvements with all consumer groups in the U.S. to gain share of total alcohol globally with further growth customers globally: As of 31 December 2024, BEES was live in and with new legal drinking age consumers (LDA-24 years old) projected over the next 5 years, according to IWSR. We 28 markets, with 75% of our revenues captured through B2B in 65% of our markets. estimate that we gained or maintained share in two thirds of digital platforms. In FY24, BEES captured 49 billion USD Core Superiority: Our mainstream beer portfolio represented our markets, with our megabrands, which represent 57% of in GMV, growth of 19% versus FY23. approximately 50% of our FY24 revenue and delivered low- our revenue, leading our growth with a 4.6% revenue increase. Monetizing our route-to-market: BEES Marketplace single digit revenue growth, with increases in 60% of our Our unparalleled portfolio holds 20 iconic billion-dollar generated 36 million orders and captured 2.5 billion USD in markets, including high-single digit growth in South Africa revenue beer brands and 8 out of the top 10 most valuable GMV from sales of third-party products this year, growth and Colombia. beer brands in the world, with Corona and Budweiser the #1 of 31% and 57% versus FY23 respectively. Occasions Development: We continue to focus on innovating and #2, according to Kantar BrandZ. We successfully activated Leading the way in DTC solutions: Our omnichannel DTC to expand occasions and meet consumer trends. Our our portfolio in some of the largest consumer moments ecosystem of digital and physical products generated portfolio includes options for consumers seeking balanced such as the Olympics, NBA, Copa America, Lollapalooza, revenue of 1.4 billion USD this year. Our DTC megabrands, choices such as low carb, organic, sugar free, gluten free and Wimbledon and the Super Bowl, driving an increase in our Zé Delivery, TaDa Delivery and PerfectDraft are available in no-alcohol brands. In no-alcohol beer, our portfolio delivered overall portfolio brand power. 21 markets, generated over 76 million e-commerce orders a low-twenties revenue increase in FY24 and is estimated Our marketing effectiveness and creativity was recognized by to have gained share globally, led by Corona Cero which and delivered 560 million USD of revenue in FY24, growth delivered triple-digit volume growth. We are the leader in of 9% versus FY23. again being named the most effective marketer in the world

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 4 Advancing our sustainability priorities: In FY24, we contracted than doubling from approximately 20 billion USD in FY21 “Beer is a passion point for the equivalent of 100% of our global purchased electricity to 49 billion USD in FY24, and we have built a fast-growing consumers and a vibrant category volume from renewable sources with 81.2% operational. Since Marketplace of third-party products from a standing start to a globally. The strength of our 2024 2017, we reduced our absolute GHG emissions across Scopes 2.5 billion USD GMV business. results is a testament to the 1 and 2 by 42% and GHG emissions intensity across Scopes 1, We are encouraged by the progress we have made over the consistent execution of our strategy 2 and 3 by 29.5%. In sustainable agriculture, 100% of our direct last three years and will continue to work towards consistently and the hard work and dedication farmers met our criteria for skilled, connected and financially compounding our growth over the long-term to unlock our full of our people. We delivered EBITDA empowered. In water stewardship, 89% of sites in scope for value creation potential. Our performance would not have been growth at the top-end of our outlook our 2025 goal are already seeing improvement in watershed possible without the hard work and dedication of our people and a step change in our free cash health. Our water use efficiency ratio improved to 2.47 hl per and we thank our colleagues globally for their passion and flow generation. We are investing hl, an improvement of 20% versus a 2017 baseline. For circular commitment. for the long-term and are confident packaging, 89.8% of our products were in packaging that was LOOKING FORWARD in our ability to lead and grow the returnable or made from majority recycled content. category.” Looking ahead to 2025, we are committed to investing for We have supported responsible drinking for decades and have long-term growth. While the operating environment remains invested over 1 billion USD in responsibility programs across Michel Doukeris – Chief Executive Officer, AB InBev dynamic in certain markets, we are confident in our ability to the globe since 2016. We continue to promote beer as the deliver on our outlook and energized about the opportunities beverage for moderation and provide choices for consumers, ahead to grow the category. Consumers are passionate including no alcohol and low alcohol beers. about beer and our iconic brands. We are well-positioned Please refer to our Sustainability Statements on page 144 of our to lead category growth with our industry-leading portfolio Optimize our business 2024 annual report for further details, including how our metrics of beer, beyond beer and no-alcohol beverages, diversified are calculated and the related assumptions. Maximizing value creation: We enhanced our resource geographic footprint and unique leadership advantages. allocation efficiency this year, optimizing our net capex DELIVERING RELIABLE COMPOUNDING GROWTH from 4.5 billion USD in FY23 to 3.7 billion USD in FY24 while continuing to invest in our facilities, digital transformation 2024 also marked three years since we introduced our 3-pillar and growth priorities. Increased capex efficiency, USD EBITDA strategy and medium-term growth ambition and reoriented Marty Barrington Michel Doukeris Chairman of the Board Chief Executive Officer growth and the optimization of our net working capital and the business to drive long-term value creation through organic finance costs drove strong growth in our free cash flow growth. While the operating environment over this time has generation, reaching 11.3 billion USD in FY24, a 2.5 billion USD been dynamic, we are encouraged when we look back and increase versus FY23. evaluate the resilience of our business, consistency of our performance and the progress we have made in the execution We continued to proactively manage our debt portfolio in of our strategy. FY24 with bond repurchases of 9 billion USD and issuances of 5 billion USD strengthening our debt maturity profile while Since FY21, we have increased our revenue by 5.5 billion USD, maintaining our average coupon. We reduced net debt by EBITDA by 1.7 billion USD and free cash flow by 2.0 billion USD. 6.9 billion USD to reach 60.6 billion USD, resulting in a net debt Our Underlying EPS has increased by a CAGR of 7% in USD. to EBITDA ratio of 2.89x as of 31 December 2024, below 3.0x for Our financial performance has been consistent, with organic the first time since 2015. EBITDA growth within or above our medium-term growth The AB InBev Board of Directors has proposed a full year ambition in every quarter over the last 3 years. We have been dividend of 1.00 EUR per share, a 22% increase versus FY23, disciplined in our capital allocation choices, reducing net with the ambition to continue a progressive dividend over debt by 15.5 billion USD to reach 2.89x net debt to EBITDA, progressively increased our dividend each year and announced time. In addition, as of 21 February 2025 we have completed 3.2 billion USD of share buybacks. We have advanced our 750 million USD of our 2 billion USD share buyback program announced on 31 October 2024. digital transformation, with the GMV captured by BEES more

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 5 Principles we are owners.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 6 OUR DIVERSIFIED FOOTPRINT North Middle South America Americas America EMEA APAC 15% 26% 28% 16% 15% of global AB InBev volume of global AB InBev volume of global AB InBev volume of global AB InBev volume of global AB InBev volume 25% 29% 21% 15% 10% of AB InBev revenue of AB InBev revenue of AB InBev revenue of AB InBev revenue of AB InBev revenue 22% 38% 18% 13% 9% of normalized EBITDA of normalized EBITDA of normalized EBITDA of normalized EBITDA of normalized EBITDA Note: Based on share of AB InBev Worldwide 2024 results, excluding GEHC

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 7 OUR ECOSYSTEM We have a global ecosystem that includes over 170 major breweries, over 20,000 farmers, 6 million customers, and more than 2 billion consumers. Farmers Breweries & Distributors Customers Consumers Manufacturers We work with over 20,000 Our distributors move Each year, more than We partner with dedicated Our operations include farmers in our global value our products safely 2 billion consumers around retailers, bar owners and over 170 major breweries, chain. To help ensure they are and efficiently from our the world choose our wholesalers to responsibly hop farms, and barley sourcing the highest quality breweries to our customers. beers. Continuing to earn bring our beers to our malting facilities. They ingredients for our products We have added 7 million their brand love is at the consumers and we offer are always improving and we provide them with access distribution and retail jobs heart of everything we do. resources that help grow working to develop better to crop varieties, training, through beer, creating a We celebrate how beer small- and medium-sized quality ingredients, more and insights. positive impact in our local elevates life’s moments businesses. sustainable practices, and communities. and how it helps to smarter packaging. create authentic human connections.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 8 KEY FIGURES 2024 575.7 million hl 144,000 Total Volume Colleagues Globally 137 59.8 billion USD Nationalities Represented Net Revenue 21.0 billion USD 75% Normalized EBITDA 75% from B2B Digital Platforms 8.2% Kantar BrandZ Organic EBITDA Growth Corona named the world’s most valuable beer brand by Kantar BrandZ. AB InBev has 8 out of the 10 most valuable beer brands globally. 3.53 USD per share Underlying EPS Effies 49 billion USD GMV through BEES AB InBev named #1 Most Effective Marketer 11.3 billion USD by the Effies for the third year in a row. 1 Free Cash Flow 2.5 billion USD GMV of third-party products WARC 2.89x AB InBev announced the highest ranked Net Leverage advertiser for effectiveness for the third year in a row by WARC. 1 Free cash flow defined as Cash flow from Operating Activities less Net Capex. PERFORMANCE BRAND AWARDS PEOPLE DIGITAL TRANSFORMATION

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 9 2024 HIGHLIGHTS

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 10 Q12024 JANUARY FEBRUARY MARCH OLYMPICS ANNOUNCEMENT SUPERBOWL CARNIVAL STELLA ARTOIS TASTE U.S. FARMED WORTH MORE AB InBev becomes Worldwide Anheuser-Busch continues its nearly Brahma, Beats and on-demand Anheuser-Busch is the first company Olympic Partner, and Corona Cero 50 year legacy of producing iconic delivery app Zé Delivery bring Stella Artois introduces its “A Taste to achieve the new U.S. Farmed™ certification for its Busch, Busch Worth More” campaign, featuring is named the first-ever global beer Super Bowl commercials for beer together millions of consumers in Light, Budweiser, Bud Light and sponsor of the Olympic Games. drinkers and football fans with 2.5 Brazil to celebrate Carnival. David Beckham. Michelob ULTRA beers, indicating that at minutes of national airtime featuring least 95% of agriculture ingredients are Budweiser, Michelob ULTRA and Bud grown by farmers in the United States. Light.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 11 Q22024 APRIL MAY JUNE BRUTAL FRUIT EXPANSION AFRICA’S MOST AWARDED MAJOR LEAGUE SOCCER CORONA NAMED THE EFFIES MOST EFFECTIVE RD BEER WORLD’S MOST VALUABLE MARKETER 3 YEAR IN A Brutal Fruit, South Africa’s premium Michelob ULTRA named Official BEER BRAND ROW ready-to-drink spritzer, begins Carling Black Label becomes Africa’s Partner of CONCACAF ® Club most awarded beer. Corona named the world’s most international expansion, launching in Competitions and Major League AB InBev named #1 Most Effective valuable beer brand by Kantar Ghana, Brazil, and later in the U.K. Soccer. Marketer by the Effie Awards for the BrandZ. AB InBev has eight out of third year in a row. the 10 most valuable beer brands FY24 r FY24 resul FY24 r globally.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 12 Q32024 JULY AUGUST SEPTEMBER WIMBLEDON BUDWEISER 0.0 IN CHINA WORLD BEER AWARDS STELLA ARTOIS LET’S DO BELGIUM BEER WEEKEND DINNER NYC As an official partner of Wimbledon Budweiser 0.0 launches in China. AB InBev earns 11 “World’s Best” titles AB InBev Chief Executive Officer Stella Artois launches “When It Rains, and 130 medals at the 2024 World Stella Artois activates its “Let’s Do Michel Doukeris inducted into We Pour”, allowing fans of legal Beer Awards. Dinner” program to elevate the knighthood of the Belgian Brewers’ th drinking age to enjoy a free pint if dining experience and create Paddle during the 24 annual FY2 FY2 weather conditions interrupt play. moments worth more. Belgium Beer Weekend. FY2

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 13 Q42024 OCTOBER NOVEMBER DECEMBER TH OKTOBERFEST GLOBAL BEER RESPONSIBLE DAY AMBEV 25 ANNIVERSARY FIFA CLUB WORLD CUP 2025 CARLING KNOCKOUT Oktoberfest brings together millions Thousands of AB InBev colleagues Ambev celebrates its AB InBev becomes the Official Carling Black Label promotes fan th of people from all over the world, around the world promote moder- Beer Partner of the FIFA Club World engagement with the Carling 25 Anniversary with “Edital with Spaten at the heart of the ation and responsible drinking to Ambev Brasilidades”, a R$40 million Cup 2025. Knockout, transforming a decade festivities, from Bavaria to Brazil. consumers and more than 169,000 old exhibition match into a 16-team investment in Brazilian culture. retailers and trade partners on Global tournament where fans vote on the FY Beer Responsible Day. Carling All-Star team line-up. FY FY FY EDIÇÃO ESPECIAL CULTURA, INOVAÇÃO E BRASILIDADE: OS CAMINHOS QUE DIRECIONAM A AMBEV PARA O FUTURO UMA TRAJETÓRIA DESDE 1853 COM MARCAS QUE UNEM TRADIÇÃO E RENOVAÇÃO ANITTA, ZECA PAGODINHO, RONALDO: AS PERSONALIDADES QUE TAMBÉM FIZERAM PARTE DESSA CAMINHADA OS FÃS QUE DECLARAM (DAS FORMAS MAIS INUSITADAS) O SEU APRESENTADO POR AMOR ÀS MARCAS QUE TÊM MAIS DE 170 ANOS DE HISTÓRIA AMBEV_CAPA_03_FINAL.indd 1 AMBEV_CAPA_03_FINAL.indd 1 02/12/24 11:16 02/12/24 11:16 UM BRINDE OS 25 ANOS DE AMBEV CONTADOS POR QUEM FAZ PARTE DESSA HISTÓRIA EDIÇÃO ESPECIAL — APRESENTADA POR AMBEV

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 14 OUR STRATEGY Our strategy is resilient and is embedded across our organization, delivering consistent results globally. It centers around creating long-term value through three key pillars:

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 15 OVERVIEW The beer category is large and resilient. It is platforms. Our digital megabrands BEES, projected to grow volume, value, and share Zé Delivery and TaDa Delivery continued of throat. Our strategy focuses on leading to grow, solving consumer pain points and this growth, and like beer, is resilient and delivering incremental revenue streams to works for all occasions. our business. In 2024, we continued to invest in the While we continue to deliver best-in-class category and bring value to our consumers. profitability and cash generation, we remain Across our markets, 75% grew top-line, disciplined in our capital allocation choices. while about two thirds gained or maintained We continued to invest in the organic growth 1 market share . The majority of our markets of our business while progressing in our grew volume while total global volumes were deleveraging journey. The objective of our constrained by soft consumer environments capital allocation framework is to maximize in China and Argentina. value creation for our shareholders. We continued to progress the digital We are encouraged by our global business transformation of our business with momentum and look forward to bringing 75% of our revenue transacted through our portfolio of superior brands to more B2B digital channels and 9% growth in consumers on more occasions. revenue generated through our digital DTC 1 AB InBev FY24 Earnings Results.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 16 OPTIMIZE OUR BUSINESS LEAD & GROW THE CATEGORY MEGABRANDS AND MEGA PLATFORMS AB InBev’s megabrand and mega platform We invest to activate the category In 2024, our megabrands led the growth approach connects our key iconic and bring value to consumers through of AB InBev with a 4.6% increase in net brands with globally relevant events that partnerships like the Olympics, NFL, NBA, revenue. AB InBev now owns eight of consumers love. UFC and more. These mega platforms the top 10 most valuable beer brands drive focus and consistency at scale, worldwide, including Corona at #1 activated globally but customized on and Budweiser at #2, according to a local level. KANTAR BrandZ.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 17 CELEBRATING BEER AND SPORTS DURING THE 2024 OLYMPIC GAMES For Every Golden Moment In 2024, AB InBev became a Corona Cero’s “For Every Golden Moment” four continents. Each location, chosen for Worldwide Olympic Partner, platform encouraged consumers to its scenic beauty and cultural significance, with Corona Cero as the first- step outside and reconnect with nature, provided a unique chance to enjoy the ever global beer sponsor of the offering a fresh perspective on relaxation Olympic Games in nature. and celebration during the Olympic Olympic and Paralympic Games. Following the Olympic Games, Corona Games. This partnership celebrates the Cero delivered triple-digit volume growth, rich tradition of beer and sports Throughout the Summer, Olympic-themed while the growth rates of Corona products bringing people together to A Global Celebration bottles launched in select markets overall doubled. We also became the most create moments of cheers and worldwide, and our Golden Venues talked about brand among all Olympic celebration. activation brought Olympic stadium seats sponsors, with this highest of share of AB InBev brands around the world joined in to breathtaking sunset destinations across engagement (38%) on social media. celebrating the Olympic spirit. In collaboration with the International Olympic Committee, In Europe, Jupiler 0.0 partnered with the AB InBev reached fans with Olympic and Paralympic Team Belgium, uniting Belgian fans in support of their messages of connection, athletes. moderation and celebration. We trained and certified hundreds Cass Beer made history as the first Korean of servers and hospitality staff alcohol brand to sponsor the Olympics, globally in responsible beverage launching special editions of Cass Fresh and Cass 0.0 to celebrate the dedication of service (RBS). Korean athletes. Choosing Corona Cero as the Michelob ULTRA became the Exclusive Beer first-ever global beer sponsor of Sponsor for Team USA during Paris 2024. Its the Olympic Games brought more “Summer of Team USA” initiative reached balanced choices to consumers fans nationwide, marking the brand’s largest around the world. Leading up to summer program ever and celebrating a the Olympic Games, Corona Cero record-breaking market share as both the 1 more than doubled its availability fastest growing brand in the industry and the 2 from 19 to over 45 markets. top selling beer on draught in America. 1 Source: Circana Q4 MULC. 2 Source: DraftLine Technologies.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 18 BRINGING CHEERS TO ICONIC EVENTS & CULTURAL MOMENTS Budweiser Engages Fans During the World’s Most Iconic Music Moments Budweiser strengthened its decades-long legacy in music by focusing on live music Michelob ULTRA Brings events around the world. The BudX World Fans Superior Access to Copa America Tour invited consumers from eight markets to unforgettable celebrations at the brand’s Michelob ULTRA’s “Summer Freedom Stage at Tomorrowland Belgium, of Team USA” included Copa and an exclusive lakefront experience at América USA 2024™, the Lollapalooza in Chicago. oldest ongoing continental In Brazil, Budweiser sponsored the Bruno Mars soccer tournament. The tour. Kicking off with an exclusive private show, sponsorship welcomed the tour spanned 14 stadium performances 1.5 million consumers to our across five major cities, ultimately reaching Pitchside Club activations 57 million consumers across the country. across 14 host cities, reinforcing our commitment Budweiser introduced BudXLoft and Brew to celebrating the sport over District in India. Both music experiences a beer. offered consumers the chance to enjoy curated artist performances, live recording sessions, and hi-fidelity vinyl listening lounges. Stella Artois’ Perfect Serve Stella Artois’ Perfect Serve platform At Roland Garros, fans voted for highlights our commitment to the their favorite “Perfect Serve,” while art of beer service, both on and Wimbledon introduced Stella Artois’ off the court. The Perfect Serve “When It Rains, We Pour” campaign, Certification Program empowers allowing fans of legal drinking bartenders and fans alike, ensuring age to enjoy a free pint if weather that every pour is a masterpiece. conditions interrupted play.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 19 COMMERCIAL HIGHLIGHTS Premiumization Category Participation Core Superiority Occasions Development We are the global leader in premium and super Investments in our megabrands Our mainstream beer portfolio premium beer. Our above core beer portfolio and innovations drove an represented approximately 50% We continue to focus on innovating represented 35% of our FY24 revenue and grew estimated increase in the of our FY24 revenue and delivered to expand occasions and meet revenue by low-single digits. Corona led our percentage of beer consumers low-single digit revenue growth, consumer trends. Our portfolio performance, increasing revenue by low-teens purchasing our portfolio globally with increases in 60% of our includes options for consumers outside of Mexico with double-digit volume growth of approximately 90 basis points. markets, including high-single seeking balanced choices such as low in more than 30 markets. In the U.S., Michelob ULTRA Participation increases were digit growth in South Africa and carb, organic, sugar free, gluten free led our growth and was the #1 volume share gaining driven by improvements with Colombia. and no-alcohol brands. In no-alcohol brand in the industry in 2H24. In Brazil, Budweiser all consumer groups in the U.S. beer, our portfolio delivered a low- was the #1 volume share gaining brand in the and with new legal drinking age twenties revenue increase in FY24 industry with volumes increasing by nearly 50%. consumers (LDA-24 years old) in and is estimated to have gained share 65% of our markets. globally, led by Corona Cero which delivered triple-digit volume growth. We are the leader in no-alcohol beer Beyond Beer in many of our key markets, including the U.S., Brazil and Belgium, and see In FY24, our Beyond Beer business represented 2% significant headroom for future of our revenue and grew revenue by low-single digits growth. led by double-digit growth in key brands such as Cutwater, Nütrl and Brutal Fruit.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 20 DIGITIZE & MONETIZE OUR ECOSYSTEM Better Serving Our Customers Leveraging Data to Drive Growth BEES offers retailers a customized BEES leverages algorithms and artificial shopping experience where they can intelligence to personalize the browse products, place orders, arrange experiences of all users, whether they deliveries, earn rewards, manage invoices, are retailers, BDRs, or delivery drivers. We have transformed our route to and access business insights. The BEES By applying data science to offer market, enabled by BEES, a global ecosystem also supports other crucial shopping recommendations, generate business-to-business digital customer-facing functions. rewards offers, and guide how we commerce platform created by For example, BEES Force was built communicate with retailers both online AB InBev. In 2024, BEES transacted to empower our frontline Business and in-person, BEES helps drive AB InBev’s approximately 49 billion USD of gross Development Representatives (BDRs) with commercial strategy more effectively. merchandise value (GMV) in 28 algorithmically driven tasks to personalize countries. In 2024, 83 million BEES sessions were their visits with retailers, optimize routing, personalized by algorithmic models. and measure effectiveness. Similarly, BEES In addition, by optimizing routing, 49 billion USD Deliver supports our delivery drivers to frequency, and personalizing BDR visits of gross merchandise value (GMV) provide an elevated delivery experience through BEES Force, we increased the Connecting Partners through enhanced order visibility and average daily time our BDRs spent with optimized routes. The improvement in As an industry leader, BEES empowers retailers by approximately 50% over the service driven by BEES resulted in an global and local partners to digitally past two years. average retailer NPS of 64 in 2024. transform their businesses and 2.5 billion USD bring their products to BEES. In 2024, GMV of third-party products 36 million transactions contained marketplace products, representing 2.5 billion USD in GMV in 2024. Our 64 partners leverage the BEES platform, NPS software ecosystem, and data-driven personalization to achieve the same benefits AB InBev has seen from BEES: selling more, selling more profitably, and improving retailer satisfaction.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 21 DIRECT TO CONSUMER In 2024, our omnichannel Direct-to-Consumer (DTC) ecosystem, including our digital brands Ze Delivery, Tada Delivery and PerfectDraft, as well as approximately 12,000 physical retail locations such as Modelorama in Mexico, generated 1.4 billion USD in revenue. Across 21 markets, our digital DTC business delivered approximately 76 million e-commerce orders, growing 10% from 2023, and generated approximately 560 million USD in revenue. DTC allows us to solve consumer problems, deepen consumer engagement and elevate their experience for all beverage occasions. Zé Delivery TaDa Delivery Zé Delivery serves over 9 million consumers annually, delivering cold beer to their doorsteps in under 30 minutes. This year, TaDa Delivery, our first global game-time beer orders orders grew approximately 10%, showcasing our ability to DTC brand, reached over one vs. 2023 while engaging provide the service and product assortment consumers are million consumers across consumers with Copa America looking for resulting in an exceptional Consumer NPS. In Brazil, 11 countries, and delivered and other key events related Zé expanded the Soccer Fan Cashback program to the largest high double-digit order activations, highlighting the 37 soccer teams, enhancing brand’s connection within Brazilian growth. Across markets in role of our DTC products in number one sport. Latin America, TaDa Delivery developing. significantly increased soccer PerfectDraft PerfectDraft continues to elevate the at-home draught beer experience by providing consumers access to over 40 beer brands across seven markets in Europe. Partnering with David Beckham to promote the Perfect Serve of Stella Artois illustrates our commitment to convenience while also maintaining our high-quality standards. PerfectDraft Households reached a record level, with more homes pouring draught beer than there are pubs in the U.K. & France.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 22 OPTIMIZE OUR BUSINESS Optimized Resource Allocation Robust Risk Management We are best-in-class in both profitability • F ort Collins, Colorado: Our 15.5 million We continued to deleverage and strengthen and cash conversion among our fast- USD investment upgraded bottling our balance sheet. We reduced our net debt by moving consumer goods peers, with lines for in-house production, 6.9 billion USD, resulting in 60.6 billion USD net debt. an EBITDA margin of 35.1% and adjusted improving supply chain efficiency. Our We maintained a strong liquidity position of free cash flow as a percentage of contributions in Colorado now exceed approximately 21.5 billion USD, consisting of revenue of 18.9%. 1.3 billion USD. 10.1 billion USD available under our Sustainability- We continue to invest in our brands and • Anápolis, Brazil: We invested Linked Revolving Credit Facility and 11.4 billion USD capabilities with 7.2 billion USD spent in R$150 million to boost production of of cash, cash equivalents and short-term sales & marketing and 3.7 billion USD in premium brands in Brazil. investments in debt securities less bank overdrafts. net capex in 2024. • Rio d e Janeiro, Brazil: Ambev invested We have limited near-term maturities, resulting in a For example, we invested in additional more than R$60 million in a factory weighted average maturity of our debt portfolio of brewing, packaging and distribution in Rio de Janeiro to expand Corona capacities in multiple countries production. approximately 13 years. including Brazil, Colombia, Honduras, We remain disciplined in overhead Mexico, South Africa, the United States. management, which combined with Efficient Capital Structure Our capex investments are focused production cost efficiencies and on both maintenance and growth with Deleveraging to a ratio of around 2.0x net debt- operating leverage drove EBITDA margin expenditures adding capabilities, expansion of 179 basis points. to-normalized EBITDA remains our optimal capital improving efficiency and driving structure. As a result of the actions taken this year, innovation. We step-changed our resource we have made progress on this path, reducing allocation efficiency this year, reducing • Los Angeles, California: Our 16 million net debt-to-EBITDA from 3.38x as of December 31, our net capex from 4.5 billion USD in USD investment enhanced brewery 2023, to 2.89x as of December 31, 2024. FY23 to 3.7 billion USD in FY24 while capacity and capabilities, focusing on continuing to invest in our maintenance beyond beer brands like Cutwater and The AB InBev Board of Directors has proposed a full and growth priorities. This increased NÜTRL. Upgrades increased production year dividend of 1.00 EUR per share, a 22% increase capex efficiency, strong USD EBITDA of 25-ounce cans and expanded versus FY23, with the ambition to continue a growth and optimization of our net packaging capabilities. progressive dividend over time. In addition, finance costs drove an inflection in our as of 21 February 2025 we have completed free cash flow generation, reaching 11.3 billion USD in FY24, a 2.5 billion USD 750 million USD of our 2 billion USD share buyback increase versus FY23. program announced on 31 October 2024.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 23 OUR COMMUNITIES

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 24 SMART DRINKING Beer is part of celebrating life’s moments throughout the world. With a lower average alcohol-by-volume (ABV) compared to other alcohol beverages, beer is well suited to offer consumers more balanced choices. This is why we believe that beer is, and always has been, the drink for moderation. As the world’s leading brewer, AB InBev is committed to promoting moderation and responsible drinking. GLOBAL SMART DRINKING GOALS In 2015, we launched our Global Smart Drinking Goals. Social Norms Programs Product Portfolio Labeling Our social norms marketing aims to use AB InBev focuses on programs grounded In 2015, AB InBev led the industry by setting As part of AB InBev’s voluntary guidance peer information to encourage moderate in evidence-based initiatives, such as a goal to expand its no- and low-alcohol labeling initiative, the company continues consumption. By informing consumers responsible beverage service training, beer volume to represent 20% of its global to include smart drinking label designs on of the fact that the majority of those who screenings and brief interventions beer volume by the end of 2025. In 2024, primary product packaging in countries consume alcohol do so in moderation, we (SBI) designed as preventive measures 6.3% of the company’s global beer volume where there is currently no legal mandate seek to drive positive behavioral change during outpatient and wellness visits, was less than 3.5% ABV. Although AB InBev for legal warnings to provide actionable and reinforce social expectations that and road safety initiatives aiming to help has been striving to meet this goal, the advice to consumers. those who drink should do so responsibly. governments improve their road safety company believes it will not reach the 20% management systems. goal by 2025. Today, products at 4.5% ABV We have invested more than one billion or below represent 50.8% of the company’s USD across our markets in dedicated Tracking and assessment of these portfolio. In addition, we offer 29 no-alcohol marketing campaigns to reinforce programs is managed at a local level. beers globally in over 45 markets. Through positive social norms since 2016. In partnership with local experts, these efforts, AB InBev has contributed to governments and the AB InBev Foundation, the growth of the no-alcohol beer sector. AB InBev is supporting 33 programs acress 20 countries using these evidence-based techniques.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 25 Social Norms Labeling Expanding investment in brand marketing Our clear and easy-to-read label tips continue to help that promotes moderation and responsible promote moderation in drinking. behaviors. The Carling Blacl Label example reminds consumers in South Our brands have executed hundreds of Africa not to drink and drive while Beck’s provides moderation campaigns reinforcing positive social norms. tips in the U.K. Over the last several years, in some markets Examples include our “Golden Moments” where there are no government requirement for labels, we campaign at the Olympic Games and our have voluntarily put a selection of pictographs on our bottles Global Responsible Beer Day activation, along with information such as “Don´t Drink and Drive”, “Not which mobilized 22,000 colleagues in 39 for Minors”, and “Not for Pregnant Women”. This voluntary countries and engaged 169,000 retailers initiative covered approximately half of our global volume. to promote actionable moderation tips to millions of consumers around the world. Programs Scaling work with our communities to implement evidence- based initiatives that promote moderation and reduce harmful drinking. Product Portfolio We leverage the tested evidence-based techniques Elevating our no-alcohol beer brands to from our programs to promote responsible drinking expand the number of balanced choices and enhance community well-being. One example is available to consumers worldwide. the Responsible Beverage Service (RBS) training for We have a strong and growing portfolio of 29 servers at major events, such as the Paris Olympics. The no- alcohol products. We have also improved company has done RBS trainings in a total of 14 markets. the quality of our no-alcohol beer options Another example is our partnership with UNITAR (United with investments in innovative brewing Nations Institute for Training and Research), Together advancements like SmartYeast 0.0, enabling for Safer Roads (TSR), and the AB InBev Foundation, us to rapidly scale non-alcohol offerings which developed a data-driven and evidence-based with superior taste. Moving forward, we are methodology to enable governments to reduce road working to make these balanced choices crashes. Our road safety management technique is now available to more consumers in more places. in place in 18 countries. We are also elevating our no-alcohol beer brands by putting them, and the message Panama Road Safety Initiative of moderation, in local events in our markets and many of our major global event Recognized by the International Road Federation, OUR COMMITMENT CONTINUES sponsorships, including the Olympic Games. our Panama Road Safety project is a public- private partnership aimed at improving road safety. In collaboration with Autoridad del Tránsito In 2024, we accelerated efforts to promote moderation and y Transporte Terrestre, Instituto Nacional de Estadística y Censo, and Cervecería Nacional responsible consumption and we will continue expanding on Panama, the initiative identified high-risk areas, these efforts in the years to come. analyzed road user profiles and addressed key risk factors – reaching 50% of Panama City’s population, prioritizing 15 major roads. The Alliance for Road Safety was created with 17 organizations to improve road safety in the country.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 26 SUPPORTING SERVICE MEMBERS & FIRST RESPONDERS Anheuser-Busch has 150+ years history of supporting the brave individuals in the United States who have served to protect freedom. Through partnerships with organizations such as Folds of Honor, Honor Flight and the Tunnel to Towers Foundation, Anheuser-Busch and its wholesaler partners continue to champion the needs of veterans, military families and first responders who have sacrificed for their country and our communities.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 27 EMERGENCY DRINKING WATER We take pride in supporting our communities and first responders during times of need and helping them prepare for disasters. Our commitment to providing emergency drinking water spans across various regions, with significant efforts made around the world. United States Canada China Mexico Brazil Anheuser-Busch donated over 2 million cans Labatt Breweries of Canada As part of the Budweiser China Following Hurricane Otis, Ambev temporarily halted of emergency drinking water in 2024 to expanded its water canning Emergency Water Project Grupo Modelo released a beer production to can communities affected by disasters, including capabilities to its Halifax launched in 2015, we provided special edition “Acapulco” water for residents in Rio hurricane relief in Florida, Texas and Georgia, brewery bolstering its Disaster more than 170,000 cans to 20 Pacifico can, donating all Grande do Sul, supplying 25 wildfire recovery in New Mexico, and flood Relief Program support across cities for fire relief in Kunming, proceeds—1.25 million USD—to hospitals with clean drinking relief in Iowa and Montana. In partnership Canada. Temporarily halting flood recovery in Meizhou and local businesses. Grupo Modelo water and donating 5 million with the National Volunteer Fire Council, beer production helped Ya’an, and to address extreme also sent more than 100,000 liters of drinking water to the we also provided over 1.5 million cans to focus its direct support heat in Ziyang. liters of water to Acapulco to community. over 630 local volunteer fire departments on the Atlantic provinces support relief efforts. across 44 states, helping ensure local first while optimizing production responders are prepared in times of disaster capabilities for more water can or emergency. distribution coast-to-coast.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 28 SUPPORTING FARMERS Farmers are the backbone of our communities and our products. We LOCAL could not brew our beer without the high-quality agricultural ingredients provided by farmers around the world. Our agronomists, research teams SOURCING and partners provide farmers with access to tools, training and more resilient crop varieties. We are dedicated to fostering long-term and mutually beneficial relationships with farmers. Anheuser-Busch makes it easier than ever for consumers to choose products that benefit American farmers with U.S. Farmed™ certified brands Busch, Busch Light, Budweiser, Bud Light and Michelob ULTRA. At least 95% of the agricultural ingredients in these brands are sourced from farms in the United States. CORONA LIMES BUD APAC introduced “Corona Extra Lime” in partnership with Chinese local governments, industry authorities and lime farmers. Building on the iconic Corona and Lime ritual, we helped farmers gain knowledge and skills to grow and enhance the quality GROWER DAYS of their limes, delivering a better experience to consumers while driving increased profits for the farmers. Following China’s From Idaho to China, our global with thousands of farmers success, Corona Extra Lime expanded into Grower Days events celebrate around the world, helping them South Africa, where Corona invests in lime barley growers and provide a achieve economic stability while farming, boosting local lime production and forum to share learnings to help contributing to the high-quality strengthening communities. farmers produce sustainable, products we deliver to our world-class barley. We work consumers every day.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 29 OUR IMPACT

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 30 SUSTAINABILITY 2025 Climate 2025 Water 2025 Smart 2025 Circular Action Goal Stewardship Goal Agriculture Goal Packaging Goal 20 Sustainability 1 100% of our purchased 100% of our communities in 100% of our direct farmers will 100% of our products will be in Goals 25 electricity will be from high stress areas will have be Skilled, Connected and packaging that is returnable or renewable sources and we will measurably improved water Financially Empowered. made from majority recycled reduce our CO emissions by availability and quality. content. 2 Our 2025 sustainability goals aim to 25% across our value chain. drive impact across our value chain. As our business is closely tied to the natural environment and local communities, we focus on areas Metric 2017 2018 2019 2020 2021 2022 2023 2024 important to our business and where we are well positioned to drive Climate Action impact: climate, water, agriculture, Total direct and indirect GHG emissions 5.49 5.22 4.87 4.44 4.14 3.68 3.39 3.19 and packaging. (Scopes 1 and 2 in million metric tonnes of CO eq) 2 Scopes 1, 2 and 3 GHG emissions per hectoliter 58.67 55.15 53.92 52.45 50.03 47.29 45.24 41.39 of production (in kg CO eq/hl) 2 % Renewable electricity: operational / 16.9% 20.9% 32.2% 41.2% 67.6% 73.6% 81.2% % Renewable electricity: contracted / 51.1% 63.5% 73.6% 84.7% 97.1% 100.0% 100.0% Water Stewardship 29.5 % Total water use by hectoliter of production (hl/hl) 3.08 2.94 2.79 2.68 2.64 2.64 2.53 2.47 reduction in Scopes 1, 2 and 3 emissions Communities in high-stress areas with measurably / / / / 8% 17% 56% 89% per hectoliter of production since 2017 improved water availability and quality Smart Agriculture Direct farmers Skilled, Connected and Financially Empowered 20,000 Skilled / / 49% 75% 74% 89% 95% 100% Connected / / 44% 57% 64% 72% 92% 100% worked with more than Financially Empowered / / 34% 59% 68% 72% 86% 100% 20,000 direct farmers globally Circular Packaging % Returnable packaging 47.2% 44.1% 43.4% 38.2% 37.0% 40.3% 41.2% 40.9% % Recycled content in primary packaging Glass 36.8% 40.5% 44.3% 45.8% 45.8% 48.0% 48.3% 50.0% 20 % Cans 59.7% 58.9% 59.3% 58.1% 56.2% 56.7% 61.3% 63.1% PET 23.3% 17.5% 27.5% 31.6% 23.3% 36.5% 42.6% 41.2% improvement in water use efficiency ratio globally compared to 2017 1 Please refer to the Sustainability Statements in this report for additional context.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 31 WATER & AGRICULTURE Water stewardship As the world’s leading brewer, we are focused on is an ambitious project with GIZ that aims to improve the finding solutions to global water challenges across our availability of water by increasing the natural recharge communities and supply chain. In 2024, 100% of the of the aquifers in Apan, Hidalgo and Calera, Zacatecas 36 sites in scope of the Water Stewardship Goal have benefiting the communities around two of our breweries. conducted outreach, analyzed local water challenges, and In Apan, the project used nature-based solutions and identified and started implementing solutions with 89% actively involved the local community in the restoration. already seeing measurable improvements. We founded the 100+ Accelerator in 2018 to provide We also continued to improve water efficiency in our mentorship, training and funding to help scale breweries. In 2024, we had a: sustainable innovations. In partnership with The Coca- Cola Company, Colgate Palmolive, Danone and Unilever, • W ater use efficiency ratio of 2.47 hl/hl globally, an the 100+ Accelerator has worked with 148 startups from improvement of 20% compared to the 2017 water use 38 countries. In 2024, we piloted several 100+ solutions efficiency ratio of 3.08 hl/hl. focused on water stewardship. In Belgium, we worked with • W ater use efficiency ratio of 2.32 hl/hl across high-stress H2OK Innovations, a startup that uses a network of sensors sites, an improvement of more than 17% compared to the to collect information in real time and deliver solutions 2017 water use efficiency ratio across high-stress sites through an AI-powered platform, enabling us to reduce of 2.8 hl/hl. While action plans have been put in place at water usage throughout our brewing operations. In Brazil, breweries in priority watersheds, we may face challenges we worked with Inspectral, a startup that uses satellite to reaching this ambition by 2025. and drone technology to assess the effectiveness of our Grupo Modelo announced the second phase of its Aguas interventions in watersheds. Globally, we partenered with Firmes project in 2024 in partnership with the German Waterplan, an AI- powered platform that pairs publicly International Cooperation Society (GIZ) and The Coca- available water and weather data with our operational data Cola Company. Launched three years ago, Aguas Firmes to measure potential water risks. Smart agriculture We take a local, farmer-centric approach to support more sustainable agriculture. In 2024, we worked with more than 20,000 direct farmers globally and 100% were Skilled, Connected, and Financially Empowered. In Uganda, we conducted farmer training focused on barley and sorghum cultivation and financial literacy. By the end of 2024, more than 8 thousand farmers participated. The trainings covered both agricultural and financial topics to help farmers optimize their operations. Our five-year partnership with Indigo Ag has helped source more sustainable rice in the US. Farmers enrolled in the program adopt practices and technologies that protect natural resources, conserve water, and lower greenhouse gas emissions, and are paid a premium for these efforts. Progress is monitored closely in partnership with Indigo Ag. This partnership resulted in the conservation of 1.27 billion gallons of water in the most recent harvest.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 32 CLIMATE ACTION & CIRCULAR PACKAGING Climate action We are focused on deep decarbonization Scopes 1 and 2 emissions. We see the greatest throughout our global operations, including our opportunities for emissions reduction in Scope breweries and vertically integrated operations 3. To reduce Scope 3 emissions, we continued that produce packaging and brewing material to engage suppliers through Eclipse, our and agriculture. collaboration platform that supports supply chain partners by providing the tools needed to • W e contracted the equivalent of 100% of our measure and track decarbonization while also global purchased electricity volume from building capabilities and sharing best practices. renewable sources with 81.2% operational in 2024. While we achieved an increase In South Africa, we worked with Energy Generation Africa, a 100+ Accelerator start in operational renewable electricity each year over the past seven years, we do up that enables solar power installation and storage for small and medium retailers. Access not anticipate reaching 100% operational renewable electricity by the end of 2025 due to renewable energy and the ability to store to current challenges such as the absence energy even after the sun goes down helps lead Circular packaging of needed local infrastructure and enabling to a more resilient energy supply, increased regulatory frameworks. profitability for small retailers and reduced We are focused on advancing packaging We are continuously improving efficiency emissions in our value chain. We received solutions that create a more sustainable, in our returnable packaging supply chain. • Our absolute emissions in Scopes 1 and 2 a grant from The Industrial Development circular future for our value chain. In 2024, we increased our return rate for decreased by 42% versus a 2017 baseline, a Corporation of South Africa, a government- returnable bottles by 1.8%, reaching a 96.2% reduction of 2.3 million metric tonnes CO eq. 2 • In 2024, 40.9% of our total volume was in owned entity, to help scale this initiative. We return rate globally. We continued to promote • We also saw a 29.5% reduction in emissions returnable packaging. partnered with Energy Generation Africa to returnable packaging in 2024 by prioritizing intensity across our value chain (Scopes 1, 2 install solar panels, batteries, solar powered returnable glass bottles. Zé Delivery, our • R ecycled content across our packaging and 3) since 2017. CCTV and security lights, and complete direct-to-consumer platform in Brazil, offers materials increased by 13.2 percentage comprehensive post-investment business We continued to scale technologies and this packaging format, collecting glass points for glass, 3.4 percentage points for training at participating retail outlets. implement lighthouse projects to help reduce bottles from consumers and returning them cans and 18.0 percentage points for PET to a retailer or distribution hub for sorting, compared to our 2017 baseline. cleaning and reuse. This initiative led to a • In 2024, 89.8% of our products were in savings of 47.1 thousand tons of CO eq in 2 returnable packaging or packaging made 2024. from majority recycled content (more than 50%). While we continue to work In China, we launched the “Can-to-Can” towards this goal across our operations, recycling program to establish a closed we face challenges and may not achieve loop system and increase the percentage of this goal by 2025 due to the availability of recycled aluminum in our cans. As part of the viable recycled content, which is highly program, two of our breweries in Hubei and dependent on local recycling supply chains Guangdong recently signed agreements with and dynamic market conditions, especially partners to facilitate incremental aluminum for glass and PET packaging. can recycling. In China, cans with recycled content increased by 13.6 percentage points from 2023 to 2024.

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LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 34 1 Our people Ethics & Transparency Workplace safety Creating a Future With More Cheers begins with our We believe in promoting and maintaining the highest standards of ethical The health and safety of our colleagues, contractors people. With approximately 144,000 colleagues across behavior and are guided by our global policies, including our Code of and service providers is a core company value as part Business Conduct, which contains ethical principles that address key risk nearly 50 countries worldwide, our people continue to of our purpose to Create a Future With More Cheers. areas: Global Anti-Corruption, Human Rights, Data Privacy, Anti-Harassment be our greatest strength. We train our colleagues to make the right choices for and Anti-Discrimination and Conflict of Interest. safety, for themselves and for others. • Designe d to guide colleagues and business partners toward the highest Culture standards of business integrity and ethics, our Compliance Channel provides direct access to the Ethics & Compliance team for questions, Our company’s past, present, and future are shaped by guidance and approvals related to compliance matters. our people, who are owners. We are proud to be part of something bigger than ourselves and are passionate Our Compliance Helpline is available to anyone who wishes to raise concerns about continuing to build AB InBev’s legacy. Our culture in a simple, confidential and secure manner. is reflected in our annual Employee Engagement Score, • In 2024, we trained 100% of eligible employees around the globe on which was 89% in 2024. business ethics. 1 More safety information available in Sustainability Statements.

LETTER TO OUR SHAREHOLDERS ABOUT AB INBEV KEY FIGURES 2024 2024 HIGHLIGHTS OUR STRATEGY OUR COMMUNITIES OUR IMPACT OUR PEOPLE ANNUAL REPORT 2024 - 35 TO A FUTURE WITH MORE CHEERS Our purpose drives everything we do as we build on our heritage, reaching more consumers with our strong and growing portfolio. We are committed to making a positive impact in communities while driving growth through innovation, data, and technology. Thank you for joining us as we Dream Big to Create a Future with More Cheers.

FINANCIAL REPORT TABLE OF CONTENTS 37 137 Management report Information to our shareholders 57 Statement of the 139 Board of Directors Excerpt from the AB InBev NV/SA separate (non-consolidated) 58 financial statements prepared Independent auditors’ report in accordance with Belgian GAAP 62 141 Consolidated financial statements Glossary AB INBEV - ANNUAL REPORT 2024 - 36

Management report Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 employees based in nearly 50 countries worldwide. For 2024, our reported revenue was 59.8 billion US dollar (excluding joint ventures and associates). The following management report should be read in conjunction with our audited consolidated financial statements. In the rest of this document, we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”. Selected financial figures To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business. The tables in this management report provide the segment information per region for the period ended 31 December 2024 and 2023 in the format up to Normalized EBIT level that is used by management to monitor performance. For 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures. AB INBEV - ANNUAL REPORT 2024 - 37

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow 12 figures. For the year ended 31 December Million US dollar 2024% 2023% . . . . . Revenue¹ 59 768 100% 59 380 100% Cost of sales (26 744) 45% (27 396) 46% . . . . . Gross profit 33 024 55% 31 984 54% SG&A (18 341) 31% (18 172) 31% Other operating income/(expense) 779 1% 778 1% . . . . . Normalized profit from operations (Normalized EBIT) 15 462 26% 14 590 25% Non-underlying items 25 0% (624) 1% . . . . . Profit from operations (EBIT) 15 487 26% 13 966 24% . . . . . Depreciation, amortization and impairment 5 496 9% 5 385 9% Non-underlying impairment 49 - 25 - Normalized EBITDA 20 958 35% 19 976 34% EBITDA 21 031 35% 19 376 33% . . . . . Underlying profit attributable to equity holders of AB InBev 7 061 12% 6 158 10% Profit attributable to equity holders of AB InBev 5 855 10% 5 341 9% For the year ended 31 December Million US dollar 2024 2023² Operating activities Profit 7 416 6 891 Interest, taxes and non-cash items included in profit 13 990 14 181 Cash flow from operating activities before changes in working capital and use of provisions 21 406 21 072 Change in working capital (22) (1 541) Pension contributions and use of provisions (374) (419) Interest and taxes (paid)/received (6 189) (5 975) Dividends received 234 127 Cash flow from operating activities 15 055 13 265 Investing activities Net capex (3 735) (4 482) Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of (46) 9 Net proceeds from sale / (acquisition) of other assets 523 83 Cash flow from / (used in) investing activities (3 259) (4 390) Financing activities Net (repayments of) / proceeds from borrowings (3 830) (2 896) Dividends paid (2 672) (3 013) Share buyback (937) (362) Payment of lease liabilities (787) (780) Derivative financial instruments (431) (841) Sale/(acquisition) of non-controlling interests (435) (22) Other financing cash flows (763) (646) Cash flow from / (used in) financing activities (9 854) (8 560) Net increase / (decrease) in cash and cash equivalents 1 942 315 1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customer. 2 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 38

Financial performance We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. The tables in this management report provide the segment information per region for the periods ended 31 December 2024 and 2023 in the format down to Normalized EBIT level that is used by management to monitor performance. The tables below provide a summary of our performance for the periods ended 31 December 2024 and 2023 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers. For 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Currency Organic Organic AB INBEV WORLDWIDE 2023 Scope translation growth 2024 growth % Volumes 584 728 (586) - (8 435) 575 706 (1.4)% Revenue 59 380 777 (1 995) 1 606 59 768 2.7% Cost of sales (27 396) (557) 1 079 129 (26 744) 0.5% Gross profit 31 984 221 (916) 1 735 33 024 5.4% SG&A (18 172) (343) 543 (369) (18 341) (2.0)% Other operating income/(expenses) 778 31 (28) (2) 779 (0.3)% Normalized EBIT 14 590 (91) (401) 1 364 15 462 9.4% Normalized EBITDA 19 976 (53) (589) 1 624 20 958 8.2% Normalized EBITDA margin 33.6% - - - 35.1% 179 bps In 2024, our normalized EBITDA increased 8.2% with our normalized EBITDA margin expansion of 179 bps, to 35.1%. Consolidated volumes declined by 1.4% with own beer volumes down 2.0% and non-beer volumes up 1.5% in 2024. While our overall volume performance in 2024 was constrained by the soft consumer environments in China and Argentina, the global beer category remains vibrant with our volumes growing in the majority of our markets and by 0.9% overall when excluding these two countries. 1 Consolidated revenue grew by 2.7% to 59 768m US dollar, with revenue per hectoliter growth of 4.3%, accelerating sequentially through the year, as we continued to make disciplined revenue management choices and drive premiumization while investing in our brands to provide value to our consumers. Combined revenues of our megabrands grew by 4.6%. Consolidated cost of sales decreased 0.5%, and increased 1.0% on a per hectoliter basis, driven by product mix. Consolidated selling, general and administrative expenses (SG&A) increased 2.0% primarily due to increased administrative and marketing investments. Consolidated other operating income/(expenses) in 2024 decreased by 0.3% In 2024, Ambev recognized 49m US dollar income in Other operating income related to tax credits in Brazil (2023: 44m US dollar). The year-over-year change is presented as a scope change and does not impact the presented organic growth. Additionally, Ambev recognized 142m US dollar of interest income in Finance income in 2024 (2023: 168m US dollar) related to these credits. Underlying profit attributable to equity holders and underlying EPS were positively impacted by 108 m US dollar after tax and non-controlling interest (2023: positively impacted by 122m US dollar). Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2024, the total amount of such credits and interest receivables represented 1 120m US dollar. 1 Our audited consolidated financial statements are reported in millions, indicated as “m”, unless stated otherwise. AB INBEV - ANNUAL REPORT 2024 - 39

VOLUMES The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately. Organic Organic Thousand hectoliters 2023 Scope growth 2024 growth % North America 90 140 (470) (3 397) 86 272 (3.8)% Middle Americas 148 730 (18) 1 373 150 086 0.9% South America 162 460 - (1 692) 160 768 (1.0)% EMEA 90 213 - 3 591 93 804 4.0% Asia Pacific 92 726 (75) (8 255) 84 397 (8.9)% Global Export and Holding Companies 459 (24) (56) 380 (12.8)% AB InBev Worldwide 584 728 (586) (8 435) 575 706 (1.4)% North America total volumes decreased by 3.8%. In the United States, our sales-to-wholesalers (“STWs”) declined by 3.9%, supported by two additional selling-days in the year, and our sales-to-retailers (“STRs”) declined by 5.0%. The beer industry remained resilient in 2024, improving both volume and revenue trends sequentially since the second quarter of 2024 and gaining share of total alcohol by value in 2024, according to Circana. The momentum of our mainstream beer portfolio improved throughout 2024, gaining share of the segment in both third and fourth quarters of 2024. We are the leader in no-alcohol beer and have seen strong consumer demand for Michelob Ultra Zero post its launch in January 2025. In Beyond Beer, the spirits-based ready-to-drink category accounted for 100% of the spirits industry’s value growth in 2024 with our portfolio outperforming the industry and delivering volume growth in the mid-teens, led by Cutwater and Nütrl. In Canada, our volumes declined by low-single digits. Middle Americas total volumes increased by 0.9%. In Mexico, our volumes increased by low-single digits, outperforming the industry. The momentum of our business continued in 2024, with our portfolio delivering record high volumes and continuing to gain share of the industry. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 24% compared to 2023 and our digital DTC platform, TaDa Delivery, increasing the number of orders by 21% compared to 2023. In Colombia, our volumes increased by low-single digits. Driven by the consistent execution of our category expansion levers, the beer category continues to grow, with our portfolio gaining 85 bps share of total alcohol in 2024 and with our volumes reaching a new record high. Our performance was driven by our above core beer brands which delivered high- single digit volume growth, led by Corona and Stella Artois. Our mainstream beer portfolio continued to grow, delivering a low-single digit volume increase. In Peru, our volumes declined by low-single digits outperforming a soft industry according to our estimates. In Ecuador, our volumes were flat, estimated to be in-line with the industry which was negatively impacted by rolling blackouts and lower consumer confidence. South America total volumes decreased by 1.0%. In Brazil, our total volumes grew by 1.5% with beer volumes up by 0.6%, estimated to have outperformed the industry, and non-beer volumes up by 4.1%. Our above core beer brands led our performance in 2024, delivering low-teens volume growth driven by Budweiser and Corona. Within the core beer segment, the momentum of Brahma continued, with a mid- single digit volume increase in 2024. We are the leader in no-alcohol beer, with our volumes growing by double-digits, led by Budweiser Zero and Corona Cero. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the low-twenties in 2024. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 47% compared to 2023, and our digital DTC platform, Zé Delivery, generating over 66 million orders in 2024, a 10% increase compared to 2023. In Argentina, our volumes declined by high-teens in 2024, estimated to be in-line with the industry, as overall consumer demand was impacted by inflationary pressures. AB INBEV - ANNUAL REPORT 2024 - 40

EMEA total volumes increased by 4.0%. In Europe, our volumes grew by low-single digits, outperforming the industry in 5 of our 6 key markets according to our estimates. The beer category remained resilient in 2024, estimated to have gained share of total alcohol in 5 of our 6 key markets and with our own volumes growing in 2024 compared to 2023. Our performance in 2024 was driven by our megabrands, Corona and Stella Artois, which successfully activated the category in key moments such as the Olympic Games, Roland Garros and Wimbledon. In the UK, as of January 2025, we have strengthened our portfolio with the addition of the San Miguel brand and are now the leading brewer in the industry. In no-alcohol beer, we expanded the availability of Corona Cero to 27 markets, growing volumes by strong double-digits. In South Africa, volumes grew by mid-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. The beer industry returned to volume growth in 2024 following a volume decline in 2023. The momentum of our business continued, with focused investments in our megabrands increasing the Brand Power of our portfolio and driving market share gains in both beer and Beyond Beer according to our estimates. Our performance was led by our above core beer brands, which grew volumes by low-teens driven by Corona and Stella Artois, while our core beer portfolio continued to grow, delivering a mid-single digit volume increase in 2024. In Beyond Beer, our portfolio grew volumes by high-single digits driven by Brutal Fruit, Flying Fish and Redd’s. In Africa excluding South Africa, beer volumes grew by low-teens in Nigeria, cycling a soft industry. Asia Pacific total volumes decreased by 8.9%. In China, our volumes decreased by 11.8% impacted by a soft industry. We remain focused on the execution of our strategy, centered on premiumization, channel and geographic expansion, and digital transformation. We continued to invest in our brands and innovations to provide balanced choices to our consumers with the expansion of zero sugar options. In the context of a soft on-premise channel, we accelerated our premiumization of the in-home channel with the expansion of our premium and super premium brands. The roll out and adoption of the BEES platform continued, as of December 2024, BEES is present in more than 320 cities with approximately 80% of our revenue generated through digital channels. In South Korea, driven by our core portfolio and innovations, our volumes increased by mid-single digits in 2024, outperforming the industry in both the on-premise and in-home channels, and reaching our highest market share in the last 10 years. AB INBEV - ANNUAL REPORT 2024 - 41

OPERATING ACTIVITIES BY REGION The tables below provide a summary of the performance of each region, for the period ended 31 December 2024 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers. Currency Organic Organic AB INBEV WORLDWIDE 2023 Scope translation growth 2024 growth % Volumes 584 728 (586) - (8 435) 575 706 (1.4)% Revenue 59 380 777 (1 995) 1 606 59 768 2.7% Cost of sales (27 396) (557) 1 079 129 (26 744) 0.5% Gross profit 31 984 221 (916) 1 735 33 024 5.4% SG&A (18 172) (343) 543 (369) (18 341) (2.0)% Other operating income/(expenses) 778 31 (28) (2) 779 (0.3)% Normalized EBIT 14 590 (91) (401) 1 364 15 462 9.4% Normalized EBITDA 19 976 (53) (589) 1 624 20 958 8.2% Normalized EBITDA margin 33.6% - - - 35.1% 179 bps Currency Organic Organic North America 2023 Scope translation growth 2024 growth % Volumes 90 140 (470) - (3 397) 86 272 (3.8)% Revenue 15 072 (115) (18) (284) 14 655 (1.9)% Cost of sales (6 517) 61 6 214 (6 236) 3.3% Gross profit 8 554 (53) (12) (69) 8 419 (0.8)% SG&A (4 619) 7 7 247 (4 358) 5.4% Other operating income/(expenses) 34 - 1 (28) 7 (81.0)% Normalized EBIT 3 970 (47) (5) 150 4 069 3.8% Normalized EBITDA 4 727 (50) (6) 120 4 791 2.5% Normalized EBITDA margin 31.4% - - - 32.7% 143 bps Currency Organic Organic Middle Americas 2023 Scope translation growth 2024 growth % Volumes 148 730 (18) - 1 373 150 086 0.9% Revenue 16 348 (29) (141) 894 17 072 5.5% Cost of sales (6 379) 1 48 88 (6 242) 1.4% Gross profit 9 969 (27) (94) 982 10 830 9.9% SG&A (3 792) (19) 34 (199) (3 976) (5.3)% Other operating income/(expenses) 51 - - (17) 34 (33.0)% Normalized EBIT 6 228 (46) (59) 766 6 889 12.3% Normalized EBITDA 7 715 (69) (79) 832 8 400 10.8% Normalized EBITDA margin 47.2% - - - 49.2% 239 bps Currency Organic Organic South America 2023 Scope translation growth 2024 growth % Volumes 162 460 - - (1 692) 160 768 (1.0)% Revenue 12 040 982 (1 200) 602 12 423 5.0% Cost of sales (5 984) (627) 613 (74) (6 073) (1.2)% Gross profit 6 056 354 (587) 528 6 350 8.6% SG&A (3 575) (465) 370 (108) (3 779) (2.9)% Other operating income/(expenses) 394 25 (27) 60 452 17.1% Normalized EBIT 2 875 (87) (244) 480 3 024 17.1% Normalized EBITDA 3 884 (13) (346) 527 4 052 13.8% Normalized EBITDA margin 32.3% - - - 32.6% 267 bps Currency Organic Organic EMEA 2023 Scope translation growth 2024 growth % Volumes 90 213 - - 3 591 93 804 4.0% Revenue 8 589 16 (508) 907 9 003 10.5% Cost of sales (4 645) (15) 358 (376) (4 678) (8.1)% Gross profit 3 944 1 (150) 530 4 325 13.4% SG&A (2 614) (47) 86 (127) (2 701) (4.8)% Other operating income/(expenses) 198 4 (2) (23) 177 (11.4)% Normalized EBIT 1 528 (42) (66) 381 1 801 24.9% Normalized EBITDA 2 570 (42) (121) 440 2 847 17.1% Normalized EBITDA margin 29.9% - - - 31.6% 178 bps AB INBEV - ANNUAL REPORT 2024 - 42

Currency Organic Organic Asia Pacific 2023 Scope translation growth 2024 growth % Volumes 92 726 (75) - (8 255) 84 397 (8.9)% Revenue 6 824 (12) (128) (487) 6 196 (7.1)% Cost of sales (3 272) (24) 58 269 (2 970) 8.2% Gross profit 3 551 (36) (71) (218) 3 227 (6.2)% SG&A (2 133) (41) 44 72 (2 059) 3.4% Other operating income/(expenses) 113 3 (2) 3 116 2.2% Normalized EBIT 1 531 (75) (29) (143) 1 284 (9.6)% Normalized EBITDA 2 186 (81) (41) (131) 1 933 (6.1)% Normalized EBITDA margin 32.0% - - - 31.2% 35 bps Currency Organic Organic Global Export and Holding Companies 2023 Scope translation growth 2024 growth % Volumes 459 (24) - (56) 380 (12.8)% Revenue 508 (65) 1 (26) 418 (5.8)% Cost of sales (598) 47 (3) 8 (546) 1.5% Gross profit (90) (18) (2) (17) (128) (16.1)% SG&A (1 439) 223 3 (255) (1 468) (17.9)% Other operating income/(expenses) (13) - 2 3 (8) 24.2% Normalized EBIT (1 542) 205 2 (269) (1 604) (17.5)% Normalized EBITDA (1 106) 203 3 (165) (1 065) (14.8)% REVENUE Our consolidated revenue grew by 2.7% to 59 768m US dollar with revenue per hectoliter growth of 4.3% in 2024, as a result of disciplined revenue management choices and premiumization while investing in our brands to provide value to our consumers. COST OF SALES Our cost of sales decreased by 0.5% and increased by 1.0% on a per hectoliter basis, driven by product mix. OPERATING EXPENSES Our total operating expenses increased by 2.1% in 2024: • Selling, General & Administrative Expenses (SG&A) increased by 2.0% due primarily to increased administrative and marketing investments. • Other operating income decreased 0.3%. In addition, in 2024, Ambev, our subsidiary, recognized 49m US dollar income in other operating income related to tax credits in Brazil (2023: 44m US dollar). The year-over-year change is presented as a scope change. NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA) Our normalized EBITDA increased 8.2% organically to 20 958m US dollar, with an EBITDA margin of 35.1%, representing an EBITDA margin organic expansion of 179 bps, driven by production cost efficiencies and disciplined overhead management. Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix. AB INBEV - ANNUAL REPORT 2024 - 43

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance. Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Non-underlying net finance (income)/expense, (vi) Net finance expense, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment. Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies. For the year ended 31 December Million US dollar Notes 2024 2023 . Profit attributable to equity holders of AB InBev 5 855 5 341 Non-controlling interest 1 561 1 550 Profit of the period 7 416 6 891 Income tax expense 12 3 152 2 234 Share of result of associates 16 (329) (295) Non-underlying share of results of associates 8/16 (104) 35 Non-underlying net finance (income)/expense 11 995 69 Net finance expense 11 4 358 5 033 Non-underlying items above EBIT (including non-underlying impairment) 8 (25) 624 Normalized EBIT 15 462 14 590 Depreciation, amortization and impairment (excluding non-underlying impairment) 10 5 496 5 386 Normalized EBITDA 20 958 19 976 Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 8 Non-underlying items. AB INBEV - ANNUAL REPORT 2024 - 44

IMPACT OF FOREIGN CURRENCIES 1 Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for 2024 and 2023: 2024 2023 US dollar 25.0% 25.8% Brazilian real 15.4% 15.8% Mexican peso 12.8% 12.7% Chinese yuan 7.3% 8.5% Euro 5.8% 5.7% Colombian peso 5.2% 4.5% South African rand 4.5% 4.0% Peruvian nuevo sol 3.2% 3.2% Canadian dollar 3.1% 3.2% Argentine peso¹ 3.0% 2.2% Dominican peso 2.3% 2.2% South Korean won 2.1% 1.9% Pound sterling 2.0% 2.1% Other 8.3% 8.3% The following table sets forth the percentage of our normalized EBITDA realized by currency for 2024 and 2023: 2024 2023 US dollar 20.0% 20.9% Mexican peso 18.8% 18.3% Brazilian real 14.8% 14.5% Chinese yuan 7.5% 9.1% Colombian peso 7.1% 6.1% Peruvian nuevo sol 5.3% 5.2% South African rand 4.8% 4.2% Dominican peso 3.6% 3.3% Canadian dollar 3.1% 3.2% Argentine peso¹ 2.1% 2.6% South Korean won 2.0% 1.7% Euro 2.0% 2.8% Pound sterling 1.3% 0.9% Other 7.4% 7.2% In 2024, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact, of 1 995m US dollar on our revenue (2023: negative impact of 2 744m US dollar), of 589m US dollar on our normalized EBITDA (2023: negative impact of 1 012m US dollar) and of 401m US dollar on our normalized EBIT (2023: negative impact of 865m US dollar). Our profit (after tax) was negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact, amounting to 133m US dollar (2023: negative impact of 303m US dollar), while the negative translation impact, including hyperinflation accounting impact, on our EPS (profit attributable to our equity holders) was 130m US dollar or 0.07 US dollar per share (2023: negative impact of 221m US dollar or 0.11 US dollar per share). The impact of the fluctuation of the foreign currencies on our net debt amounted to 242m US dollar (decrease of net debt) in 2024, as compared to an impact of 855m US dollar (increase of net debt) in 2023. The impact of the fluctuation of the foreign currencies on the equity attributable to our equity holders amounted to 8 490m US dollar (decrease of equity), as compared to an impact of 4 497m US dollar (increase of equity) in 2023. 1 Hyperinflation accounting was adopted in 2018 to report the company’s Argentine operations. AB INBEV - ANNUAL REPORT 2024 - 45

PROFIT Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 7 061m US dollar in 2024 (Underlying EPS 3.53 US dollar) as compared to 6 158m US dollar in 2023 (Underlying EPS 3.05 US dollar) (see Note 21 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for 2024 was 5 855m US dollar, compared to 5 341m US dollar for 2023 and includes the following impacts: • Net finance expense (excluding non-underlying net finance items): 4 358m US dollar in 2024 compared to a net finance expense of 5 033m US dollar in 2023. • Non-underlying net finance income/(expense): Non-underlying net finance expense amounted to 995m US dollar in 2024 compared to 69m US dollar expense in 2023. In 2024, 1 211m US dollar loss resulted from mark-to- market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2023: 325m US dollar loss), 66m US dollar loss resulting from the impairment of financial investments, 263m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (2023: 239m US dollar gain) and 18m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions (2023: 17m US dollar gain). • Non-underlying share of results of associates: In 2024, non-underlying share of results of associates amounted to 104m US dollar from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 16 Investments in associates. • Non-underlying items impacting profit from operations: In 2024, we incurred 25m US dollar of non-underlying income (2023: 624m US dollar cost) mainly comprising of 156m US dollar of restructuring costs (2023: 142m US dollar) and 183m US dollar net income of business and asset disposals (including impairment losses) mainly comprising of a gain of 437m US dollar recognized upon the sale of our share in associate Ghost Beverages LLC partially offset by impairment losses of intangible assets and other non-core assets sold (2023: 385m US dollar cost). • Income tax expense: 3 152m US dollar in 2024 with an effective tax rate of 31.1% compared to 2 234m US dollar in 2023 with an effective tax rate of 25.2%. The 2024 and 2023 effective tax rate was negatively impacted by non- deductible losses from derivatives related to the hedging of share-based payment programs and hedging of the shares issued in relation to the combination with Grupo Modelo and SAB. Furthermore, the 2024 effective tax rate includes (205)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters, the income tax on non-underlying items and the release of tax provisions - please refer to Note 8 Non-underlying items. The normalized effective tax rate was 26.5% in 2024 compared to 24.3% in 2023. • Profit attributable to non-controlling interest: 1 561m US dollar in 2024 compared to 1 550m US dollar in 2023. AB INBEV - ANNUAL REPORT 2024 - 46

Liquidity position and capital resources CASH FLOWS Million US dollar 2024 2023¹ Cash flow from operating activities 15 055 13 265 Cash flow from investing activities (3 259) (4 390) Cash flow from financing activities (9 854) (8 560) Net increase/(decrease) in cash and cash equivalents 1 942 315 Cash flow from operating activities Million US dollar 2024 2023 Profit 7 416 6 891 Interest, taxes and non-cash items included in profit 13 990 14 181 Cash flow from operating activities before changes in working capital and use of 21 406 21 072 provisions Change in working capital (22) (1 541) Pension contributions and use of provisions (374) (419) Interest and taxes (paid)/received (6 189) (5 975) Dividends received 234 127 Cash flow from operating activities 15 055 13 265 Our cash flow from operating activities reached 15 055m US dollar in 2024 compared to 13 265m US dollar in 2023. The increase was driven by higher profit for the period and an improved cash flow impact from changes in working capital as a result of cycling the negative cash flow impact in 2023 from extended credit terms to our wholesalers in the US and lower payables from optimizing inventory purchases and net capex. Cash flow from investing activities Million US dollar 2024 2023¹ Net capex (3 735) (4 482) Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of (46) 9 Proceeds from sale/(acquisition) of other assets 523 83 Cash flow from/(used in) investing activities (3 259) (4 390) Our cash outflow from investing activities was 3 259m US dollar in 2024 compared to a cash outflow of 4 390m US dollar in 2023. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures in 1 2024 compared to 2023 and proceeds from the sale of our share in associate Ghost Beverages LLC. Our net capital expenditures amounted to 3 735m US dollar in 2024 and 4 482m US dollar in 2023. Out of the total 2024 capital expenditures approximately 44% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and for the purchase of hardware and software. Cash flow from financing activities Million US dollar 2024 2023¹ Net (repayments of) / proceeds from borrowings (3 830) (2 896) Dividends paid (2 672) (3 013) Share buyback (937) (362) Payment of lease liabilities (787) (780) Derivative financial instruments (431) (841) Sale/(acquisition) of non-controlling interests (435) (22) Other financing cash flows (763) (646) Cash flow from/(used in) financing activities (9 854) (8 560) Our cash outflow from financing activities amounted to 9 854m US dollar in 2024, as compared to a cash outflow of 8 560m US dollar in 2023. The increase is primarily driven by higher debt redemption and share buyback in 2024 compared to 2023, and the acquisition of additional non-controlling interests in Cervecería Nacional Dominicana S.A. (“CND”) for a net consideration of 0.3 billion US dollar. As of 31 December 2024, we had total liquidity of 21.5 billion US dollar, which consisted of 11.4 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts and 10.1 billion US dollar available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations. 1 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 47

CAPITAL RESOURCES AND EQUITY Our objective to maximize long-term value creation is focused on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We continued to deliver strong free cash flow, generating approximately 11.3 billion US dollar (2023: 8.8 billion US dollar). Our net debt amounted to 60.6 billion US dollar as of 31 December 2024 as compared to 67.6 billion US dollar as of 31 December 2023. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x. Our net debt decreased by 6.9 billion US dollar as of 31 December 2024 compared to 31 December 2023. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (5.8 billion US dollar increase of net debt), the payment for the share buybacks (0.9 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (2.7 billion US dollar increase of net debt) and foreign exchange impact on net debt (0.2 billion US dollar decrease of net debt). Net debt to normalized EBITDA decreased from 3.38x for the 12-month period ending 31 December 2023 to 2.89x for the 12-month period ending 31 December 2024. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio. Consolidated equity attributable to our equity holders as at 31 December 2024 was 78 237m US dollar, compared to 81 848m US dollar as at 31 December 2023. The net decrease in equity results from the profit attributable to equity shareholders and the net foreign exchange loss on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Mexican peso, the Colombian Peso, and the Brazilian real which resulted in a net foreign exchange translation adjustment of 8 490m US dollar as of 31 December 2024 (decrease of equity). Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 22 Interest-bearing loans and borrowings and Note 27 Risks arising from financial instruments. As of 31 December 2024, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Research and development Given our focus on innovation, we place a high value on research and development (R&D). In 2024, we spent 222m US dollar in research and development (2023: 256m US dollar). The spend focused on product innovations, market research, as well as process optimization and product development. R&D in product innovation covers liquid, packaging and draught innovation. Product innovation consists of breakthrough innovation, incremental innovation and reformulation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better experience for the consumer and better performance of top-line results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offerings of beverages increasing, our research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts. R&D in process optimization is primarily aimed at quality improvement, better efficiency, capacity increase (brewery debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products. Our R&D efforts are also directed towards reduction of carbon footprint in our operations, but also of our packages. Projects range from process innovations that reduce energy in production process steps, but also focus on making packages lighter, increase the amount of recycled content, and convert to more returnable packaging. AB INBEV - ANNUAL REPORT 2024 - 48

In the biotech space, our R&D teams are working on solutions to upcycle co-product streams, but also to provide protein solutions through precision fermentation. Knowledge management and learning is also an integral part of R&D. We seek to continuously increase our knowledge through collaborations with universities, startups and suppliers. We believe strongly in open innovation as an answer to rapidly changing needs and external environment, and our innovation process is designed to create an innovation ecosystem. Our R&D team is deeply connected with the company's and the business regions' priorities and approves concepts which are subsequently prioritized for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year, but at the same time new concepts are developed that will only be implemented within a time horizon of 2- 5 years. The Global Innovation and Technology Center (“GITEC”), located in Leuven, accommodates the Packaging, Product, Process Development and Consumer Science teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITEC, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short-term needs of such regions. Risks and uncertainties Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence. AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, recession, foreign exchange, inflation, geopolitical instability, current and future global tariffs, increases in energy prices, public health crises, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. Reduced government spending and volatility in financial markets and foreign exchange rates may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers. The recent marked depreciation of currencies around the world against the U.S. dollar may place significant pressure on the global economy and adverse translational currency effects could create volatility in AB InBev’s reported financial results. Adverse transactional currency effects could increase the cost of certain U.S. dollar-denominated products or services in terms of local currencies, which could erode the purchasing power of consumers in the countries in which AB InBev operates. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third- party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected. A continuation or worsening of the levels of capital and credit market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares. AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Additionally, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Furthermore, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs. AB INBEV - ANNUAL REPORT 2024 - 49

AB InBev’s business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences. AB InBev’s business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, de-recognized the investment and reported a 1.1 billion US dollar non-cash impairment charge in non-underlying share of results of associates as of 30 June 2022. In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures, including the temporary management of the AB InBev Efes Russian operations announced via Russian presidential decree on 30 December 2024, have made it difficult for AB InBev to divest its non-controlling interest in the Russian businesses or for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. Even though AB InBev has announced that it has entered into an agreement by which Anadolu Efes will acquire AB InBev’s interest in the Russian business of AB InBev Efes, and AB InBev will acquire the interest of Anadolu Efes in the Ukraine business of AB InBev Efes, these developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation. The broader geopolitical and economic impacts of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted. AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. Although AB InBev has decreased its level of debt in recent years, it could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), (v) limiting its ability to pay dividends or pursue other capital distributions to shareholders, and (vi) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. While AB InBev aims to dynamically allocate its surplus free cash flow (remaining after investments in its business) to balance its leverage, return cash to shareholders and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it is able to pay. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, an inability of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, could have a material adverse effect on its financial condition and results of operations. The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non- transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not AB INBEV - ANNUAL REPORT 2024 - 50 provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition. Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in global tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev's results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs in recent years which may continue. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time and disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products, and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners, and consumer perception of the company’s response to political and social issues or catastrophic events could damage its reputation or the image and reputation of its brands, may decrease demand for its products and may adversely affect the company’s business, financial condition and/or the market price of its shares and American Depositary Shares. AB InBev’s reputation and the image and reputation of its brands could be damaged as a result of consumers’ perceptions of its support of, association with or lack of support or disapproval of certain social causes. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting the company, its personnel, its supply chain, its products or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s reputation or the image and reputation of its brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue. AB InBev’s sponsorship relations and promotional partnerships may also subject it to negative publicity as a result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by its promotional partners or individuals and entities associated with organizations AB InBev sponsors or supports. Negative claims or publicity involving the company’s sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on AB InBev’s reputation or the image and reputation of its brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of AB InBev’s products, thereby adversely affecting its business. Certain of AB InBev's operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are typically either government-controlled or independently and privately owned, and there can be no assurance that such distributors will not give priority to AB InBev's competitors. Further, any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev's business, results of operations and financial condition. The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev's financial results. AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer and other alcohol and non-alcohol beverages, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev's production, distribution and sale of beer, other alcohol beverages and soft drinks and have a material adverse effect on AB InBev's business, results of operations, cash flows or financial condition. For certain packaging supplies and raw materials, AB InBev relies on a small number of important suppliers and certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. AB INBEV - ANNUAL REPORT 2024 - 51

In addition, a number of AB InBev’s key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, violate applicable laws or regulations or AB InBev’s internal policies, or fail to meet certain quality standards, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition. AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be directors, managers or senior officers of the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev. The size of AB InBev, contractual and regulatory limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates for acquisitions or partnerships, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks. AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties. A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, high rates of inflation (including hyperinflation), devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the countries in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The possibility of new global tariffs has created uncertainty which may negatively impact global trade and macroeconomic conditions and increase costs for consumers. Additionally, tariffs implemented by the United States could increase the strength of the U.S. dollar, further compounding the negative impact of foreign currency exchange rates. If significant tariffs or other restrictions are placed on products imported from foreign countries or any countries adopt retaliatory trade measures in response to existing or future tariffs, or as an initiative to manage economic conditions such as currency deflation, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations. AB INBEV - ANNUAL REPORT 2024 - 52

Competition and changing consumer preferences in its various markets and increased purchasing power of participants in AB InBev’s distribution and sales channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Consumer preferences can change rapidly and unpredictably due to a variety of factors, including changing social norms and attitudes regarding alcohol beverages, betterment trends and changing dietary preference (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns). AB InBev may not be able to anticipate or respond adequately to changes in consumer preferences and tastes or developments in new forms of media and marketing, and AB InBev’s marketing, promotional and advertising programs may not be successful in reaching consumers in the way it intends. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the growth of the spirit-based ready-to-drink category in certain countries. Furthermore, in recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fails to continuously strengthen and evolve its capabilities in digital commerce and marketing. The success of the company’s digital commerce activities depends in part on its ability to attract retailers, consumers and wholesalers to use its offerings and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond its control. Any of the foregoing could have a material adverse effect on AB InBev's business, financial condition and results of operations. If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition. In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries, as a result of an increasing emphasis on health and well-being. Concerns about the perceived or potential health consequences of consuming alcohol beverages and increased activity from activist groups, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally, negatively impact investor perception of the industry or result in legal proceedings, which could adversely affect AB InBev’s share price or its profitability. AB InBev remains committed to promoting moderation through its Smart Drinking initiatives. Nevertheless, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to promote moderate consumption. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of the countries in which it operates. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, dietary guidelines, product labeling, opening hours or marketing activities, may negatively impact consumption trends and the popularity of AB InBev’s products, which could have a material adverse effect on AB InBev’s business, financial condition and results of operations. AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2024 consolidated financial statements. AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection laws such as the General Data Protection Regulation adopted in the European Union, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil. AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Charges relating to tax stamps and other forms of fiscal marking can also affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, in response to the increasing globalization and digitalization of trade and AB INBEV - ANNUAL REPORT 2024 - 53 business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the countries where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. Pillar Two is effective as of 1 January 2024 in many countries, including Belgium as the location of AB InBev’s global headquarters. These rules have significantly increased compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. AB InBev is continuing to evaluate the impact of these legislative changes as new guidance becomes available, but there is no guarantee that it will be successful in mitigating the impact of the increased compliance burden. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which AB InBev operates, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives or otherwise could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where it operates. AB InBev is also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which it operates. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity, tax authorities taking increasingly opposing positions in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although AB InBev believes its tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with AB InBev’s judgments or may take opposing positions with respect to the company’s judgments. A tax authority’s final determination in the event of a tax audit could materially differ from AB InBev’s tax provisions and accruals or may require the company to modify its business practices to reduce its exposure to additional taxes going forward, any of which may have an adverse effect on its business, results of operations and financial condition. Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev's business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev's business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions. AB InBev operates its business and markets its products in emerging countries that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates. Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may suffer, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure. AB InBev has received notice of potential claims purporting to be made under the Helms-Burton Act. AB INBEV - ANNUAL REPORT 2024 - 54

AB InBev relies on the image and reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev's brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used, or on the products that may be advertised, may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues. AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business. If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev's results of operations and financial condition. Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In the event that climate change has a negative effect on agricultural productivity, AB InBev may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for its products, such as barley, hops and rice. Further, climate change may also subject AB InBev to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, social attitudes, customer preferences and investor sentiment regarding environmental and energy policies are increasingly polarized, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to change how it addresses environmental concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action, including actions related to environmental claims or disclosures. If AB InBev fails to meet its 2025 Sustainability Goals or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may suffer. Public expectations for reductions in greenhouse gas emissions, the adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to sustainability matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting sustainability metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading and corporate sustainability reporting regulations may also have an adverse impact on AB InBev’s business and results of operations. AB InBev's operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues. Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and may cause its business to suffer. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and the image and reputation of its brands and may adversely affect its business. Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships AB INBEV - ANNUAL REPORT 2024 - 55 with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity. AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution, and marketing. AB InBev also relies on these information systems, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. These systems, including those operated or maintained by third parties and those on which they rely, are exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. As the integration of e-commerce, fintech and direct sales in AB InBev’s operations has increased the amount of information that AB InBev processes and maintains, its potential exposure to a security incident has also increased. The sophistication of cybersecurity threat actors also continues to evolve and grow, including the risk associated with the deployment of emerging technologies, such as artificial intelligence, for nefarious purposes. Further, compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of cybersecurity incidents and disruptions to information and operational technology systems, such incidents (including incidents impacting our third-party partners) could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition, including by impacting its ability to meet its contractual obligations and exposing it to legal claims or regulatory penalties. AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics. AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position. Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition. AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in US dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the US dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences. RISKS ARISING FROM FINANCIAL INSTRUMENTS Note 27 of the 2024 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies. Events after the reporting date Please refer to Note 32 Events after the reporting date of the consolidated financial statements. Corporate governance For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of our annual report. AB INBEV - ANNUAL REPORT 2024 - 56

Statement of the Board of Directors The Board of Directors of AB InBev NV/SA certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face. AB INBEV - ANNUAL REPORT 2024 - 57

Independent auditors’ report STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING OF ANHEUSER- BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2024 We present to you our statutory auditor’s report in the context of our statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). This report includes our report on the consolidated financial statements, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible. We have been appointed as statutory auditor by the general meeting d.d. 27 April 2022, following the proposal formulated by the board of directors and following the recommendation by the audit committee and the proposal formulated by the works’ council. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2024. We have performed the statutory audit of the Group’s consolidated financial statements for six consecutive years. Report on the consolidated financial statements Unqualified opinion We have performed the statutory audit of the Group’s consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2024, the consolidated income statement, the consolidated statement of comprehensive income/(loss), the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information, and which is characterized by a consolidated statement of financial position total of USD 206 637 million and a profit for the year of USD 7 416 million. In our opinion, the consolidated financial statements give a true and fair view of the Group’s net equity and consolidated financial position as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Basis for unqualified opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing as approved by the IAASB which are applicable to the year-end, and which are not yet approved at the national level. Our responsibilities under those standards are further described in the “Statutory auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the requirements related to independence. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. AB INBEV - ANNUAL REPORT 2024 - 58

Key Audit Matter How our audit addressed the key audit matter Impairment of goodwill and intangible assets with indefinite useful life As described in Notes 4, 14 and 15 to the consolidated financial Addressing the matter involved performing procedures and statements, the Group has recorded goodwill and intangible assets with evaluating audit evidence in connection with forming our indefinite useful life for an amount of USD 110 479 million and USD 36 overall opinion on the consolidated financial statements. 948 million, respectively, as of 31 December 2024. Impairment analyses These procedures included testing the effectiveness of of goodwill and indefinite-lived intangible assets are performed annually controls relating to management’s goodwill and indefinite- and whenever a triggering event has occurred, in order to determine lived asset impairment testing, including controls over the whether the carrying value exceeds the recoverable amount. valuation of the Group’s cash-generating units. Impairment tests are conducted by management, in accordance with These procedures also included, among others, testing IAS 36, in which management applies a discounted cash flow approach management’s process for developing the fair value based on current acquisition valuation models for its cash-generating estimates; evaluating the appropriateness of the discounted units showing an invested capital to EBITDA multiple above 9x and cash flow model; testing the completeness, accuracy, and valuation multiples for its other cash-generating units. The Group uses relevance of underlying data used in the models; and, with the a strategic plan based on external sources in respect of macro- assistance of professionals with specialized skill and economic assumptions, industry, inflation and foreign exchange rates, knowledge, evaluating the significant assumptions used by past experience and identified initiatives in terms of market share, management, related to the weighted average cost of capital, revenue, variable and fixed cost, capital expenditure and working capital the terminal growth rate and the applied market multiple. assumptions. Management’s cash flow projections include significant judgment, estimates and assumptions, related to the weighted average Evaluating management’s assumptions involved evaluating cost of capital, the terminal growth rate and the applied market multiple. whether the assumptions used by management were reasonable considering (i) the current and past performance The principal considerations for our determination that performing of the cash-generating unit, (ii) the consistency with external procedures relating to the impairment of goodwill and intangible assets market and industry data, (iii) whether these assumptions with indefinite useful life is a key audit matter are (i) the high degree of were consistent with evidence obtained in other areas of the auditor judgment and subjectivity in applying procedures relating to the audit and (iv) analysis of sensitivities in the Group’s valuation of the cash-generating units due to the significant amount of discounted cash flow model. judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, related to the weighted average cost of capital, the terminal growth rate and the applied market multiple. Key Audit Matter How our audit addressed the key audit matter Uncertain tax positions As described in Notes 4 and 29 to the consolidated financial statements, Addressing the matter involved performing procedures and significant judgment by management is required in determining the evaluating audit evidence in connection with forming our worldwide provision for income tax. There are some transactions and overall opinion on the consolidated financial statements. calculations for which the ultimate tax determination is uncertain. Some These procedures included testing the effectiveness of subsidiaries within the group are involved in tax audits and local controls relating to completeness of the uncertain tax enquiries usually in relation to prior years. Investigations and positions, as well as controls over measurement of the liability. negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable These procedures also included, among others, (i) testing the time to conclude. In assessing the amount of any income tax provisions information used in the calculation of the income tax to be recognized in the financial statements, estimates are made of the provisions, including intercompany agreements, international, expected successful settlement of these matters. federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the income tax provision The principal considerations for our determination that performing by jurisdiction, including management’s assessment of the procedures relating to uncertain tax positions is a key audit matter are technical merits of tax positions and estimates of the amount (i) the high degree of auditor judgment and subjectivity in applying of tax benefit expected to be sustained; (iii) testing the procedures related to uncertain tax positions due to the significant completeness of management’s assessment of both the amount of judgment by management when developing this estimate, identification of uncertain tax positions and possible outcomes including a high degree of estimation uncertainty relative to the thereof; and (iv) evaluating the status and results of income numerous and complex tax laws, frequency of tax audits, and the tax audits by the relevant tax authorities. considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits, and (ii) the audit effort involved Professionals with specialized skill and knowledge were used the use of professionals with specialized skill and knowledge to assist to assist in the evaluation of the completeness and in evaluating the audit evidence obtained from these procedures. measurement of the Group’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of the chance of loss related to tax positions and the application of relevant tax laws. AB INBEV - ANNUAL REPORT 2024 - 59

Responsibilities of the board of directors for the preparation of the consolidated financial statements The board of directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Statutory auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the consolidated financial statements in Belgium. A statutory audit does not provide any assurance as to the Group’s future viability nor as to the efficiency or effectiveness of the board of directors’ current or future business management at Group level. Our responsibilities in respect of the use of the going concern basis of accounting by the board of directors are described below. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control; • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors; • Conclude on the appropriateness of the board of directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern; • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; • Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. Other legal and regulatory requirements Responsibilities of the board of directors The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial statements including the sustainability information. AB INBEV - ANNUAL REPORT 2024 - 60

Statutory auditor’s responsibilities In the context of our engagement and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors’ report on the consolidated financial statements and to report on these matters. Aspects related to the directors’ report on the consolidated financial statements The director’s report on the consolidated financial statements includes the consolidated sustainability information that is the subject of our separate report, which contains an ‘Unqualified conclusion’ on the limited assurance with respect to this sustainability information. This section does not concern the assurance on the consolidated sustainability information included in the directors’ report on the consolidated financial statements. In our opinion, after having performed specific procedures in relation to the directors’ report on the consolidated financial statements, this directors’ report is consistent with the consolidated financial statements for the year under audit and is prepared in accordance with article 3:32 of the Companies' and Associations' Code. In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether the directors’ report on the consolidated financial statements is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you. Statements related to independence ● Our registered audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements, and our registered audit firm remained independent of the Group in the course of our mandate. ● The fees for additional services which are compatible with the statutory audit of the consolidated financial statements referred to in article 3:65 of the Companies' and Associations' Code are correctly disclosed and itemized in the notes to the consolidated financial statements. European Uniform Electronic Format (ESEF) We have also verified, in accordance with the draft standard on the verification of the compliance of the consolidated financial statements with the European Uniform Electronic Format (hereinafter “ESEF”), the compliance of the ESEF format with the regulatory technical standards established by the European Delegate Regulation No. 2019/815 of 17 December 2018 (hereinafter: “Delegated Regulation”) and with the Royal Decree of 14 November 2007 concerning the obligations of issuers of financial instruments admitted to trading on a regulated market. The board of directors is responsible for the preparation of a consolidated financial statements, in accordance with ESEF requirements, including the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter “digital consolidated financial statements”). Our responsibility is to obtain sufficient appropriate evidence to conclude that the format and marking language of the digital consolidated financial statements comply in all material respects with the ESEF requirements under the Delegated Regulation. Based on our procedures performed, we believe that the format and marking of information in the digital consolidated financial statements included in the annual report of Anheuser-Busch InBev NV/SA per 31 December 2024 comply, and which will be available in the Belgian official mechanism for the storage of regulated information (STORI) of the FSMA, are, in all material respects, in compliance with the ESEF requirements under the Delegated Regulation and the Royal Decree of 14 November 2007. Other statement This report is consistent with the additional report to the audit committee referred to in article 11 of the Regulation (EU) N° 537/2014. Diegem, 25 February 2025 The statutory auditor PwC Bedrijfsrevisoren BV / Reviseurs d'Entreprises SRL Represented by Peter D'hondt* Bedrijfsrevisor/Réviseur d'entreprises *Acting on behalf of Peter D’hondt BV AB INBEV - ANNUAL REPORT 2024 - 61

Consolidated financial statements Consolidated income statement For the year ended 31 December Million US dollar, except earnings per share in US dollar Notes 2024 2023 . Revenue 59 768 59 380 Cost of sales (26 744) (27 396) Gross profit 33 024 31 984 . Distribution expenses (6 201) (6 277) Sales and marketing expenses (7 156) (7 158) Administrative expenses (4 983) (4 738) Other operating income/(expenses) 7 779 778 Profit from operations before non-underlying items 15 462 14 590 . Non-underlying costs above profit from operations 8 25 (624) Profit from operations 15 487 13 966 . Finance expense 11 (5 100) (5 808) Finance income 11 742 775 Non-underlying net finance income/(expense) 11 (995) (69) Net finance income/(expense) (5 353) (5 102) . Share of results of associates 16 329 295 Non-underlying share of results of associates 8 / 16 104 (35) Profit before tax 10 568 9 124 . Income tax expense 12 (3 152) (2 234) Profit of the period 7 416 6 891 . Profit of the period attributable to: Equity holders of AB InBev 5 855 5 341 Non-controlling interest 1 561 1 550 . Basic earnings per share 21 2.92 2.65 Diluted earnings per share 21 2.86 2.60 . Underlying earnings per share¹ 21 3.53 3.05 1 The accompanying notes are an integral part of these consolidated financial statements. 1 Underlying earnings per share is not a defined metric in IFRS. Refer to Note 21 Changes in equity and earnings per share for more details. AB INBEV - ANNUAL REPORT 2024 - 62

Consolidated statement of comprehensive income/(loss) For the year ended 31 December Million US dollar Notes 2024 2023 . Profit of the period 7 416 6 891 XXX Other comprehensive income/(loss): items that will not be reclassified to profit or loss: Re-measurements of post-employment benefits 21 141 (136) . 141 (136) Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations 21 (10 212) 4 171 Effective portion of changes in fair value of net investment hedges 935 (242) Cash flow hedges recognized in equity 705 (400) Cash flow hedges reclassified from equity to profit or loss (380) 483 XXX (8 953) 4 012 . Other comprehensive income/(loss), net of tax (8 812) 3 876 XXX Total comprehensive income/(loss) (1 396) 10 767 XXX Attributable to: Equity holders of AB InBev (2 191) 9 739 Non-controlling interest 795 1 028 The accompanying notes are an integral part of these consolidated financial statements. AB INBEV - ANNUAL REPORT 2024 - 63

Consolidated statement of financial position Million US dollar Notes 31 December 2024 31 December 2023 . ASSETS Non-current assets Property, plant and equipment 13 23 503 26 818 Goodwill 14 110 479 117 043 Intangible assets 15 40 034 41 286 Investments in associates 16 4 612 4 872 Investment securities 20 168 178 Deferred tax assets 17 2 493 2 935 Pensions and similar obligations 23 42 12 Income tax receivables 470 844 Derivatives 27 261 44 Trade and other receivables 19 1 577 1 941 Total non-current assets 183 637 195 973 Current assets Investment securities 20 221 67 Inventories 18 5 020 5 583 Income tax receivables 727 822 Derivatives 27 554 505 Trade and other receivables 19 5 270 6 024 Cash and cash equivalents 20 11 174 10 332 Assets classified as held for sale 33 34 Total current assets 22 999 23 367 Total assets 206 637 219 340 EQUITY AND LIABILITIES Equity Issued capital 21 1 736 1 736 Share premium 17 620 17 620 Reserves 12 304 20 276 Retained earnings 46 577 42 215 Equity attributable to equity holders of AB InBev 78 237 81 848 Non-controlling interests 30 10 463 10 828 Total equity 88 700 92 676 Non-current liabilities Interest-bearing loans and borrowings 22 70 720 74 163 Pensions and similar obligations 23 1 296 1 673 Deferred tax liabilities 17 11 321 11 874 Income tax payables 284 589 Derivatives 27 68 151 Trade and other payables 26 797 738 Provisions 25 385 320 Total non-current liabilities 84 871 89 508 Current liabilities Bank overdrafts 20 - 17 Interest-bearing loans and borrowings 22 1 449 3 987 Income tax payables 1 805 1 583 Derivatives 27 5 817 5 318 Trade and other payables 26 23 804 25 981 Provisions 25 191 269 Total current liabilities 33 066 37 156 Total equity and liabilities 206 637 219 340 The accompanying notes are an integral part of these consolidated financial statements. AB INBEV - ANNUAL REPORT 2024 - 64

Consolidated statement of changes in equity Attributable to equity holders of AB InBev Other comprehensive Non- Issued Share Treasury income Retained controlling Total Million US dollar Notes Capital premium shares Reserves reserves earnings Total interest Equity As per 1 January 2023 1 736 17 620 (3 706) 54 477 (35 553) 38 823 73 398 10 880 84 278 Profit of the period - - - - - 5 341 5 341 1 550 6 891 Other comprehensive income/(loss) 21 - - - - 4 398 - 4 398 (522) 3 876 Total comprehensive income/(loss) - - - - 4 398 5 341 9 739 1 028 10 767 Dividends - - - - - (1 582) (1 582) (1 371) (2 952) Treasury shares - - 240 - - (477) (237) - (237) Share-based payments 24 - - - 418 - - 418 19 438 Hyperinflation monetary adjustments - - - - - 417 417 258 675 Scope and other changes - - - - - (306) (306) 15 (291) As per 31 December 2023 1 736 17 620 (3 465) 54 896 (31 155) 42 215 81 848 10 828 92 676 XXX Attributable to equity holders of AB InBev Other comprehensive Non- Issued Share Treasury income Retained controlling Total Million US dollar Notes Capital premium shares Reserves reserves earnings Total interest Equity As per 1 January 2024 1 736 17 620 (3 465) 54 896 (31 155) 42 215 81 848 10 828 92 676 Profit of the period - - - - - 5 855 5 855 1 561 7 416 Other comprehensive income/(loss) 21 - - - - (8 046) - (8 046) (766) (8 812) Total comprehensive income/(loss) - - - - (8 046) 5 855 (2 191) 795 (1 396) Dividends - - - - - (1 764) (1 764) (1 414) (3 178) Treasury shares - - (421) - - (370) (791) - (791) Share-based payments - - - 495 - - 495 20 515 24 Hyperinflation monetary adjustments - - - - - 642 642 398 1 040 Scope and other changes - - - - - (1) (1) (165) (166) As per 31 December 2024 1 736 17 620 (3 886) 55 391 (39 201) 46 577 78 237 10 463 88 700 The accompanying notes are an integral part of these consolidated financial statements AB INBEV - ANNUAL REPORT 2024 - 65

Consolidated statement of cash flows For the year ended 31 December Million US dollar Notes 2024 2023¹ . OPERATING ACTIVITIES Profit of the period 7 416 6 891 Depreciation, amortization and impairment 10 5 544 5 411 Net finance (income)/expense 11 5 353 5 102 Equity-settled share-based payment expense 24 644 570 Income tax expense 12 3 152 2 234 Other non-cash items (269) 1 125 Share of result of associates 16 (433) (260) Cash flow from operating activities before changes in working capital 21 406 21 072 and use of provisions Decrease/(increase) in trade and other receivables 341 (1 147) Decrease/(increase) in inventories (149) 717 Increase/(decrease) in trade and other payables (215) (1 110) Pension contributions and use of provisions (374) (419) Cash generated from operations 21 009 19 113 Interest paid (3 649) (3 877) Interest received 594 598 Dividends received 234 127 Income tax paid (3 134) (2 696) Cash flow from/(used in) operating activities 15 055 13 265 . INVESTING ACTIVITIES Acquisition of property, plant and equipment and of intangible assets 13/15 (3 863) (4 638) Proceeds from sale of property, plant and equipment and of intangible assets 128 156 Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of 6 (46) 9 Proceeds from sale/(acquisition) of other assets 523 83 Cash flow from/(used in) investing activities (3 259) (4 390) . FINANCING ACTIVITIES Proceeds from borrowings 22 5 465 202 Repayments of borrowings 22 (9 295) (3 098) Dividends paid (2 672) (3 013) Share buyback 21 (937) (362) Payment of lease liabilities (787) (780) Derivative financial instruments (431) (841) Sale/(acquisition) of non-controlling interests 21 (435) (22) Other financing cash flows (763) (646) Cash flow from/(used in) financing activities (9 854) (8 560) Net increase/(decrease) in cash and cash equivalents 1 942 315 Cash and cash equivalents less bank overdrafts at beginning of year 10 314 9 890 Effect of exchange rate fluctuations (1 082) 109 Cash and cash equivalents less bank overdrafts at end of period 20 11 174 10 314 1 The accompanying notes are an integral part of these consolidated financial statements. 1 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 66

Notes to the consolidated financial statements Note Corporate information 1 Statement of compliance 2 Summary of significant accounting policies 3 Use of estimates and judgments 4 Segment reporting 5 Acquisitions and disposals of subsidiaries 6 Other operating income/(expenses) 7 Non-underlying items 8 Payroll and related benefits 9 Additional information on operating expenses by nature 10 Finance expense and income 11 Income taxes 12 Property, plant and equipment 13 Goodwill 14 Intangible assets 15 Investments in associates 16 Deferred tax assets and liabilities 17 Inventories 18 Trade and other receivables 19 Cash and cash equivalents and investment securities 20 Changes in equity and earnings per share 21 Interest-bearing loans and borrowings 22 Pensions and similar obligations 23 Share-based payments 24 Provisions 25 Trade and other payables 26 Risks arising from financial instruments 27 Collateral and contractual commitments for the acquisition of property, plant and equipment, 28 loans to customers and other Contingencies 29 Non-controlling interests 30 Related parties 31 Events after the reporting date 32 AB InBev companies 33 AB INBEV - ANNUAL REPORT 2024 - 67

1. Corporate information Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion US dollar (excluding joint ventures and associates). The consolidated financial statements of the company for the year ended 31 December 2024 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The consolidated financial statements were authorized for issue by the Board of Directors on 25 February 2025. 2. Statement of compliance The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (IASB) and in conformity with IFRS Accounting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2024 and did not apply any European carve-outs from IFRS. 3. Summary of significant accounting policies The accounting policies applied are consistent to all periods presented in these consolidated financial statements by the company and its subsidiary. (A) BASIS OF PREPARATION AND MEASUREMENT Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic re-measurement), the cost approach is applied. (B) FUNCTIONAL AND PRESENTATION CURRENCY Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar, which is the company’s presentation currency, and has been rounded to the nearest million. The functional currency of the parent company is the euro. (C) PRINCIPLES OF CONSOLIDATION Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity AB INBEV - ANNUAL REPORT 2024 - 68 method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture. Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases. The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev's financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev's reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 33 AB InBev companies. (D) SUMMARY OF CHANGES IN ACCOUNTING POLICIES A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2024 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements. (E) FOREIGN CURRENCIES Foreign currency transactions Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the reporting. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction or, for those stated at fair value, at the dates the fair value was determined. Translation of the results and financial position of foreign operations Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the reporting date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves). Financial Reporting in hyperinflationary economies In May 2018, the Argentine peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, AB INBEV - ANNUAL REPORT 2024 - 69 applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the statement of financial position and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period. The 2024 results, restated for purchasing power, were translated at the December 2024 closing rate of 1 032.79 Argentine pesos per US dollar (2023 results - at 808.74 Argentine pesos per US dollar). Exchange rates The most important exchange rates that have been used in preparing the financial statements are: Closing rate Average rate 1 US dollar equals: 31 December 2024 31 December 2023 31 December 2024 31 December 2023 Argentine peso 1 032.79 808.74 - - Brazilian real 6.19 4.84 5.36 5.01 Canadian dollar 1.44 1.33 1.37 1.35 Chinese yuan 7.30 7.10 7.18 7.06 Colombian peso 4 415.40 3 818.47 4 077.77 4 284.95 Euro 0.96 0.90 0.92 0.93 Mexican peso 20.27 16.89 18.16 17.73 Peruvian nuevo sol 3.77 3.71 3.76 3.75 Pound sterling 0.80 0.79 0.78 0.80 South African rand 18.88 18.41 18.24 18.41 South Korean won 1 474.05 1 296.53 1 355.26 1 309.12 (F) INTANGIBLE ASSETS Research and development Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy N). Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities. Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets. Supply and distribution rights A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses. Brands If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred. Software Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports. AB INBEV - ANNUAL REPORT 2024 - 70

Other intangible assets Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses. Subsequent expenditure Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred. Amortization Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized generally over 3 to 10 years. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy N). Gains and losses on sale Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets. (G) BUSINESS COMBINATIONS The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill. The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss. (H) GOODWILL Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy N). Goodwill is expressed in the currency of the subsidiary to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred. AB INBEV - ANNUAL REPORT 2024 - 71

(I) PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy N). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually. Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets. Subsequent expenditure The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred. Depreciation The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows: Industrial buildings – other real estate properties 20 - 50 years Production plant and equipment: Production equipment 10 - 15 years Storage, packaging and handling equipment 5 - 7 years Returnable packaging: Kegs 2 - 10 years Crates 2 - 10 years Bottles 2 - 5 years Point of sale furniture and equipment 5 years Cars 5 - 10 years Trucks 10 - 15 years Information processing equipment (hardware) 3 - 10 years Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Land is not depreciated as it is deemed to have an indefinite life. Gains and losses on sale Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment. (J) LEASES The company as lessee The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right- of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short- term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities. AB INBEV - ANNUAL REPORT 2024 - 72

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates. Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs. A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a renewal and/or purchase option. The corresponding adjustment is made to the related right-of-use asset. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies I and N). The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement. The company as lessor Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease. (K) INVENTORIES Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories. The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others. (L) TRADE AND OTHER RECEIVABLES Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method. Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered. Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss. AB INBEV - ANNUAL REPORT 2024 - 73

(M) CASH AND CASH EQUIVALENTS Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts. (N) IMPAIRMENT The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Calculation of recoverable amount The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis. Reversal of impairment losses Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (O) FAIR VALUE MEASUREMENT A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows: • Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities. • Level 2: inputs are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). • Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data. If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The company applies fair value measurement to the instruments listed below. Derivatives The fair value of exchange traded derivatives (e.g., exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g., the New York Board of Trade). The fair value of over-the- counter derivatives is determined by commonly used valuation techniques. AB INBEV - ANNUAL REPORT 2024 - 74

Debt securities This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant. Equity securities designated as at FVOCI Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method. Non-derivative financial liabilities The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate. (P) SHARE CAPITAL Repurchase of share capital When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares. The difference between the carrying value of the treasury shares issued to employees and their fair value is recognized in retained earnings. Dividends Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability. Share issuance costs Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. (Q) PROVISIONS Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Restructuring A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes. Onerous contracts A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. AB INBEV - ANNUAL REPORT 2024 - 75

Disputes and Litigations A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities related to indirect taxes, and alcohol industry litigation matters. (R) PENSION AND SIMILAR OBLIGATIONS Post-employment benefits Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans. a) Defined contribution plans Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. b) Defined benefit plans A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the statement of financial position are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods. Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions. Other post-employment obligations Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Termination benefits Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Bonuses Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. AB INBEV - ANNUAL REPORT 2024 - 76

(S) SHARE-BASED PAYMENTS Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the Restricted Stock Units (“RSUs”) is the share price at grant date. The fair value of the Performance Stock Units (PSUs) with a market condition (relative Total Shareholder Return (“TSR”)) is determined using Monte Carlo simulations. The fair value of the options, RSUs and PSUs granted is expensed over the vesting period based on the expected number of options that will vest. When the options are exercised, equity is increased by the amount of the proceeds received. When the share-based payment programs are vested, they are settled net of tax withholdings. (T) INTEREST-BEARING LOANS AND BORROWINGS Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis. The company has long-term loan agreements with foreign subsidiaries, denominated in foreign currency, the settlement of which is neither planned nor likely to occur in the foreseeable future. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the exchange differences on retranslation of these loans are recognized in other comprehensive income in the consolidated financial statements. If the loan becomes planned or likely to be settled in the foreseeable future, the related foreign currency differences are recognized in profit or loss. In the event of partial settlement, only the foreign currency differences corresponding to the settled portion are reclassified to the profit or loss of the period in non-underlying finance income/(expense). (U) TRADE AND OTHER PAYABLES Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. (V) INCOME TAX Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years. In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously. The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized. AB INBEV - ANNUAL REPORT 2024 - 77

The company has administrative and judicial discussions with tax authorities related to certain tax treatments adopted when calculating the income tax and social contribution, in particular in Brazil. As required by IFRIC 23, the company assesses each material tax position. When the company assesses that it is probable that the tax authorities will accept the tax treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. The company discloses the potential effect of material uncertainties as a tax-related contingency in Note 29 Contingencies. When the company concludes that it is not probable that a particular tax treatment is accepted, the company generally uses the most likely amount of the tax treatment when determining the tax provision to be recorded. The company presents income tax provisions in income tax liabilities. Assets and liabilities for uncertain tax treatments are presented as income tax assets/liabilities or deferred tax assets/liabilities. (W) INCOME RECOGNITION Goods sold Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer. Specifically, revenue recognition follows the following five-step approach: • Identification of the contracts with a customer • Identification of the performance obligations in the contracts • Determination of the transaction price • Allocation of the transaction price to the performance obligations in the contracts • Revenue recognition when performance obligations are satisfied Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved. Royalty income The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). Government grants A government grant is recognized in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset. Finance income Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Y). Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt. Dividend income Dividend income is recognized in the income statement on the date that the dividend is declared. AB INBEV - ANNUAL REPORT 2024 - 78

Tax credits From 2020 to 2024, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenue (PIS and COFINS). The tax credits are reported in other operating income when the conditions in IAS 37 are met and the related interest in finance income. (X) EXPENSES Finance costs Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Y). All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy T). The interest expense component of lease payments, the unwind of discounts on payables and the interest on provisions are recognized in the income statement as accretion expense using the effective interest rate method. Net interest on pension obligations is determined using the appropriate discount rate and is recognized in the income statement as accretion expense (refer to accounting policy R). Research and development, advertising and promotional costs and systems development costs Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy F). Purchasing, receiving and warehousing costs Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses. Emission allowances The company is subject to greenhouse gas emission allowance trading schemes in force in a number of geographies. Acquired emission allowances are recognized at cost in cost of sales. To the extent that it is expected that the number of allowances needed to settle the greenhouse gas emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. (Y) FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Classification and measurement Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’). AB INBEV - ANNUAL REPORT 2024 - 79

The classification and measurement of the company’s financial assets is as follows: • Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss. • Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss. • Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: the company designates these investments on an instrument-by-instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. When cost does not provide an appropriate estimate of fair value, investments in unquoted companies are subsequently measured at fair value using discounted cash flow methods. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss. • Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests. Hedge accounting The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation. At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument. For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either party to the derivative contract. Cash flow hedge accounting Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument). When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized. For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g., when the variable interest expense is recognized). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately. Any ineffectiveness is recognized immediately in profit or loss. AB INBEV - ANNUAL REPORT 2024 - 80

Fair value hedge accounting When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation. Net investment hedge accounting When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves). When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss. Offsetting Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the company has a current legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Derecognition A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. (Z) SEGMENT REPORTING Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments. AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific. The aggregation criteria applied are based on similarities in the economic indicators (e.g., margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g., Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information. The results of Global Export and Holding Companies, which includes the company’s global headquarters, some non- beverage related businesses and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill. (AA) NON-UNDERLYING ITEMS Non-underlying items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-underlying items are principally restructuring activities, impairments, gains or losses on disposal of investments or business activities and the effect of the accelerated repayment of certain debt facilities. AB INBEV - ANNUAL REPORT 2024 - 81

Mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB are reported in non-underlying finance income/(expense). The impact of income tax on the non-underlying items is calculated country-by-country and is included in non-underlying taxes (Refer to Note 8 Non-Underlying items). (BB) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale. AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized. (CC) RECENTLY ISSUED IFRS To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2024. A number of amendments to standards are effective for annual periods beginning after 1 January 2025 and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements. AB INBEV - ANNUAL REPORT 2024 - 82

4. Use of estimates and judgments The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods. Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows. The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each reporting date. Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy. The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made. Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter. AB INBEV - ANNUAL REPORT 2024 - 83

5. Segment reporting Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes. All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). Global Export and AB InBev North America Middle Americas South America EMEA Asia Pacific Holding Worldwide . companies . 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 . Volume 86 90 150 149 161 162 94 90 84 93 - - 576 585 Revenue 14 655 15 072 17 072 16 348 12 423 12 040 9 003 8 589 6 196 6 824 418 508 59 768 59 380 Normalized EBITDA 4 791 4 727 8 400 7 715 4 052 3 884 2 847 2 570 1 933 2 186 (1 065) (1 106) 20 958 19 976 Normalized EBITDA margin % 32.7% 31.4% 49.2% 47.2% 32.6% 32.3% 31.6% 29.9% 31.2% 32.0% - - 35.1% 33.6% Depreciation, amortization and impairment (722) (757) (1 511) (1 487) (1 029) (1 008) (1 046) (1 041) (649) (655) (539) (436) (5 496) (5 385) Normalized profit from operations 4 069 3 970 6 889 6 228 3 024 2 875 1 801 1 528 1 284 1 531 (1 604) (1 542) 15 462 14 590 Non-underlying items (including non-underlying 281 (363) (80) (27) (12) (37) (36) (67) (62) (80) (67) (50) 25 (624) impairment) Profit from operations 4 350 3 607 6 809 6 201 3 012 2 838 1 765 1 461 1 222 1 451 (1 671) (1 592) 15 487 13 966 Net finance income/(expense) (5 353) (5 102) Share of results of associates 329 295 Non-underlying share of results of associates 104 (35) Income tax expense (3 152) (2 234) Profit 7 416 6 891 . Segment assets (non-current) 62 292 62 931 66 586 74 160 12 820 14 791 27 951 29 302 10 952 11 980 3 036 2 808 183 637 195 973 Gross capex 454 530 1 168 1 371 702 830 668 906 379 498 492 504 3 863 4 638 FTE 16 492 17 950 45 630 48 069 34 639 36 267 19 979 21 011 21 483 24 992 5 662 6 251 143 885 154 540 For the year ended 31 December 2024, net revenue from the beer business amounted to 52 718m US dollar (2023: 52 645m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 7 050m US dollar (2023: 6 735m US dollar). Additionally, for 2024, net revenue from the company’s business in the United States amounted to 12 792m US dollar (2023: 13 168m US dollar) and net revenue from the company’s business in Brazil amounted to 9 063m US dollar (2023: 9 257m US dollar). On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 692m US dollar (2023: 606m US dollar) and non-current assets located in the country of domicile represented 2 331m US dollar (2023: 2 341m US dollar). AB INBEV - ANNUAL REPORT 2024 - 84

6. Acquisitions and disposals of subsidiaries The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the year ended 31 December 2024 and 31 December 2023, with no significant impact in the consolidated financial statements. 7. Other operating income/(expenses) Million US dollar 2024 2023 Brazilian tax credits 49 44 Government grants 384 374 Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale 88 73 License income 32 31 Net rental and other operating income 226 256 Other operating income/(expenses) 779 778 In 2024, Ambev, a subsidiary of AB InBev, recognized 49m US dollar income in Other operating income related to tax credits (2023: 44m US dollar). Additionally, in 2024, Ambev recognized 142m US dollar (2023: 168m US dollar) of interest income on tax credits in Finance income (refer to Note 11 Finance cost and income). The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions. 8. Non-underlying items IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting. The non-underlying items included in the income statement are as follows: Million US dollar 2024 2023 Restructuring (156) (142) Business and asset disposal (including impairment losses) 183 (385) Claims and legal costs - (85) AB InBev Efes related costs (2) (12) Impact on profit from operations 25 (624) Non-underlying net finance income/(expense) (995) (69) Non-underlying share of results of associates 104 (35) Non-underlying taxes (205) 84 Non-underlying non-controlling interest 9 30 Net impact on profit (1 062) (614) The non-underlying restructuring charges for the year ended 31 December 2024 total (156)m US dollar (31 December 2023: (142)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality. Business and asset disposals (including impairment losses) amount to 183m US dollar for the year ended 31 December 2024 mainly comprising of a gain of 437m US dollar recognized upon the sale of our share in associate Ghost Beverages LLC, partially offset by impairment losses of intangible assets and other non-core assets sold in the period (31 December 2023: (385)m US dollar). During the year ended 31 December 2023, the company recorded non-underlying claims and legal costs of (85)m US dollar. These charges relate to a customs audit claim in South Korea of (66)m US dollar and legal costs of (19)m US dollar related to the successful outcome of a series of lawsuits regarding Ambev warrants. AB INBEV - ANNUAL REPORT 2024 - 85

The company incurred non-underlying net finance expenses of (995)m US dollar for the year ended 31 December 2024 (31 December 2023: net finance expenses of (69)m US dollar) – see Note 11 Finance expense and income. During the year ended 31 December 2024, the company recorded 104m US dollar from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 16 Investments in associates. All the amounts referenced above are before income taxes. The non-underlying taxes amounted to (205)m US dollar (increase of income taxes) for the year ended 31 December 2024 (31 December 2023: decrease of income taxes by 84m US dollar). The non-underlying taxes for the year ended 31 December 2024 include mainly the net impact of (240)m US dollar non-underlying tax expense (4.5 billion South African rand) following the resolution of South African tax matters (refer to Note 29 Contingencies), the income tax on non-underlying items and the release of tax provisions. Non-controlling interest on the non-underlying items amounts to 9m US dollar for the year ended 31 December 2024 (31 December 2023: 30m US dollar). 9. Payroll and related benefits Million US dollar 2024 2023 Wages and salaries (5 285) (5 164) Social security contributions (770) (804) Other personnel cost (683) (689) Share-based payment expense (644) (570) Pension expense for defined benefit plans (150) (150) Pension expense for defined contribution plans (183) (166) Payroll and related benefits (7 715) (7 544) The number of full-time equivalents can be split as follows: 2024 2023 AB InBev NV/SA (parent company) 229 236 Other subsidiaries 143 656 154 304 Total number of FTE 143 885 154 540 AB INBEV - ANNUAL REPORT 2024 - 86

10. Additional information on operating expenses by nature Depreciation, amortization and impairment charges are included in the following line items of the 2024 consolidated income statement: Impairment of Depreciation and Depreciation and goodwill, impairment of Amortization and impairment of tangible and property, plant impairment of right-of-use intangible Million US dollar and equipment intangible assets assets assets Cost of sales 3 099 82 38 - Distribution expenses 135 2 336 - Sales and marketing expenses 271 379 276 - Administrative expenses 315 421 132 - Other operating expenses - - - 9 Non-underlying items 49 - - - Depreciation, amortization and impairment 3 869 884 782 9 Depreciation, amortization and impairment charges are included in the following line items of the 2023 consolidated income statement: Impairment of Depreciation and Depreciation and goodwill, impairment of Amortization and impairment of tangible and property, plant impairment of right-of-use intangible Million US dollar and equipment intangible assets assets assets Cost of sales 3 085 74 44 - Distribution expenses 139 12 351 - Sales and marketing expenses 291 260 274 - Administrative expenses 313 375 137 - Other operating expenses 5 25 - - Non-underlying items - 6 - 20 Depreciation, amortization and impairment 3 833 752 806 20 11. Finance expense and income The finance expense and income included in the income statement are as follows: 2024 2023 Finance Finance Finance Finance Net Net Million US dollar expense income expense income Interest income/(expense) (3 437) 591 (2 846) (3 696) 565 (3 131) Net interest on net defined benefit liabilities (89) - (89) (90) - (90) Accretion expense (722) - (722) (808) - (808) Net interest income on Brazilian tax credits - 142 142 - 168 168 Other financial results (852) 8 (843) (1 214) 42 (1 172) Finance income/(expense) excluding non- (5 100) 742 (4 358) (5 808) 775 (5 033) underlying items Non-underlying finance income/(expense) (1 277) 282 (995) (325) 256 (69) Finance income/(expense) (6 376) 1 024 (5 353) (6 133) 1 031 (5 102) Net finance expenses, excluding non-underlying items, were 4 358m US dollar in 2024 compared to 5 033m US dollar in 2023. In 2024, accretion expense includes interest on lease liabilities of 142m US dollar (2023: 156m US dollar), unwind of discounts on payables and deferred consideration on acquisitions of 463m US dollar (2023: 536m US dollar), bond fees of 64m US dollar (2023: 62m US dollar) and interest on provisions of 53m US dollar (2023: 54m US dollar). Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments. AB INBEV - ANNUAL REPORT 2024 - 87

In 2024, Ambev, a subsidiary of AB InBev, recognized 142m US dollar interest income on Brazilian tax credits in Finance income (2023: 168m US dollar). Additionally, in 2024 Ambev also recognized 49m US dollar income related to tax credits (2023: 44m US dollar) in Other operating income (refer to Note 7 Other operating income/(expenses)). Other financial results include: 2024 2023 Finance Finance Finance Finance Net Net Million US dollar expense income expense income Net foreign exchange gains/(losses) (147) - (147) (353) - (353) Net gains/(losses) on hedging instruments (312) - (312) (613) - (613) Hyperinflation monetary adjustments (78) - (78) - 17 17 Other financial income/(expense), (315) 8 (306) (248) 25 (223) including bank fees and taxes Other financial results (852) 8 (843) (1 214) 42 (1 172) For further information on instruments hedging AB InBev’s foreign exchange risk, see Note 27 Risks arising from financial instruments. Non-underlying finance income/(expense) includes: • (1 211)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2023: (325)m US dollar loss); • (66)m US dollar loss resulting from the impairment of financial investments; • 263m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (2023: 239m US dollar gain); and • 18m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions (2023: 17m US dollar gain). The interest income stems from the following financial assets: Million US dollar 2024 2023 Cash and cash equivalents 559 537 Investments in debt securities held for trading 23 10 Other loans and receivables 9 19 Total 591 565 The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution. No interest income was recognized on impaired financial assets. AB INBEV - ANNUAL REPORT 2024 - 88

12. Income taxes Income taxes recognized in the income statement can be detailed as follows: Million US dollar 2024 2023 Current year (3 252) (2 828) (Underprovided)/overprovided in prior years (211) (95) Current tax expense (3 463) (2 923) Origination and reversal of temporary differences 482 855 Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward) (171) (166) Deferred tax (expense)/income 311 689 Total income tax expense in the income statement (3 152) (2 234) The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows: Million US dollar 2024 2023 Profit/(loss) before tax 10 568 9 124 Deduct share of results of associates 329 295 Deduct non-underlying share of results of associates 104 (35) Profit before tax and before share of results of associates 10 134 8 864 Adjustments to the tax basis Government incentives (376) (756) Non-deductible/(non-taxable) mark-to-market on derivatives 1 211 325 Other expenses not deductible for tax purposes 1 725 1 632 Other non-taxable income (560) (647) Adjusted tax basis 12 133 9 417 Aggregate weighted nominal tax rate 26.3% 27.4% Tax at aggregated nominal tax rate (3 196) (2 583) Adjustments on tax expense Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward) (171) (166) (Underprovided)/overprovided in prior years (211) (95) Deductions from interest on equity 240 781 Deductions from goodwill and other tax deductions 736 491 Change in tax rate 10 2 Withholding taxes (497) (559) Other tax adjustments (62) (105) Total tax expense (3 152) (2 234) Effective tax rate 31.1% 25.2% The total income tax expense for 2024 amounts to 3 152m US dollar compared to 2 234m US dollar for 2023. The effective tax rate is 31.1% for 2024 compared to 25.2% for 2023. The 2024 and 2023 effective tax rates were negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the 2024 effective tax rate includes (205)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters, the income tax on non-underlying items and the release of tax provisions (refer to Note 8 Non-underlying items). Changes in legislation in Brazil effective 1 January 2024 related to deductions from interest on capital and taxation of regional tax incentives which were exempt for corporate income tax until 31 December 2023, negatively impacted the 2024 effective tax rate. Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for 2024 and concluded the impact to be not material. AB INBEV - ANNUAL REPORT 2024 - 89

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction. The normalized effective tax rate for 2024 is 26.5% (2023: 24.3%). Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies. Income taxes were directly recognized in other comprehensive income as follows: Million US dollar 2024 2023 Re-measurements of post-employment benefits (48) (13) Exchange differences, cash flow and net investment hedges 10 (41) Income tax (losses)/gains (38) (54) 13. Property, plant and equipment Property, plant and equipment comprises owned and leased assets, as follows: Million US dollar 31 December 2024 31 December 2023 Property, plant and equipment owned 21 295 24 092 Property, plant and equipment leased (right-of-use assets) 2 209 2 726 Total property, plant and equipment 23 503 26 818 31 December 2024 31 December 2023 Plant and equipment, Land and fixtures and Under Million US dollar buildings fittings construction Total Total Acquisition cost Balance at end of previous year 13 071 39 783 1 669 54 522 52 269 Effect of movements in foreign exchange (1 015) (3 240) (170) (4 424) 1 039 Acquisitions 25 1 025 1 940 2 989 3 890 Acquisitions through business 11 5 - 16 - combinations Disposals through sale and derecognition (210) (2 051) (9) (2 271) (1 665) Disposals through the sale of subsidiaries (2) (7) - (9) - Transfer (to)/from other asset categories 446 2 540 (2 263) 724 (1 011) and other movements¹ Balance at end of the period 12 325 38 056 1 166 51 547 54 522 Depreciation and impairment losses Balance at end of previous year (5 017) (25 414) - (30 430) (28 024) Effect of movements in foreign exchange 335 2 032 - 2 367 (594) Depreciation (391) (3 127) - (3 518) (3 573) Disposals through sale and derecognition 127 1 992 2 2 121 1 533 Disposals through the sale of subsidiaries 1 4 - 5 - Impairment losses (29) (215) (2) (247) (181) Transfer to/(from) other asset categories (44) (506) - (550) 409 and other movements¹ Balance at end of the period (5 018) (25 235) - (30 252) (30 430) Carrying amount at 31 December 2023 8 054 14 370 1 669 24 092 24 092 at 31 December 2024 7 307 12 821 1 166 21 295 - 1 1 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. AB INBEV - ANNUAL REPORT 2024 - 90

As at 31 December 2024 and 31 December 2023 there were no significant restrictions on title on property, plant and equipment. Contractual commitments to purchase property, plant and equipment amounted to 257m US dollar as at 31 December 2024 compared to 641m US dollar as at 31 December 2023. AB InBev’s net capital expenditures in the statement of cash flow amounted to 3 735m US dollar in 2024 compared to 4 482m US dollar in 2023. Out of the total 2024 capital expenditures approximately 44% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 16% for the purchase of hardware and software and improving administrative capabilities. Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows: 31 December 2024 Machinery, equipment and Million US dollar Land and buildings other Total Net carrying amount at 31 December 1 443 766 2 209 Depreciation for the year ended 31 December (433) (349) (782) 31 December 2023 Machinery, equipment and Million US dollar Land and buildings other Total Net carrying amount at 31 December 1 753 973 2 726 Depreciation for the year ended 31 December (446) (360) (806) Additions to right-of-use assets in the year ended 31 December 2024 were 546m US dollar (31 December 2023: 825m US dollar). Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals. The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. In 2024, 124m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2023: 120m US dollar). As at 31 December 2024, the undiscounted lease payments of the non-cancelable lease payments are expected to be received as follows: 100m US dollar in the next 12 months, 289m US dollar in the years 2 through 5 and 61m US dollar after 5 years. The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant. AB INBEV - ANNUAL REPORT 2024 - 91

14. Goodwill Million US dollar 31 December 2024 31 December 2023 Acquisition cost Balance at end of previous year 119 302 115 541 Effect of movements in foreign exchange (7 082) 3 634 Transfers (to)/from other assets categories (7) (179) Hyperinflation monetary adjustments 425 306 Balance at end of the period 112 637 119 302 Impairment losses Balance at end of previous year (2 259) (2 531) Effect of movements in foreign exchange 101 293 Impairment losses - (20) Balance at end of the period (2 158) (2 259) Carrying amount Balance at end of the period 110 479 117 043 The carrying amount of goodwill was allocated to the different cash-generating units as follows: Million US dollar 31 December 2024 31 December 2023 United States 33 387 33 387 Rest of North America 1 864 2 024 Mexico 12 250 14 697 Colombia 13 821 15 982 Rest of Middle Americas 23 205 23 576 Brazil 2 953 3 780 Rest of South America 1 345 1 036 Europe 2 051 2 157 South Africa 8 584 8 801 Rest of Africa 4 547 4 609 China 2 948 3 028 Rest of Asia Pacific 2 998 3 407 Global Export and Holding Companies 526 559 Total carrying amount of goodwill 110 479 117 043 Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2024, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs. 2024 impairment testing AB InBev completed its annual impairment test for goodwill at cash-generating unit level and concluded that, based on the assumptions described below, no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist, that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future. The company’s impairment testing methodology is in accordance with IAS 36 Impairment of Assets, in which fair-value- less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa, Rest of Asia Pacific and the United States cash-generating units. AB INBEV - ANNUAL REPORT 2024 - 92

Key assumptions The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows: • Cash flows are based on AB InBev’s 10-year plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions; • In order to calculate the terminal value, the company extrapolated the cash flows after the first 10-year period using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 12.5x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples; • Projections are discounted at the unit's weighted average cost of capital (WACC), considering sensitivities on this metric; • Cost to sell is assumed to reach 2% of the entity value based on historical precedents. For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%. The WACC applied in US dollar nominal terms were as follows: Cash-generating unit 31 December 2024 31 December 2023 Colombia 10% 10% Rest of Middle Americas 13% 13% South Africa 11% 11% Rest of Africa 13% 14% Rest of Asia Pacific 8% 7% United States 7% 7% Sensitivity to change in key assumptions During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple. In the sensitivity analysis performed by management during the annual impairment testing in 2024, an adverse change of 1% in WACC or terminal growth rate or an adverse change of 1x in market multiple would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount except for Colombia where an adverse change of 1% in WACC would result in a negative headroom of 0.3 billion US dollar. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount. Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions. AB INBEV - ANNUAL REPORT 2024 - 93

15. Intangible assets 31 December 31 December 2024 2023 Commercial Million US dollar Brands intangibles Software Other Total Total Acquisition cost Balance at end of previous year 38 332 2 219 5 379 150 46 080 44 170 Effect of movements in foreign exchange (1 337) (166) (525) (37) (2 065) 957 Acquisitions through business combinations - - - - - 15 Acquisitions and expenditures 2 337 714 16 1 069 838 Disposals through sale and derecognition (1) (134) (333) (5) (473) (67) Transfer (to)/from other asset categories 44 25 203 (31) 240 166 and other movements¹ Balance at end of period 37 040 2 281 5 438 93 44 852 46 080 Amortization and impairment losses Balance at end of previous year (94) (1 388) (3 219) (93) (4 794) (3 961) Effect of movements in foreign exchange 1 137 314 19 470 (191) Amortization - (189) (631) (25) (845) (711) Impairment - - (16) (1) (17) (31) Disposals through sale and derecognition 1 134 331 5 471 60 Transfer to/(from) other asset categories - (55) (62) 14 (103) 39 and other movements¹ Balance at end of period (91) (1 362) (3 283) (81) (4 818) (4 794) Carrying value at 31 December 2023 38 239 830 2 160 57 41 286 41 286 at 31 December 2024 36 948 919 2 155 12 40 034 AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives. Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi- 1 year sponsorship rights and other commercial intangibles. Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14 Goodwill. As at 31 December 2024, the carrying amount of the intangible assets amounted to 40 034m US dollar (31 December 2023: 41 286m US dollar) of which 36 948m US dollar was assigned an indefinite useful life (31 December 2023: 38 239m US dollar) and 3 086m US dollar a finite life (31 December 2023: 3 047m US dollar). 1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. AB INBEV - ANNUAL REPORT 2024 - 94

Million US dollar Cash-generating unit 2024 2023 United States 21 872 21 939 Rest of North America 37 41 Mexico 3 027 3 629 Colombia 2 586 2 990 Rest of Middle Americas 3 535 3 590 Brazil - 15 Rest of South America 806 655 Europe 370 432 South Africa 2 558 2 623 Rest of Africa 861 910 China 383 393 Rest of Asia Pacific 913 1 021 Total carrying amount of intangible assets with indefinite useful lives 36 948 38 239 In 2024, the company expensed 222m US dollar in research, compared to 256m US dollar in 2023. The spend focused on product innovations, market research, as well as process optimization and product development. 16. Investments in associates A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows: 2024 2023 Million US dollar Castel Anadolu Efes Castel Anadolu Efes . Balance at 1 January 3 482 164 3 293 171 Effect of movements in foreign exchange (303) (128) 107 (63) Dividends received (158) (10) (22) (10) Share of results of associates 104 84 104 66 Non-underlying share of results of associates - 104 - - Balance at 31 December 3 125 214 3 482 164 Summarized financial information of the company’s material associates is as follows: 2024 2023 Million US dollar Castel Anadolu Efes Castel Anadolu Efes . Current assets 3 411 3 542 3 854 3 028 Non-current assets 4 520 6 361 4 168 3 590 Current liabilities (1 997) (2 985) (2 012) (2 462) Non-current liabilities (586) (2 066) (540) (1 408) Non-controlling interests (561) (2 424) (647) (1 457) Net assets¹ 4 788 2 428 4 823 1 291 . Revenue 5 329 6 421 5 273 4 561 Profit (loss) 654 1 214 585 481 Other comprehensive income (loss) (206) (1 853) 83 212 Total comprehensive income (loss) 448 (638) 668 693 The non-underlying share of results of associates includes 104m US dollar impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 8 Non-underlying items. In 2024, associates that are not individually material contributed 141m US dollar to the results of investment in associates 1 (31 December 2023: 126m US dollar). In December 2024, the company sold its share in associate Ghost Beverages LLC and recognized a non-underlying gain on asset disposal of 437m US dollar – see Note 8 Non-underlying items. Additional information related to the significant associates is presented in Note 33 AB InBev Companies. 1 The net assets are converted at the respective closing rates of December. AB INBEV - ANNUAL REPORT 2024 - 95

17. Deferred tax assets and liabilities The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows: 2024 2023 Million US dollar Assets Liabilities Net Assets Liabilities Net Property, plant and equipment 261 (2 026) (1 766) 230 (2 115) (1 885) Intangible assets 139 (9 296) (9 157) 143 (9 661) (9 518) Inventories 79 (88) (9) 108 (78) 30 Trade and other receivables 24 - 24 43 - 43 Interest-bearing loans and borrowings 868 (406) 462 671 (451) 220 Employee benefits 365 (20) 345 431 (8) 423 Provisions 608 (39) 569 648 (44) 604 Derivatives 10 (101) (90) 71 (17) 54 Other items 539 (1 352) (813) 487 (1 180) (693) Loss carry forwards 1 606 - 1 606 1 782 - 1 782 Gross deferred tax assets/(liabilities) 4 500 (13 327) (8 828) 4 614 (13 553) (8 939) Netting by taxable entity (2 007) 2 007 - (1 679) 1 679 - Net deferred tax assets/(liabilities) 2 493 (11 321) (8 828) 2 935 (11 874) (8 939) The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows: Million US dollar 2024 2023 Balance at 1 January (8 939) (9 518) Recognized in profit or loss 311 689 Recognized in other comprehensive income (38) (54) Other movements and effect of changes in foreign exchange rates (161) (56) Balance at 31 December (8 828) (8 939) Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 6.0 billion US dollar as of 31 December 2024. As of 31 December 2024, deferred taxes of 12.0 billion US dollar (31 December 2023: 12.1 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to 46.8 billion US dollar compared to 48.7 billion US dollar as of 31 December 2023 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 43.6 billion US dollar of these tax attributes do not have an expiration date, 0.1 billion US dollar expires within 1 year, while 3.0 billion US dollar have an expiration date of more than 3 years. Additionally, we have historical uncertain attributes without expiration date amounting to 16.2 billion US dollar for which no deferred tax asset was recognized (31 December 2023: 16.2 billion US dollar). Deferred tax assets have not been recognized on these items because these are either contingent assets subject to conclusion of tax disputes or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences. AB INBEV - ANNUAL REPORT 2024 - 96

18. Inventories Million US dollar 31 December 2024 31 December 2023 Prepayments 79 120 Raw materials and consumables 2 854 3 207 Work in progress 508 588 Finished goods 1 407 1 434 Goods purchased for resale 171 234 Inventories 5 019 5 583 Inventories other than work in progress Inventories stated at net realizable value 259 323 The cost of inventories recognized as an expense in 2024 amounts to 26 744m US dollar, included in cost of sales (2023: 27 396m US dollar). Impairment losses on inventories recognized in 2024 amount to 98m US dollar (2023: 110m US dollar). 19. Trade and other receivables Million US dollar 31 December 2024 31 December 2023 Cash deposits for guarantees 133 164 Loans to customers 8 2 Tax receivable, other than income tax 105 154 Brazilian tax credits and interest receivables 1 120 1 341 Trade and other receivables 212 280 Non-current trade and other receivables 1 577 1 941 Trade receivables and accrued income 3 792 4 347 Interest receivables 43 45 Tax receivable, other than income tax 416 479 Loans to customers 60 70 Prepaid expenses 493 474 Other receivables 467 609 Current trade and other receivables 5 270 6 024 Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2024, the total amount of such credits and interest receivables represented 1 120m US dollar (31 December 2023: 1 341m US dollar). The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 31 December 2024 and 31 December 2023 respectively: Of which not impaired as of the reporting Net carrying Of which: neither amount as of impaired nor past date and past due 31 December due on the Less than Between 30 Between 60 More than 90 2024 reporting date 30 days and 59 days and 89 days days . Trade receivables and accrued 3 792 3 531 177 34 32 18 income Loans to customers 68 58 - - 10 - Interest receivables 43 43 - - - - Other receivables 467 450 4 5 8 - 4 369 4 082 181 38 50 18 Net carrying Of which: neither Of which not impaired as of the reporting date and past due amount as of impaired nor past 31 December due on the Less than Between 30 Between 60 More than 90 2023 reporting date 30 days and 59 days and 89 days days . Trade receivables and accrued 4 347 4 118 162 43 18 6 income Loans to customers 72 51 9 12 - - Interest receivables 45 45 - - - - Other receivables 609 580 9 7 11 2 5 073 4 794 180 62 29 8 AB INBEV - ANNUAL REPORT 2024 - 97

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the year ended 31 December 2024 amount to 56m US dollar (31 December 2023: 47m US dollar). AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27 Risks arising from financial instruments. 20. Cash and cash equivalents and investment securities Million US dollar 31 December 2024 31 December 2023 Short-term bank deposits 4 964 4 201 Cash and bank accounts 6 210 6 131 Cash and cash equivalents 11 174 10 332 . Bank overdrafts - (17) Cash and cash equivalents in the statement of cash flows 11 174 10 314 The cash outstanding as at 31 December 2024 includes restricted cash for an amount of 99m US dollar (31 December 2023: 109m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (75m US dollar). Investment securities Million US dollar 31 December 2024 31 December 2023 Investment in unquoted companies 139 151 Investment in debt securities 29 27 Non-current investments 168 178 Investment in debt securities 221 67 Current investments 221 67 As at 31 December 2024, current debt securities of 221m US dollar mainly represented investments in government bonds (31 December 2023: 67m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation. 21. Changes in equity and earnings per share STATEMENT OF CAPITAL The tables below summarize the changes in issued capital and treasury shares during the year ended 31 December 2024: Issued capital Issued capital Million shares Million US dollar At the end of the previous year 2 019 1 736 Changes during the period - - At the end of the current period 2 019 1 736 . Of which: Ordinary shares 1 797 Restricted shares 222 Result on the use of treasury shares Treasury shares Treasury shares Million shares Million US dollar Million US dollar At the end of the previous year 35.4 (3 465) (5 036) Changes during the period 8.4 (421) (370) At the end of the current period 43.8 (3 886) (5 406) AB INBEV - ANNUAL REPORT 2024 - 98

As of 31 December 2024, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 43 809 952 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 043 450 restricted shares. As of 31 December 2024, the total of authorized, unissued capital amounts to 37m euro. The treasury shares held by the company are reported in equity in Treasury shares. The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended. The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2024, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares. The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report. CHANGES IN OWNERSHIP INTERESTS In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners. In the year ended 31 December 2024, Ambev increased its investment in Cervecería Nacional Dominicana S.A. (“CND”) from 85% to 97% for a net consideration of 0.3 billion US dollar. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit. ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES During 2024, the company has acquired treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares. Treasury shares Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar in 2023. As of 31 December 2024, AB InBev bought back 15 939 970 shares for a total amount of 1 billion US dollar, corresponding to 0.79% of the total shares outstanding. On 30 October 2024, the Board announced a new share buyback program for an additional amount of 2 billion USD. As of 31 December 2024, AB InBev bought back 1 788 066 shares for a total amount of 99m US dollar, corresponding to 0.09% of the total shares outstanding. In addition, AB InBev repurchased 3 335 417 ordinary shares from Altria. The aggregate purchase price for the share buyback was 200m US dollar, at a price per share equal to 59.96 US dollar (54.77 euro). The company has used 3 335 417 treasury shares to reimburse stock lending arrangements. As a result, as of 31 December 2024, the group owned 43 809 952 own shares of which 43 171 591 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 31 December 2024 represented 32 793 087 US dollar (26 724 071 euro) of the subscribed capital. Borrowed shares In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2024, the company had stock lending arrangements in place for up to 30 million shares, which were used to fulfill share- based compensation plan commitments, of which 3.3 million shares were repaid. As of 31 December 2024, the balance of borrowed shares outstanding amounted to 26.7 million shares. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend. AB INBEV - ANNUAL REPORT 2024 - 99

DIVIDENDS On 25 February 2025, a dividend of 1.00 euro per share or 1 986m euro was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on 30 April 2025. On 24 April 2024, a dividend of 0.82 euro per share or 1 645m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024. On 26 April 2023, a dividend of 0.75 euro per share or 1 510m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2023. TRANSLATION RESERVES The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment. HEDGING RESERVES The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. TRANSFERS FROM SUBSIDIARIES The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 31 December 2024, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%. OTHER COMPREHENSIVE INCOME RESERVES The changes in the other comprehensive income reserves are as follows: Post- Translation Hedging employment Total OCI Million US dollar Reserves reserves benefits Reserves . As per 1 January 2024 (30 180) 181 (1 155) (31 155) Other comprehensive income/(loss) Exchange differences on translation of foreign operations (8 490) - - (8 490) (gains/(losses)) Cash flow hedges - 309 - 309 Re-measurements of post-employment benefits - - 135 135 Other comprehensive income/(loss) (8 490) 309 135 (8 046) As per 31 December 2024 (38 670) 490 (1 020) (39 201) The loss in translation reserves is primarily related to the weakening of the closing rates of the Mexican peso, the Colombian peso and the Brazilian real, which resulted in a net foreign exchange translation adjustment of 8 490m US dollar as of 31 December 2024 (decrease of equity). Post- Translation Hedging employment Total OCI Million US dollar Reserves reserves benefits Reserves . As per 1 January 2023 (34 677) 145 (1 021) (35 553) Other comprehensive income/(loss) Exchange differences on translation of foreign operations 4 497 - - 4 497 (gains/(losses)) Cash flow hedges - 36 - 36 Re-measurements of post-employment benefits - - (134) (134) Other comprehensive income/(loss) 4 497 36 (134) 4 398 As per 31 December 2023 (30 180) 181 (1 155) (31 155) AB INBEV - ANNUAL REPORT 2024 - 100

EARNINGS PER SHARE The calculation of basic earnings per share for the year ended 31 December 2024 is based on the profit attributable to equity holders of AB InBev of 5 855m US dollar (31 December 2023: 5 341m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows: Million shares 2024 2023 . Issued ordinary and restricted shares at 1 January, net of treasury shares 1 984 1 984 Effect of stock lending 29 30 Effect of delivery of treasury shares and share buyback programs (9) 2 Weighted average number of ordinary and restricted shares at 31 December 2 003 2 016 The calculation of diluted earnings per share for the year ended 31 December 2024 is based on the profit attributable to equity holders of AB InBev of 5 855m US dollar (31 December 2023: 5 341m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows: Million shares 2024 2023 . Weighted average number of ordinary and restricted shares at 31 December 2 003 2 016 Effect of share options, PSUs and restricted stock units 41 38 Weighted average number of ordinary and restricted shares (diluted) at 31 December 2 044 2 054 The calculation of the Underlying EPS is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows: For the year ended 31 December Million US dollar 2024 2023 . Profit attributable to equity holders of AB InBev 5 855 5 341 Net impact of non-underlying items on profit (refer to Note 8) 1 062 614 Profit before non-underlying items, attributable to equity holders of AB InBev 6 917 5 955 Hyperinflation impacts 145 203 Underlying profit 7 061 6 158 The table below sets out the EPS calculation: For the year ended 31 December Million US dollar 2024 2023 . Profit attributable to equity holders of AB InBev 5 855 5 341 Weighted average number of ordinary and restricted shares 2 003 2 016 Basic EPS 2.92 2.65 . Profit attributable to equity holders of AB InBev 5 855 5 341 Weighted average number of ordinary and restricted shares (diluted) 2 044 2 054 Diluted EPS 2.86 2.60 . Underlying profit 7 061 6 158 Weighted average number of ordinary and restricted shares 2 003 2 016 Underlying EPS 3.53 3.05 The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 40m share options were anti-dilutive and not included in the calculation of the dilutive effect per 31 December 2024 (31 December 2023: 46m share options). AB INBEV - ANNUAL REPORT 2024 - 101

22. Interest-bearing loans and borrowings This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 27 Risks arising from financial instruments. Million US dollar 31 December 2024 31 December 2023 Unsecured bond issues 68 857 71 896 Lease liabilities 1 748 2 126 Unsecured other loans 100 119 Secured bank loans 16 23 Non-current interest-bearing loans and borrowings 70 720 74 163 Unsecured bond issues 627 2 514 Lease liabilities 556 703 Secured bank loans 3 392 Unsecured bank loans 94 182 Unsecured other loans 169 196 Current interest-bearing loans and borrowings 1 449 3 987 Interest-bearing loans and borrowings 72 169 78 150 The current and non-current interest-bearing loans and borrowings amount to 72.2 billion US dollar as at 31 December 2024, compared to 78.1 billion US dollar as at 31 December 2023. As at 31 December 2024, the company had no outstanding balance on commercial papers (31 December 2023: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively. In March 2024, Anheuser-Busch InBev NV/SA (“ABISA”) and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) completed the issuance of the following series of bonds: Aggregate Issuer principal amount Issue date (abbreviated) Maturity date Currency (in million) Coupon rate 21 March 2024 ABIWW 15 June 2034 USD 1 000 5.000% 22 March 2024 ABISA 22 September 2031 EUR 1 000 3.450% 22 March 2024 ABISA 22 March 2037 EUR 1 500 3.750% 22 March 2024 ABISA 22 March 2044 EUR 1 500 3.950% In April 2024, the company completed the tender offers of five series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW and Anheuser-Busch Companies, LLC (“ABC”) and repurchased 2.6 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below: Original principal Principal Principal amount amount amount not Date of Issuer Title of series of notes outstanding repurchased repurchased repurchase (abbreviated) partially repurchased Currency (in million) (in million) (in million) 22 April 2024 ABIWW and ABC 3.650% Notes due 2026 USD 2 255 947 1 307 22 April 2024 ABISA 2.700% Notes due 2026 EUR 1 000 385 615 22 April 2024 ABISA 2.125% Notes due 2027 EUR 1 000 212 788 22 April 2024 ABIWW 4.000% Notes due 2028 USD 2 500 868 1 632 22 April 2024 ABISA 2.000% Notes due 2028 EUR 3 000 89 2 911 AB INBEV - ANNUAL REPORT 2024 - 102

In December 2024, the company completed the tender offers of fourteen series of USD notes, two series of GBP notes and one series of EUR notes for up to 3.5 billion US dollar aggregate purchase price. The company accepted the tender offers of thirteen series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW, ABC and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 3.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below: Original principal Principal Principal amount amount amount not Date of Issuer Title of series of notes outstanding repurchased repurchased repurchase (abbreviated) partially repurchased Currency (in million) (in million) (in million) 3 December 2024 ABISA 2.850% Notes due 2037 GBP 248 92 156 3 December 2024 ABIWW 3.750% Notes due 2042 USD 350 21 329 3 December 2024 ABIFI 4.000% Notes due 2043 USD 341 23 317 3 December 2024 ABISA 2.250% Notes due 2029 GBP 337 104 232 3 December 2024 ABISA 2.000% Notes due 2035 EUR 750 95 655 3 December 2024 ABIWW 4.350% Notes due 2040 USD 1 000 721 279 3 December 2024 ABIWW 4.600% Notes due 2060 USD 347 90 257 3 December 2024 ABIWW 4.500% Notes due 2050 USD 1 102 146 956 3 December 2024 ABIWW 4.600% Notes due 2048 USD 1 055 446 608 3 December 2024 ABIFI 4.625% Notes due 2044 USD 850 225 625 3 December 2024 ABIWW 4.750% Notes due 2058 USD 981 412 569 3 December 2024 ABIWW 4.375% Notes due 2038 USD 1 500 965 535 3 December 2024 ABIWW and ABC 4.900% Notes due 2046 USD 9 543 382 9 160 These tender offers were financed with cash. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. AB InBev’s net debt decreased to 60.6 billion US dollar as at 31 December 2024, from 67.6 billion US dollar as at 31 December 2023. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (5.8 billion US dollar), share buybacks (0.9 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.7 billion US dollar) and foreign exchange impact on net debt (0.2 billion US dollar decrease of net debt). The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated: Million US dollar 31 December 2024 31 December 2023 Non-current interest-bearing loans and borrowings 70 720 74 163 Current interest-bearing loans and borrowings 1 449 3 987 Interest-bearing loans and borrowings 72 169 78 150 Bank overdrafts - 17 Cash and cash equivalents (11 174) (10 332) Interest bearing loans granted and other deposits (included within Trade and other receivables) (99) (168) Debt securities (included within Investment securities) (251) (94) Net debt 60 645 67 573 AB INBEV - ANNUAL REPORT 2024 - 103

Reconciliation of liabilities arising from financing activities The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities. Long-term debt, net of current Short-term debt and current Million US dollar portion portion of long-term debt Balance at 1 January 2024 74 163 3 987 Proceeds from borrowings 5 337 128 Repayments of borrowings (6 036) (3 259) Capitalization / (payment) of lease liabilities 416 (698) Amortized cost 63 1 Unrealized foreign exchange effects (1 583) (165) Current portion of long-term debt (1 302) 1 302 (Gain)/Loss on bond redemption and other movements (338) 152 Balance at 31 December 2024 70 720 1 449 . Long-term debt, net of current Short-term debt and current Million US dollar portion portion of long-term debt Balance at 1 January 2023 78 880 1 029 Proceeds from borrowings 59 143 Repayments of borrowings (3 004) (94) Capitalization / (payment) of lease liabilities 686 (458) Amortized cost 61 - Unrealized foreign exchange effects 909 83 Current portion of long-term debt (3 113) 3 113 (Gain)/Loss on bond redemption and other movements (316) 171 Balance at 31 December 2023 74 163 3 987 23. Pensions and similar obligations AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans. DEFINED CONTRIBUTION PLANS For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2024, contributions paid into defined contribution plans for the company amounted to 183m US dollar compared to 166m US dollar for 2023. DEFINED BENEFIT PLANS During 2024, the company contributed to 84 defined benefit plans, of which 65 are retirement or leaving service plans, 15 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants. The present value of funded obligations includes a 73m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2024, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil. The employee benefit net liability amounts to 1 254m US dollar as at 31 December 2024 compared to 1 661m US dollar as at 31 December 2023. In 2024, the fair value of the plan assets decreased by 335m US dollar and the defined benefit obligations decreased by 771m US dollar. The decrease in the employee benefit net liability is mainly driven by increases in the discount rates. AB INBEV - ANNUAL REPORT 2024 - 104

The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2024 and 2023: Million US dollar 2024 2023 Present value of funded obligations (4 090) (4 784) Fair value of plan assets 3 547 3 882 Present value of net obligations for funded plans (543) (902) Present value of unfunded obligations (542) (619) Present value of net obligations (1 085) (1 521) Unrecognized asset (63) (38) Net liability (1 148) (1 559) Other long term employee benefits (106) (102) Total employee benefits (1 254) (1 661) Employee benefits amounts in the statement of financial position: Liabilities (1 296) (1 673) Assets 42 12 Net liability (1 254) (1 661) The changes in the present value of the defined benefit obligations are as follows: Million US dollar 2024 2023 Defined benefit obligation at 1 January (5 403) (5 191) Current service costs (51) (50) Interest cost (282) (302) Past service gain/(cost) 3 4 Settlements 133 99 Benefits paid 432 469 Contribution by plan participants (2) (2) Actuarial gains/(losses) – demographic assumptions (4) 17 Actuarial gains/(losses) – financial assumptions 267 (220) Experience adjustments (13) (44) Exchange differences 288 (182) Defined benefit obligation at 31 December (4 632) (5 403) As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.0 billion US dollar relating to active employees, 0.9 billion US dollar relating to deferred members and 2.7 billion US dollar relating to members in retirement. The changes in the fair value of plan assets are as follows: Million US dollar 2024 2023 Fair value of plan assets at 1 January 3 882 3 807 Interest income 199 217 Administration costs (14) (17) Return on plan assets exceeding interest income (26) 94 Contributions by AB InBev 267 218 Contributions by plan participants 2 2 Benefits paid net of administration costs (432) (469) Assets distributed on settlements (130) (97) Exchange differences (200) 127 Fair value of plan assets at 31 December 3 547 3 882 Actual return on plans assets amounted to a gain of 173m US dollar in 2024 compared to a gain of 311m US dollar in 2023. AB INBEV - ANNUAL REPORT 2024 - 105

The changes in the unrecognized asset are as follows: Million US dollar 2024 2023 Irrecoverable surplus impact at 1 January (38) (43) Interest expense (4) (4) Changes excluding amounts included in interest expense (21) 9 Irrecoverable surplus impact at 31 December (63) (38) The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows: Million US dollar 2024 2023 Current service costs (51) (50) Administration costs (18) (17) Past service cost due to plan amendments, curtailments or settlements 6 6 (Losses)/gains due to experience and demographic assumption changes (1) (1) Profit from operations (63) (61) Net finance cost (88) (88) Total employee benefit expense (151) (150) The employee benefit expense is included in the following line items of the income statement: Million US dollar 2024 2023 Cost of sales (20) (18) Distribution expenses (10) (9) Sales and marketing expenses (14) (14) Administrative expenses (18) (21) Net finance cost (88) (88) Total employee benefit expense (151) (150) Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows: 2024 United United States Canada Mexico Brazil Kingdom AB InBev Discount rate 5.7% 4.6% 10.8% 11.0% 5.6% 6.0% Price inflation 2.0% 2.0% 3.5% 3.5% 3.2% 2.5% Future salary increases - 1.0% 4.3% 6.7%-3.9% - 3.6% Future pension increases - 2.0% 3.5% 3.5% 3.1% 2.8% Medical cost trend rate 6.5%-4.5% 4.5% - 7.1% - 6.3%-5.9% Life expectation for a 65-year old male 86 87 85 85 86 86 Life expectation for a 65-year old female 88 89 88 88 89 88 2023 United United States Canada Mexico Brazil Kingdom AB InBev Discount rate 5.3% 4.6% 9.3% 9.2% 4.7% 5.6% Price inflation 2.0% 2.0% 3.5% 3.5% 3.2% 2.6% Future salary increases - 1.0% 4.3% 6.7%-3.9% - 3.7% Future pension increases - 2.0% 3.5% 3.5% 3.1% 2.8% Medical cost trend rate 6.8%-4.5% 4.5% - 7.1% - 6.7%-6.2% Life expectation for a 65-year old male 86 87 85 85 87 85 Life expectation for a 65-year old female 88 90 88 87 89 88 Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below: AB INBEV - ANNUAL REPORT 2024 - 106

INVESTMENT STRATEGY In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. ASSET VOLATILITY In general, the company’s funded plans are invested in a combination of equities, bonds and real estate, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities. CHANGES IN BOND YIELDS An increase in bond yields will decrease plan liabilities, although this will be partially offset by a decrease in the value of the plans’ bond holdings. INFLATION RISK Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation. LIFE EXPECTANCY The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. The weighted average duration of the defined benefit obligation in 2024 is 10.5 years (2023: 11.0 years). An increase in bond yields reduces the average duration. The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is: 2024 Change in Increase in Decrease in Million US dollar assumption assumption assumption Discount rate 0.5% (232) 237 Price inflation 0.5% 88 (109) Future salary increases 0.5% 17 (20) Medical cost trend rate 1% 17 (15) Mortality One year 120 (138) The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Sensitivities are reasonably possible changes in assumptions, and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results. AB INBEV - ANNUAL REPORT 2024 - 107

The fair value of plan assets at 31 December consists of the following: 2024 2023 Million US dollar Quoted Unquoted Total Quoted Unquoted Total Government bonds 37% - 37% 38% - 38% Corporate bonds 27% 1% 28% 27% 1% 28% Equity instruments 22% - 22% 22% - 22% Property - 7% 7% - 6% 6% Insurance contracts and others 4% 2% 6% 3% 3% 6% 90% 10% 100% 90% 10% 100% AB InBev expects to contribute approximately 225m US dollar for its funded defined benefit plans and 60m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2025. 24. Share-based payments Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans: the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“RSU Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. Share-based payment transactions resulted in a total expense of 644m US dollar for 2024, as compared to 570m US dollar for 2023. AB INBEV SHARE-BASED COMPENSATION PROGRAMS Share-Based Compensation Plan for Executives Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as voluntary shares. The voluntary shares are entitled to dividends from the date of grant and are subject to a lock-up period of three years. They are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of RSUs (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of RSUs (Matching Shares). The RSUs relating to the Matching Shares and the Discounted Shares vest over a three or five-year period and are subject to specific restrictions or forfeiture provisions in the event of termination of service. During 2024, AB InBev issued 1.6m discounted and matching RSUs in relation to bonuses granted to company employees and management (2023: 1.7m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 94m US dollar (2023: 102m US dollar). RSU Plan for Directors The remuneration of the directors comprises a fixed cash fee component and a share-based component. The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after five years and, upon vesting, entitle their holders to one AB InBev share per RSU. During 2024, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2023: 0.1m with an estimated fair value of 4m US dollar). Annual LTI Plans for Executives Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options. • Long-term Incentive RSUs: They cliff vest over a three or five-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2024, AB InBev issued 4.4m RSUs with an estimated fair value of 239m US dollar under this plan (2023: 2.9m RSUs with an estimated fair value of 183m US dollar under this plan). Out of these RSUs, 0.5m RSUs were granted to members of the Executive Committee (2023: 0.1m RSUs). AB INBEV - ANNUAL REPORT 2024 - 108

• Long-term PSUs: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2024, 0.8m PSUs were granted to Executives with an estimated fair value of 45m US dollar (2023: 0.5m PSUs with an estimated fair value of 39m US dollar under this plan). Out of these PSUs, 134 thousand PSUs were granted to members of the Executive Committee (2023: 33 thousand PSUs). Exceptional LTI Plans for Executives RSUs, PSUs or stock options may be granted from time to time to members of the senior management of the company, who have made a significant contribution to the success of the company (achieving the growth agenda, specific acquisitions, etc.). Vesting of such RSUs, PSUs or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. During 2024 and 2023, no exceptional grants were made to Executives. Other Recurring LTI RSU Plans for Executives AB InBev has specific recurring long-term RSU incentive programs in place, including: • A base long-term RSUs program allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above, under this program, RSUs can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2024, 0.2m RSUs with an estimated fair value of 12m US dollar were granted under this program (2023: 0.6m RSUs with an estimated fair value of 35m US dollar). No RSU’s were granted to members of the Executive Committee in 2024 and 2023 under this program. • A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid- manager level ( People bet share purchase program ) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee's service is terminated before the vesting date, special forfeiture rules apply. No RSUs were granted in 2024 and 2023 under this program. Other disclosures for Share-based payments No stock options were granted in 2024 and 2023. The total number of outstanding AB InBev options developed as follows: Million options 2024 2023 Options outstanding at 1 January 75.8 83.2 Options exercised during the year - (2.2) Options forfeited during the year (2.9) (1.3) Options lapsed during the year (3.7) (3.9) Options outstanding at the end of December 69.2 75.8 1 The range of exercise prices of the outstanding options is between 40.40 euro (41.97 US dollar) and 121.95 euro (126.69 US dollar) while the weighted average remaining contractual life is 5.1 years. Out of the 69.2m outstanding options, 22.8m options are vested at 31 December 2024. The weighted average exercise price of the AB InBev options is as follows: Amounts in US dollar 2024 2023 Options outstanding at 1 January 79.46 76.04 Exercised during the year - 29.96 Forfeited during the year 75.45 67.66 Lapsed during the year 102.10 96.27 Outstanding at the end of December 71.59 79.46 Exercisable at the end of December 93.25 108.11 1 Amounts have been converted to US dollar at the closing rate of the respective period. AB INBEV - ANNUAL REPORT 2024 - 109

The total number of outstanding AB InBev RSUs and PSUs developed as follows: Million RSU and PSUs 2024 2023 RSUs and PSUs outstanding at 1 January 29.0 28.7 RSUs and PSUs issued during the year 7.3 5.9 RSUs and PSUs vested during the year (4.1) (4.3) RSUs and PSUs forfeited during the year (1.1) (1.3) RSUs and PSUs outstanding at the end of December 31.2 29.0 AMBEV SHARE-BASED COMPENSATION PROGRAMS Share-Based Compensation Plan Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev did not issue RSUs in 2024 (2023: 47 thousand matching RSUs with an estimated fair value of less than 1m US dollar). Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. The vesting period is three or five years. Under the 2018 Share-based compensation plan, Ambev issued 25.6m matching RSUs in 2024 with an estimated fair value of 61m US dollar (2023: 33.7m matching RSUs with an estimated fair value of 93m US dollar). Other disclosures for Share-based payments As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2024 and 2023. The total number of outstanding Ambev options developed as follows: Million options 2024 2023 Options outstanding at 1 January 88.0 99.8 Options forfeited during the year (15.5) (11.8) Options outstanding at the end of December 72.5 88.0 The range of exercise prices of the outstanding options is between 16.34 Brazilian real (2.64 US dollar) and 22.4 Brazilian real (3.62 US dollar) while the weighted average remaining contractual life is 3.0 years. Of the 72.5m outstanding options 72.5m options are vested at 31 December 2024. The weighted average exercise price of the Ambev options is as follows: Amounts in US dollar 2024 2023 Options outstanding at 1 January 3.89 3.72 Forfeited during the year 3.60 4.68 Outstanding at the end of December 2.95 3.89 Exercisable at the end of December 2.95 3.94 The total number of outstanding Ambev RSUs and PSUs developed as follows: Million RSUs and PSUs 2024 2023 RSUs and PSUs outstanding at 1 January 120.0 109.8 RSUs and PSUs issued during the year 25.6 33.7 RSUs and PSUs vested during the year (20.3) (18.3) RSUs and PSUs forfeited during the year (4.9) (5.2) RSUs and PSUs outstanding at the end of December 120.4 120.0 AB INBEV - ANNUAL REPORT 2024 - 110

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM Share-Based Compensation Plan In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of one and a half matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In 2024, Budweiser APAC issued 8.8m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 14m US dollar (2023: 4.1m matching restricted stock units with an estimated fair value of 13m US dollar). Discretionary Restricted Stock Units Plan In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2024 and 2023, no RSUs were granted under this program. New Restricted Stock Units Plan In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. In 2023, some RSUs include a performance test. They cliff vest between three and five years. Upon vesting, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three to five-year TSR relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2024, 30.8m RSUs with an estimated fair value of 30m US dollar were granted under this program to a selected number of employees (2023: 29.8m RSUs with an estimated fair value of 50m US dollar). People Bet Plan In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. No RSUs were granted in 2024 and 2023 under this program. AB INBEV - ANNUAL REPORT 2024 - 111

25. Provisions Million US dollar Restructuring Disputes Other Total Balance at 1 January 2024 69 476 44 589 Effect of movements in foreign exchange (3) (58) - (61) Provisions made 51 158 9 218 Provisions used (54) (63) (1) (117) Provisions reversed (2) (68) - (69) Other movements - 27 (9) 18 Balance at 31 December 2024 62 472 43 576 The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Non-underlying items. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees. The provisions are expected to be settled within the following time windows: Million US dollar Due within one year Due after one year Total Restructuring 51 11 62 Indirect taxes 26 54 79 Labor 28 76 104 Commercial 34 31 64 Excise duties 2 3 5 Other disputes 21 198 219 Disputes 111 361 472 Other provisions 30 12 43 Total provisions 191 385 576 26. Trade and other payables Million US dollar 31 December 2024 31 December 2023 Indirect taxes payable 93 105 Trade payables 424 256 Deferred consideration on acquisitions 221 308 Other payables 59 69 Non-current trade and other payables 797 738 Trade payables and accrued expenses 16 010 17 729 Payroll and social security payables 1 623 1 439 Indirect taxes payable 2 560 3 149 Interest payable 1 336 1 407 Consigned packaging 1 017 1 041 Dividends payable 767 376 Deferred consideration on acquisitions 69 441 Other payables and deferred income 422 399 Current trade and other payables 23 804 25 981 The company has entered into reverse factoring arrangements with suppliers in the amount of 41m US dollar as at 31 December 2024, mostly due to legal requirements (31 December 2023: 102m US dollar). The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1 Presentation of financial statements. As at 31 December 2024, deferred consideration on acquisitions is mainly comprised of 0.2 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2023: 0.6 billion US dollar). See also Note 27 Risk arising from financial instruments and Note 28 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other. AB INBEV - ANNUAL REPORT 2024 - 112

27. Risks arising from financial instruments (A) FINANCIAL ASSETS AND LIABILITIES Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated: 31 December 2024 31 December 2023 At fair At fair value At fair value At fair At through value At through value amortized profit or through amortized profit or through Million US dollar cost loss OCI Total cost loss OCI Total Cash and cash equivalents 11 174 - - 11 174 10 332 - - 10 332 Trade and other receivables 4 714 - - 4 714 5 517 - - 5 517 Investment securities 30 221 138 389 27 67 151 245 Foreign exchange derivatives - 23 433 457 - 48 315 363 Commodities - - 106 106 - - 131 131 Cross currency interest rate swaps - - 249 249 - - 52 52 Interest rate swaps - 3 - 3 - 3 - 3 Financial assets 15 918 247 927 17 092 15 876 118 649 16 642 Non-current 382 - 399 781 473 - 195 668 Current 15 536 247 528 16 311 15 403 118 454 15 975 . Trade and other payables 20 037 288 - 20 325 21 284 741 - 22 026 Non-current interest-bearing loans and borrowings 69 011 1 709 - 70 720 73 592 571 - 74 163 Current interest-bearing loans and borrowings 1 449 - - 1 449 3 987 - - 3 987 Bank overdrafts - - - - 17 - - 17 Equity swaps - 5 614 - 5 614 - 4 718 - 4 718 Foreign exchange derivatives - 30 22 52 - 18 414 432 Commodities - - 70 70 - - 145 145 Cross currency interest rate swaps - - 55 55 - - 164 164 Interest rate swaps - 94 - 94 - 10 - 10 Financial liabilities 90 497 7 735 147 98 379 98 880 6 058 723 105 662 Non-current 69 494 1 933 66 71 492 73 920 876 151 74 947 Current 21 003 5 802 82 26 887 24 961 5 182 573 30 715 AB INBEV - ANNUAL REPORT 2024 - 113

(B) DERIVATIVES AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy. AB InBev primarily uses the following derivative instruments: foreign exchange forwards, currency options, currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), commodity swaps, commodity futures and equity swaps. The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket. 31 December 2024 31 December 2023 < 1 1-2 2-3 3-5 > 5 < 1 1-2 2-3 3-5 > 5 Million US dollar year years years years years year years years years years Foreign currency Foreign exchange forwards 8 867 300 150 - - 13 440 105 300 - - Other foreign exchange derivatives 385 - 150 400 - 245 - - - - Interest rate Interest rate swaps 1 791 - - - - 580 - - - - Cross currency interest rate swaps 1 558 510 2 593 3 598 690 1 217 1 863 510 4 353 717 Commodities Aluminum swaps 1 841 - - - - 1 780 - - - - Other commodity derivatives 630 26 - - - 913 25 - - - Equity Equity derivatives 10 520 - - - - 11 189 - - - - (C) FOREIGN CURRENCY RISK AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk, the company uses mainly foreign exchange forwards, currency options, currency futures and cross currency interest rate swaps. Foreign exchange risk on operating activities AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g., cost of sales and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable. The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary. AB INBEV - ANNUAL REPORT 2024 - 114

1 31 December 2024 31 December 2023 Total Total Open Total Total Open Million US dollar exposure hedges position exposure hedges position US dollar/Brazilian real (1 823) 1 456 (367) (1 832) 1 833 1 US dollar/Mexican peso (1 250) 1 092 (158) (1 229) 1 282 53 US dollar/Colombian peso (504) 482 (22) (546) 542 (4) US dollar/South African rand (373) 333 (40) (224) 189 (35) US dollar/Argentine peso (326) - (326) (437) - (437) US dollar/Canadian dollar (286) 243 (43) (310) 291 (19) US dollar/Peruvian nuevo sol (236) 215 (21) (217) 209 (8) US dollar/Honduran lempira (225) - (225) (250) - (250) US dollar/South Korean won (160) 116 (44) (146) 135 (11) Mexican peso/Euro (153) 132 (21) (219) 180 (39) Euro/Peruvian nuevo sol (152) - (152) (7) - (7) US dollar/Paraguayan guarani (144) 127 (17) (157) 152 (5) US dollar/Chilean peso (144) 127 (17) (164) 129 (35) US dollar/Dominican peso (129) - (129) (108) 26 (82) US dollar/Euro (126) 106 (20) (90) 100 10 US dollar/Indian rupee (113) 69 (44) (89) 46 (43) Euro/South African rand (108) 111 3 (99) 86 (13) US dollar/Bolivian boliviano (104) - (104) (79) 55 (24) Euro/Mexican peso (91) 92 1 (99) 95 (4) Others (633) 493 (140) (622) 438 (184) Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below. Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges. Foreign exchange risk on foreign currency denominated debt AB InBev’s policy is to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration a holistic risk management approach. A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below. Currency sensitivity analysis Currency transactional risk Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Brazilian real, Argentine peso, Honduran lempira, Mexican peso and Dominican peso against the US dollar. The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 169m US dollar over the next 12 months (31 December 2023: 98m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of 446m US dollar (31 December 2023: 504m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets. 1 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 115

Foreign exchange risk on net investments in foreign operations AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments. As of 31 December 2024, designated derivative financial instruments in net investment hedges applied on the company’s debt amount to 7 835m US dollar equivalent (31 December 2023: 7 908m US dollar). These instruments hedge foreign operations with Chinese yuan, Canadian dollar, South Korean won and Mexican peso functional currencies. Net foreign exchange results Foreign exchange results recognized on hedged and unhedged exposures are as follows: Million US dollar 2024 2023 Hedged (economic hedges) (186) 70 Not hedged 40 (423) (147) (353) (D) INTEREST RATE RISK The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy. Fair value hedges US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar) The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.8 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships. Cash flow hedges Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling) In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. In May 2017, the company issued a pound sterling bond for 700m pound sterling at a rate of 2.25% per year and maturing in May 2029, and issued a pound sterling bond for 900m pound sterling at a rate of 2.85% per year and maturing in May 2037. These bonds have a principal outstanding as of 31 December 2024 of 500m, 232m and 156m pound sterling, respectively. The impact of changes in the pound sterling exchange rate and interest rate on these bonds is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in cash flow hedge relationships. Economic Hedges Marketable debt security hedges (interest rate risk on Brazilian real) During 2024 and 2023, Ambev invested in highly liquid Brazilian real denominated government debt securities. AB INBEV - ANNUAL REPORT 2024 - 116

Interest rate sensitivity analysis The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as 1 the currency in which the debt is denominated. 31 December 2024 Before hedging After hedging Interest-bearing financial liabilities Effective Effective Million US dollar interest rate Amount interest rate Amount Floating rate US dollar - - 5.3% 1 792 Other 11.2% 184 11.2% 184 184 1 975 Fixed rate US dollar 5.1% 46 192 5.4% 36 780 Euro 2.5% 22 653 2.5% 23 530 Chinese yuan 3.2% 41 2.6% 2 921 Canadian dollar 4.5% 555 4.4% 2 657 South Korean won 4.9% 40 2.3% 2 200 Mexican peso 15.7% 239 10.8% 1 239 Pound sterling 3.3% 1 154 2.6% 34 Other 8.6% 1 111 10.1% 833 71 986 70 195 31 December 2023¹ Before hedging After hedging Interest-bearing financial liabilities Effective Effective Million US dollar interest rate Amount interest rate Amount Floating rate Euro 4.3% 1 086 4.3% 1 086 US dollar 6.0% 505 6.3% 789 Other 10.5% 299 11.7% 595 1 889 2 469 Fixed rate US dollar 5.0% 50 368 5.2% 43 344 Euro 2.3% 21 233 2.5% 22 072 Chinese yuan 2.9% 57 2.5% 2 437 Canadian dollar 4.5% 625 4.4% 2 988 South Korean won 5.5% 49 1.9% 2 209 Pound sterling 5.4% 2 122 8.2% 827 Mexican peso 15.7% 324 13.5% 624 Other 7.4% 1 501 8.2% 1 196 76 277 75 697 As at 31 December 2024, the company had no outstanding bank overdrafts. The total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 17m US dollar as at 31 December 2023. As disclosed in the above table, 1 975m US dollar or 2.7% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 20m US dollar higher/lower (31 December 2023: 26m US dollar). This impact would have been more than offset by 105m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2023: 96m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant. 1 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 117

Interest expense Interest expense recognized on unhedged and hedged financial liabilities are as follows: Million US dollar 2024 2023 Financial liabilities measured at amortized cost – not hedged (3 492) (3 722) Fair value hedges (30) (22) Cash flow hedges 29 28 Net investment hedges - hedging instruments (interest component) 49 10 Economic hedges 2 - (3 443) (3 705) (E) COMMODITY PRICE RISK The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to price volatility. The most significant commodity hedges are included in the table below (expressed in outstanding notional amounts): Million US dollar 31 December 2024 31 December 2023 Aluminum 1 841 1 780 Energy 207 249 Corn 203 289 Plastic 79 95 Sugar 73 91 Wheat 47 163 Rice 46 51 2 496 2 719 Commodity price sensitivity analysis The impact of changes in prices of commodities that are being financially hedged would not have had a material impact on AB InBev’s profit in 2024 as they are hedged using derivative contracts which are designated in hedge accounting in accordance with IFRS 9 rules. The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material 1 derivative exposures would have on the equity reserves. 2024 2023 . Pre-tax impact on equity . Pre-tax impact on equity Volatility of Prices Prices Volatility of Prices Prices Million US dollar prices in %¹ increase decrease prices in %¹ increase decrease Aluminum 22% 408 (408) 19% 337 (337) Energy 44% 92 (92) 52% 130 (130) Corn 19% 38 (38) 27% 78 (78) Plastic 16% 12 (12) 15% 14 (14) Sugar 27% 20 (20) 29% 26 (26) Wheat 27% 13 (13) 35% 56 (56) Rice 38% 18 (18) 26% 13 (13) (F) EQUITY PRICE RISK AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 24 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combinations (see also Note 11 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss. As at 31 December 2024, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (1 211)m US dollar recognized in the profit or loss account for the period in non-underlying finance income/(expense). As at 31 December 2024, liabilities for equity swap derivatives amounted to 5.6 billion US dollar (31 December 2023: 4.7 billion US dollar). 1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2024 and 31 December 2023. AB INBEV - ANNUAL REPORT 2024 - 118

Equity price sensitivity analysis The sensitivity analysis on the equity swap derivatives, calculated based on a 19% (2023: 18%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 960m US dollar positive/negative impact on the 2024 profit before tax (31 December 2023: 1 181m US dollar). (G) CREDIT RISK Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored. AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions. The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2024 to be limited. Exposure to credit risk Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section A) Financial assets and liabilities. The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, 1 tax receivables other than income tax and prepaid expenses, was as follows: 31 December 2024 31 December 2023¹ Net carrying Net carrying Million US dollar Gross Impairment amount Gross Impairment amount Trade receivables 4 168 (377) 3 792 4 734 (387) 4 347 Other receivables 984 (61) 923 1 244 (74) 1 170 Trade and other receivables 5 152 (438) 4 714 5 978 (462) 5 517 There was no significant concentration of credit risks with any single counterparty as of 31 December 2024 and no single customer represented more than 10% of the total revenue of the group in 2024. Impairment losses The allowance for impairment recognized during the period on trade and other receivables was as follows: 31 December 2024 31 December 2023 Balance at end of previous year (462) (416) Impairment losses (56) (54) Derecognition 24 26 Currency translation and other 55 (18) Balance at end of period (438) (462) Additionally, in 2024 the company recognized (66)m US dollar loss resulting from the impairment of financial investments – see also Note 11 Finance expense and income. (H) LIQUIDITY RISK Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following: • Debt servicing; • Capital expenditures; 1 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 119

• Investments in companies; • Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments; • Share buyback programs; and • Payments of dividends and interest on shareholders’ equity. The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing. The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and 1 derivative liabilities: 31 December 2024 Contractual Less More Carrying cash than than Million US dollar amount flows 1 year 1-2 years 2-3 years 3-5 years 5 years Non-derivative financial liabilities Unsecured bond issues (69 484) (113 412) (3 453) (3 416) (7 311) (14 352) (84 881) Trade and other payables (24 601) (24 760) (23 750) (257) (128) (328) (297) Lease liabilities (2 303) (2 592) (639) (620) (398) (447) (488) Secured bank loans (19) (25) (5) (4) (4) (8) (4) Unsecured bank loans (94) (94) (94) - - - - Unsecured other loans (269) (297) (172) (94) (20) (2) (9) (96 770) (141 181) (28 113) (4 391) (7 861) (15 138) (85 678) Derivative financial liabilities Equity derivatives (5 614) (5 614) (5 614) - - - - Foreign exchange derivatives (52) (52) (52) - - - - Cross currency interest rate swaps (55) (55) 9 9 (30) 1 (46) Interest rate swaps (94) (94) (93) - - - (1) Commodity derivatives (69) (69) (69) - - - - (5 885) (5 885) (5 818) 9 (30) 1 (47) Of which: related to cash flow hedges (134) (134) (91) (2) (38) - (4) 1 31 December 2023 Contractual Less More Carrying cash than than Million US dollar amount flows 1 year 1-2 years 2-3 years 3-5 years 5 years Non-derivative financial liabilities Unsecured bond issues (74 410) (125 728) (5 689) (3 699) (6 352) (16 731) (93 258) Trade and other payables (26 719) (27 020) (26 026) (233) (156) (240) (365) Lease liabilities (2 829) (3 228) (823) (596) (472) (599) (738) Secured bank loans (415) (426) (395) (5) (5) (10) (10) Unsecured bank loans (182) (182) (182) - - - - Unsecured other loans (314) (364) (200) (109) (28) (16) (11) Bank overdraft (17) (17) (17) - - - - (104 886) (156 965) (33 331) (4 642) (7 013) (17 597) (94 383) Derivative financial liabilities Equity derivatives (4 718) (4 718) (4 718) - - - - Foreign exchange derivatives (432) (432) (428) - (4) - - Cross currency interest rate swaps (164) (164) (14) (34) (13) (103) - Interest rate swaps (10) (10) (10) - - - - Commodity derivatives (145) (145) (145) - - - - (5 469) (5 469) (5 316) (34) (16) (103) - Of which: related to cash flow hedges (542) (542) (494) (34) - (14) - 1 Amended to conform to the 2024 presentation. AB INBEV - ANNUAL REPORT 2024 - 120

(I) CAPITAL MANAGEMENT AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure. (J) FAIR VALUE The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value. Interest-bearing financial liabilities 31 December 2024 31 December 2023 Million US dollar Carrying amount Fair value Carrying amount Fair value Fixed rate US dollar (45 800) (45 558) (49 917) (52 268) Euro (21 915) (21 605) (20 379) (19 796) Pound sterling (1 108) (1 046) (2 069) (2 012) Canadian dollar (484) (461) (526) (505) Other (375) (373) (558) (554) (69 682) (69 044) (73 449) (75 135) The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable: Fair value hierarchy 31 December 2024 Quoted (unadjusted) Observable market Unobservable market Million US dollar prices - level 1 inputs - level 2 inputs - level 3 Financial Assets Held for trading (non-derivatives) - 9 - Derivatives at fair value through profit and loss - 26 - Derivatives in a cash flow hedge relationship 27 416 - Derivatives in a net investment hedge relationship - 345 - 27 796 - Financial Liabilities Deferred consideration on acquisitions at fair value - - 288 Derivatives at fair value through profit and loss - 5 644 - Derivatives in a cash flow hedge relationship 29 105 - Derivatives in a fair value hedge relationship - 94 - Derivatives in a net investment hedge relationship - 14 - 29 5 857 288 Fair value hierarchy 31 December 2023 Quoted (unadjusted) Observable market Unobservable market Million US dollar prices - level 1 inputs - level 2 inputs - level 3 Financial Assets Held for trading (non-derivatives) - 9 - Derivatives at fair value through profit and loss - 51 - Derivatives in a cash flow hedge relationship 28 381 - Derivatives in a net investment hedge relationship - 89 - 28 530 - Financial Liabilities Deferred consideration on acquisitions at fair value - - 741 Derivatives at fair value through profit and loss - 4 736 - Derivatives in a cash flow hedge relationship 18 524 - Derivatives in a fair value hedge relationship - 10 - Derivatives in a net investment hedge relationship - 181 - 18 5 451 741 There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below. AB INBEV - ANNUAL REPORT 2024 - 121

Non-derivative financial liabilities As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As at 31 December 2024, the put option on the remaining shares held by ELJ was valued at 195m US dollar (31 December 2023: 577m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above. (K) HEDGING RESERVES The company’s hedging reserves disclosed in Note 21 Changes in equity and earnings per share relate to the following instruments: Foreign currency Total hedging Million US dollar Commodities & others reserves As per 1 January 2024 (304) 486 181 Change in fair value of hedging instrument recognized in OCI 54 519 573 Reclassified to profit or loss / cost of inventory 9 (273) (264) As per 31 December 2024 (241) 731 490 Foreign currency Total hedging 1 Million US dollar Commodities & others reserves As per 1 January 2023 (476) 621 145 Change in fair value of hedging instrument recognized in OCI (197) (237) (434) Reclassified to profit or loss / cost of inventory 368 102 470 As per 31 December 2023 (304) 486 181 (L) OFFSETTING FINANCIAL ASSETS AND LIABILITIES The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar 23 agreements: 31 December 2024 Net amount recognized in the statement of Other offsetting 2 3 Million US dollar Gross amount of financial position agreements Total net amount Derivative assets 815 815 (814) 1 Derivative liabilities (5 886) (5 886) 814 (5 071) 31 December 2023 Net amount recognized in the statement of Other offsetting 2 3 Million US dollar Gross amount of financial position agreements Total net amount Derivative assets 549 549 (538) 11 Derivative liabilities (5 469) (5 469) 538 (4 931) 1 Amended to conform to the 2024 presentation. 2 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules. 3 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules. AB INBEV - ANNUAL REPORT 2024 - 122

28. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other Million US dollar 31 December 2024 31 December 2023 Collateral given for own liabilities 240 277 Contractual commitments to purchase property, plant and equipment 257 641 Contractual commitments to acquire loans to associates/customers 57 59 Other commitments 1 684 1 846 The collateral given for own liabilities of 240m US dollar as at 31 December 2024 contains 133m US dollar cash guarantees (31 December 2023: 277m US dollar collateral given for own liabilities contained 164m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 25 Provisions. In the company’s statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19 Trade and other receivables. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29 Contingencies. The remaining part of collateral given for own liabilities of 107m US dollar as at 31 December 2024 (31 December 2023: 113m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations. AB InBev has entered into commitments to purchase property, plant and equipment for 257m US dollar at 31 December 2024 (31 December 2023: 641m US dollar). In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 57m US dollar at 31 December 2024 (31 December 2023: 59m US dollar). Other commitments amount to 1 684m US dollar at 31 December 2024 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2023: 1 846m US dollar). In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements. For more details, refer to Note 21 Changes in equity and earnings per share. As at 31 December 2024, the M&A related commitments existed as discussed below. Cervecería Nacional Dominicana S.A. (“CND”) As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of CND, a forward purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the put option is exercisable in 2026. As at 31 December 2024, the put option on the remaining shares held by ELJ was valued at 195m US dollar (31 December 2023: 577m US dollar). AB INBEV - ANNUAL REPORT 2024 - 123

29. Contingencies The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period. The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings. AMBEV TAX MATTERS As of 31 December 2024 and 31 December 2023, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows: Million US dollar 31 December 2024 31 December 2023 . Income tax and social contribution 10 525 13 141 Value-added and excise taxes 4 544 5 528 Other taxes 622 953 15 691 19 622 The most significant tax proceedings of Ambev are discussed below. INCOME TAX AND SOCIAL CONTRIBUTION Foreign Earnings Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil. In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final, representing tax assessments valuing approximately 1.0 billion Brazilian real (0.2 billion US dollar) which were cancelled as of 30 September 2024. In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court. In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 5.7 billion Brazilian real (0.9 billion US dollar). Ambev has not recorded any provision in connection therewith. Goodwill InBev Holding In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted. AB INBEV - ANNUAL REPORT 2024 - 124

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first-level administrative court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted. In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 6.8 billion Brazilian real (1.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs. Goodwill Beverage Associate Holding (BAH) In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 1.5 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Goodwill CND Holdings In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev presented a request to withdraw the Special Appeals filed, which was accepted by the Upper Administrative Court. As a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted. In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Lower Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Goodwill MAG In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. CRBS has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision. AB INBEV - ANNUAL REPORT 2024 - 125

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods. Disallowance of financial expenses In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. In April 2024, Ambev received a favorable decision from the Lower Administrative Court, which became final in July 2024. As of July 2024, all assessments related to this matter have now been finally resolved favorably to Ambev. Disallowance of tax paid abroad Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive. For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment. In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for this same calendar year. Ambev was formally notified of the unfavorable decision and has appealed the case to the judicial court. In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax authorities challenging the offsets of foreign tax credits for the 2019 calendar year, concerning approximately 2.0 billion Brazil real (0.3 billion US dollar). Ambev will present its defense. The other cases are still awaiting final decisions at both administrative and judicial courts. In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016 and 2018, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period, for which it filed an appeal to the Upper Administrative Court; and (ii) a favorable decision for the case related to the 2017 tax period, which is not final and may be appealed by the tax authorities. For the tax assessment related to the 2019 tax period, Ambev has filed a defense and the case awaits judgment at the first-level administrative court. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 15.9 billion Brazilian real (2.6 billion US dollar). Ambev has not recorded any provision in connection therewith. Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be the same as those tax years already assessed. AB INBEV - ANNUAL REPORT 2024 - 126

Presumed Profit In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive. In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Ambev received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. The case is pending judgment. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss. Deductibility of IOC expenses In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment. As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses. In all of the cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well. With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision, the favorable portion of which became final, and filed an appeal to the Lower Administrative Court on the merits that awaits decision. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 28.1 billion Brazilian real (4.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods. In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023. Disallowance on Income Tax deduction In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision. AB INBEV - ANNUAL REPORT 2024 - 127

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 26 million Brazilian real (5 million US dollar). The decision was appealed by the tax authorities and is awaiting trial. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 2.9 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199- 14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods. ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES Manaus Free Trade Zone – IPI / Social contributions In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits. Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not final and may be appealed by Arosuco. Ambev management estimates the possible loss related to these proceedings to be approximately 6.8 billion Brazilian real (1.1 billion US dollar) as of 31 December 2024. Ambev has not recorded any provision in connection therewith. IPI Suspension In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court. In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024 the case was judged unfavorably to Ambev, and is pending appeal. Ambev management estimates the possible loss related to these assessments to be approximately 1.1 billion Brazilian real (0.2 billion US dollar) as of 31 December 2024. Ambev has not recorded any provision in connection therewith. AB INBEV - ANNUAL REPORT 2024 - 128

ICMS tax credits In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second administrative level, which is not final and has been appealed to the Upper Administrative Court. Ambev management estimates the possible losses related to these assessments to be approximately 0.9 billion Brazilian real (0.1 billion US dollar) as 31 December 2024. ICMS-ST Trigger Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the total possible loss related to this issue to be approximately 12 billion Brazilian real (1.9 billion US dollar) as of 31 December 2024. Ambev has not recorded any provisions for this matter. ICMS-PRODEPE In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed to the judicial level in March 2024. Ambev management estimates the total possible loss related to this issue to be approximately 0.9 billion Brazilian real (0.1 billion US dollar) as of 31 December 2024. Ambev has not recorded any provisions for this matter. SOCIAL CONTRIBUTIONS Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first- level judicial court, the case is now pending decision by the second-level judicial court. Ambev management estimates the possible loss related to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 31 December 2024. Ambev has not recorded any provisions for this matter. AB INBEV’S TANZANIAN TAX MATTERS Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFRIC 23, no related provision has been made. AB INBEV - ANNUAL REPORT 2024 - 129

AB INBEV’S SOUTH AFRICAN TAX MATTERS The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.3 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (0.9 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have now been resolved and SAB will pay 4.5 billion South African Rand (0.2 billion US dollar) in respect of these South African tax matters to SARS, of which 3.5 billion South African Rand (0.2 billion US dollar) has been paid as of 31 December 2024. AB INBEV’S PERUVIAN TAX MATTERS AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian nuevo sol (0.8 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian nuevo sol (0.6 billion US dollar). Backus and San Juan will pre-pay a portion of the amounts assessed, pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that the tax assessments violated international law. No related provision for this matter has been made based on the probability of loss. OTHER TAX MATTERS In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party. On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice. Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case. AB INBEV - ANNUAL REPORT 2024 - 130

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. In January 2019, AB InBev deposited 68 million euro (75 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (75 million US dollar) in 2020. CERBUCO BREWING ARBITRATION Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the parties are waiting for the second phase of the arbitration relating to quantification of damages to begin, which may affect Ambev’s ability to continue consolidating Bucanero into its financial statements. PROPOSED CLASS ACTION IN QUEBEC Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court. AB INBEV - ANNUAL REPORT 2024 - 131

30. Non-controlling interests As at 31 December 2024 and 2023, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.74% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2024 and 2023, in accordance with IFRS. Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows: Ambev Budweiser APAC 31 December 31 December 31 December 31 December Million US dollar 2024 2023 2024 2023 Summarized statement of financial position information Current assets 8 746 7 552 3 824 4 259 Non-current assets 17 498 19 846 10 945 11 975 Current liabilities 7 976 8 470 3 924 4 649 Non-current liabilities 2 186 2 374 605 735 Equity attributable to equity holders 15 930 16 312 10 184 10 785 Non-controlling interests 151 242 56 65 Ambev Budweiser APAC Million US dollar 2024 2023 2024 2023 Summarized income statement and other comprehensive income information Revenue 16 678 15 920 6 246 6 856 Net income 2 768 2 987 750 880 Attributable to: Equity holders 2 692 2 895 719 852 Non-controlling interests 76 92 31 28 Net income 2 768 2 987 750 880 Other comprehensive income 1 677 (1 909) (694) (286) Total comprehensive income 4 445 1 078 56 594 Attributable to: Equity holders 4 337 1 011 33 567 Non-controlling interests 108 67 23 27 Summarized cash flow information Cash flow from operating activities 4 866 4 934 1 135 1 811 Cash flow from investing activities (1 019) (1 151) (409) (447) Cash flow from financing activities (1 930) (3 218) (903) (621) Net increase/(decrease) in cash and cash equivalents 1 917 565 (177) 743 Dividends paid by Ambev and its subsidiaries to non-controlling interests (i.e., to entities outside the AB InBev Group) amounted to 0.8 billion US dollar for 2024 (2023: 1.0 billion US dollar). In 2024, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2024 to non-controlling interests amounting to 119m US dollar (2023: 94m US dollar). Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda and Zambia), as well as non-controlling interests in US-based metal container operations from Apollo Global Management, Inc. (“Apollo”) and non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru. AB INBEV - ANNUAL REPORT 2024 - 132

31. Related parties TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL) AB InBev’s Executive Committee members’ compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 23 Pensions and similar obligations. Key management personnel are also eligible for the company’s share option, restricted stock and other share- based programs (see Note 24 Share-based Payments). Total directors and Executive Committee compensation included in the income statement can be detailed as follows: 2024 2023 Executive Executive Million US dollar Directors Committee Directors Committee Short-term employee benefits 2 15 2 12 Share-based payment - 55 - 46 2 70 2 58 Directors’ compensation consists mainly of directors’ fees. During 2024, AB InBev entered into the following transactions: • The lease of commercial premises and the acquisition of natural gas from and the sale of malt-based beverages and beer to companies in which one of the company's Board Member had a significant influence as of 31 December 2024. The transactions happened mainly through AB InBev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately 112m US dollar (31 December 2023: 65m US dollar). The outstanding balance of these transactions as of 31 December 2024 amounts to 9m US dollar (31 December 2023: 3m US dollar). JOINTLY CONTROLLED ENTITIES Interests in joint ventures include two entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. TRANSACTIONS WITH ASSOCIATES Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows: Million US dollar 2024 2023 . Gross profit (215) (233) Current assets 102 108 Current liabilities 7 9 TRANSACTIONS WITH PENSION PLANS AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2024 (2023: (13)m US dollar). 32. Events after the reporting date None. AB INBEV - ANNUAL REPORT 2024 - 133

33. AB InBev companies The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The address of the registered office of the company is Grand Place 1, 1000 Brussels, Belgium. 1 LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES % economic interest as Name and registered office of the fully consolidated companies at 31 December 2024 . Argentina Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF - Buenos Aires 61.63% . Belgium Anheuser-Busch InBev NV/SA - Grand Place 1 - 1000 - Brussels Consolidating Brasserie de l'Abbaye de Leffe S.A. - Place de l'Abbaye, 1 - 5500 - Dinant 98.54% Brouwerij van Hoegaarden N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden 100.00% Cobrew N.V - Brouwerijplein 1, 3000 - Leuven 100.00% InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht 100.00% . Bolivia Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa - La 52.69% Paz . Botswana Kgalagadi Breweries (Pty) Ltd - Grant Thornton Business Services, Plot 50370, Acumen Park, Fairgrounds 31.06% - Gaborone¹ . Brazil Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi - São Paulo 61.74% . Canada Labatt Brewing Company Limited - 207 Queen's Quay West, Suite 299 - M5J 1A7 - Toronto 61.74% . Chile Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile 61.74% . China Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 87.22% 430051 - Wuhan City, Hubei Province Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - 84.66% Wuhan City, Hubei Province Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - 87.22% Putian City, Fujian Province Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, 87.22% Fujian, P.R.China - 351111 - Putian City, Fujian Province Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan 56.69% San Road - 510000 - Guangzhou City . Colombia Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota 99.04% . Czech Republic Pivovar Samson s.r.o. - Lidická 458/51, 37001 - České Budějovice 100.00% . Dominican Republic Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - 59.76% 2 Santo Domingo . Ecuador Cervecería Nacional S.A. - Via a daule km 16,5 y Av. Pascuales S/N y Av. Río Daule - EC090150 - 95.58% Guayaquil, Guayas . El Salvador La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador 100.00% . 1 The group’s shares entitle the holder to twice the voting rights. 2 97% owned by Ambev S.A. AB INBEV - ANNUAL REPORT 2024 - 134

% economic interest as Name and registered office of the fully consolidated companies at 31 December 2024 France AB InBev France S.A.S. - 1, Place de la Gare, 59800 - Lille 100.00% Germany Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen 100.00% Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen 100.00% . Ghana Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra 61.80% . Honduras Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula 99.61% . Hong Kong Budweiser Brewing Company APAC Limited - Room 2701, 27/F, Hysan Place, 500 Hennessy Road, 87.22% Causeway Bay - Hong Kong . India Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - 87.22% Secunderabad, Telangana Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd Floor 87.07% Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra . Italy Anheuser-Busch InBev Italia - Piazza Gae Aulenti n. 8, 20154 - Milano 100.00% . Luxembourg Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch 98.30% . Mexico Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, 100.00% Miguel Hidalgo, 11650 - Mexico City . Mozambique Cervejas De Moçambique SA - Rua do Jardim 1329 - Maputo 51.47% . Netherlands AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda 62.00% InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda 100.00% . Nigeria International Breweries PLC - 22/36 Glover Road - Lagos, Ikoyi 68.31% . Panama Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 - Panamá 61.74% . Paraguay Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825 53.93% . Peru Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor 100.00% Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima 96.78% . South Africa SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg 100.00% The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg 100.00% . South Korea Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul 87.22% . Spain Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife) 51.03% . Switzerland Anheuser-Busch InBev International GmbH - Suurstoffi 22 - 6343 - Rotkreuz 100.00% BEES Global AG - Suurstoffi 22 - 6343 - Rotkreuz 100.00% Interbrew International GmbH - Suurstoffi 22 - 6343 - Rotkreuz 100.00% . AB INBEV - ANNUAL REPORT 2024 - 135

% economic interest as Name and registered office of the fully consolidated companies at 31 December 2024 Tanzania 1 Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam 39.65% Uganda Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja 61.76% United Kingdom AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT 100.00% AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% ABI UK Holding 2 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% . United States Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch America Investments LLC - One Busch Place - MO 63118 - St. Louis 100.00% AB MAZ Holdings LLC - One Busch Place - MO 63118 - St. Louis 100.00% MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis 50.10% . Uruguay Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo 61.74% . Vietnam Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, 87.22% Binh Duong Province . Zambia Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka 54.02% LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF 2 ACCOUNTING (ASSOCIATES) % economic interest as Name and registered office of associates at 31 December 2024 France 2 Société des brasseries et glacières internationales S.A. - 2 rue du Colonel Driant, 1er - 75008 - Paris 20.00% . Luxembourg B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 27.50% 2 Luxembourg 2 B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg 20.00% . Netherlands AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam 50.00% . Turkey Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, 24.00% Bahçelievler Istanbul . Zimbabwe Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare 24.48% 1 The company is consolidated due to the group’s majority shareholders and ability to control the operations. 2 Related to Castel group. AB INBEV - ANNUAL REPORT 2024 - 136

Information to our shareholders Earnings, dividends, share and share price 2024 2023 2022 2021 2020 Cash flow from operating activities (US dollar per share) 7.52 6.58 6.61 7.37 5.45 Underlying earnings per share (US dollar per share) 3.53 3.05 3.03 2.88 2.51 Dividend (euro per share) 1.00 0.82 0.75 0.5 0.5 Share price high (euro per share) 62.12 61.33 59.53 65.34 74.49 Share price low (euro per share) 48.02 49.45 46.27 47 30.97 Year-end share price (euro per share) 48.25 58.42 56.27 53.17 57.01 Weighted average number of ordinary and restricted shares 2 003 2 016 2 013 2 007 1 998 (million shares) Diluted weighted average number of ordinary and restricted 2 044 2 054 2 050 2 045 2 037 shares (million shares) Volume of shares traded (million shares) 366 354 435 416 587 Information on the auditors’ assignments and related fees AB InBev’s Statutory auditor is PwC Bedrijfsrevisoren BV, represented by Peter D’hondt, audit partner. Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors. Fees for 2024 in relation to services provided by PwC Bedrijfsrevisoren BV amounted to 4 241k US dollar (2023: 2 616k US dollar), which was composed of audit services for the annual financial statements of 4 158k US dollar (2023: 2 455k US dollar) and audit related services of 83k US dollar (2023: 161k US dollar). Fees for 2024 in relation to services provided by other offices in the PwC network amounted to 25 828k US dollar (2023: 22 857k US dollar), which was composed of audit services for the annual financial statements of 16 107k US dollar (2023: 16 194k US dollar), tax services of 9 371k US dollar (2023: 6 329k US dollar) and audit related services amounting to 350k US Dollar (2023: 334k US dollar), all of which have been pre-approved by the company’s Audit Committee. Financial calendar Publication of 2024 results 26 February 2025 Annual report 2024 available on www.ab-inbev.com 26 February 2025 General shareholders meeting 30 April 2025 Dividend: ex-dividend date 6 May 2025 Publication of first quarter results 8 May 2025 Publication of half year results 31 July 2025 Publication of third quarter results 30 October 2025 AB INBEV - ANNUAL REPORT 2024 - 137

Investor relations contact Investors Media Shaun Fullalove Media Relations E-mail: shaun.fullalove@ab-inbev.com E-mail: media.relations@ab-inbev.com Ekaterina Baillie E-mail: ekaterina.baillie@ab-inbev.com Cyrus Nentin E-mail: cyrus.nentin@ab-inbev.com AB INBEV - ANNUAL REPORT 2024 - 138

Excerpt from the AB InBev NV/SA separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV/SA per 31 December 2024. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV/SA, Brouwerijplein 1, 3000 Leuven. It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group. Since AB InBev NV/SA is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV/SA. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2024. The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non- consolidated balance sheet and income statement of AB InBev NV/SA prepared in accordance with Belgian GAAP for the year ended 31 December 2024 are consistent, in all material respects, with the accounts from which they have been derived. AB INBEV - ANNUAL REPORT 2024 - 139

Abbreviated non-consolidated balance sheet Million euro 2024 2023 ASSETS Non-current assets Intangible assets 709 472 Property, plant and equipment 45 235 Financial assets 105 602 109 987 106 356 110 694 Current assets 16 184 16 822 Total assets 122 540 127 516 Equity and liabilities Equity Issued capital 1 239 1 239 Share premium 13 186 13 186 Legal reserve 124 124 Reserves not available for distribution 2 083 1 962 Untaxed reserves 39 - Reserves available for distribution 33 009 33 009 Profit carried forward 31 246 33 048 80 926 82 568 Provisions and deferred taxes 85 85 Non-current liabilities 36 381 38 112 Current liabilities 5 148 6 751 Total equity and liabilities 122 540 127 516 Abbreviated non-consolidated income statement Million euro 2024 2023 Operating income 1 874 1 968 Operating expenses (1 356) (1 269) Operating result 518 699 Financial result (197) 7 466 Transfer to untaxed reserves (39) - Result for the year available for appropriation 282 8 165 AB INBEV - ANNUAL REPORT 2024 - 140

Glossary AGGREGATED WEIGHTED NOMINAL TAX RATE The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries. CARRYING AMOUNT Net book value as recognized in the statement of financial position at each reporting date. DILUTED EPS Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares. DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES Weighted average number of ordinary and restricted shares adjusted by the effect of dilutive share options and restricted stock units. EBIT (EARNINGS BEFORE INTEREST AND TAXES) Profit from operations. EBITDA (EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION AND IMPAIRMENT) Profit from operations, excluding depreciation, amortization and impairment. EMEA Europe and Africa. EPS (EARNINGS PER SHARE) Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares. FREE CASH FLOW Cash flow from operating activities minus net capex. FVOCI Fair value through other comprehensive income. FVPL Fair value through profit or loss. FTE Full-time equivalent on a permanent or temporary basis, excluding outsourced personnel. INVESTED CAPITAL Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits, current and deferred taxes. MARKETING EXPENSES Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research. NET ASSETS Total assets minus total non-current and current liabilities. NET CAPEX Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale. NET DEBT Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents. AB INBEV - ANNUAL REPORT 2024 - 141

NON-UNDERLYING ITEMS Items of income or expense which do not occur regularly as part of the normal activities of the company, and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. NORMALIZED The term “normalized” refers to performance measures (EBITDA, EBIT, Profit or effective tax rate) excluding non- underlying items and profit from discontinued operations. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance. NORMALIZED EBIT Profit from operations, excluding non-underlying items. NORMALIZED EBITDA Profit from operations, excluding non-underlying items, depreciation, amortization and impairment. NORMALIZED EFFECTIVE TAX RATE Effective tax rate, excluding non-underlying items. NORMALIZED PROFIT Profit attributable to equity holders of AB InBev, excluding non-underlying items and profit from discontinued operations. NORMALIZED PROFIT FROM OPERATIONS Profit from operations, excluding non-underlying items. PAY OUT RATIO Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit. PSU Performance stock unit. RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest). REVENUE Gross revenue less excise taxes and discounts. RSU Restricted stock unit. SALES EXPENSES Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force. SG&A (SELLING, GENERAL & ADMINISTRATIVE EXPENSES) Sales, marketing, distribution and administrative expenses. SCOPE Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. UNDERLYING EPS Underlying profit divided by the weighted average number of ordinary and restricted shares. UNDERLYING PROFIT Profit attributable to equity holders of AB InBev, excluding non-underlying items, profit from discontinued operations and hyperinflation impacts. AB INBEV - ANNUAL REPORT 2024 - 142

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor. WORKING CAPITAL Includes inventories, trade and other receivables and trade and other payables, both current and non-current. AB INBEV - ANNUAL REPORT 2024 - 143

SUSTAINABILITY STATEMENTS TABLE OF CONTENTS 145 165 General statements Governance statements 150 167 Environmental Assurance Report statements 171 160 Appendices Social statements AB INBEV - ANNUAL REPORT 2024 - 144

1. General Statements Effective 1 January 2024, AB InBev adopted the European Sustainability Reporting Standards (ESRS) as adopted by the European Union. These consolidated Sustainability statements have been prepared in accordance with ESRS considering the time horizons defined by ESRS 1 section 6.4 and represent a change from past reports. This report makes use of the applicable phase-in provisions defined by ESRS. The report has been prepared in accordance with the EU Taxonomy disclosures required by Article 8 of Regulation 2020/852 (the EU Taxonomy Regulation). The consolidated Sustainability statements for the year ended 31 December 2024 comprise the company and its fully owned subsidiaries (together referred to as “AB InBev” or the “company”) and cover the fully consolidated companies included in the financial reporting scope. See the list of fully consolidated companies in the Financial report in this report. Any exception to this scope will be stated in the text or footnotes. Unless explicitly stated otherwise, documents referenced and hyperlinks found herein are for informational purposes only and are not incorporated by reference into these Sustainability statements. Sustainability helps enable AB InBev’s commercial vision and advance the company’s purpose – Dream Big to Create a Future with More Cheers. For more information on the company’s purpose, business strategy, its diversified footprint, and its value chain, see the Strategy section in this report. Governance of Sustainability Topics As the company’s ultimate decision-making body, the Board’s sustainability oversight includes review and, as appropriate, approval of key enterprise-wide strategies and sustainability performance. The Board received multiple updates on sustainability matters in 2024. Four Board committees assist the Board in exercising this role as part of their responsibilities. The Board and Audit Committee receive training and updates on sustainability topics as necessary or appropriate. Responsibilities and roles of the Board committees in relation to sustainability topics are as follows: • The Nomination Committee reviews corporate governance matters as part of its role in nomination and retention of directors and executives and determines whether the Board composition fulfills the appropriate skills and expertise. • The Remuneration Committee reviews remuneration policies and packages as part of its role in compensation and retention of directors and executives. • The Finance Committee reviews sustainability matters as part of its assessment of funding requirements, financial risk, supply security and sourcing strategies. • The Audit Committee reviews environmental matters as part of its overall audit function, including significant public disclosures on related impacts, risks and opportunities, and goals. See the Corporate governance statement in this report for more details, including the composition of the Board and its committees. The Board of Directors defines and oversees the company’s strategy, including key sustainability topics. The Chief Executive Officer’s responsibilities include the execution and management of the corporate strategy, including sustainability matters, with support from the Executive Committee (ExCom). The Senior Leadership Team drives the commercial and operational agenda that reflects the Board-defined strategy. The Chief Sustainability Officer oversees sustainability matters globally with a centralized team responsible for delivering against the company’s sustainability priorities. Regional CEOs drive the zone agendas, including sustainability matters relevant to their zone. Embedded across the business, employees coordinate and implement sustainability matters and initiatives relevant to their zone and may have part of their variable remuneration linked to these objectives. Executive remuneration generally consists of a fixed base salary and variable performance-related compensation and other incentives. Individual performance targets for the CEO and other ExCom members may consist of financial and non- financial targets. Individual performance measures in non-financial areas typically relate to certain topics discussed in these Sustainability statements, including employee engagement, sustainability goals, and compliance, and are linked to the achievement of the company’s strategic objectives. The target achievement is assessed based on accounting and financial data and other objective criteria. In 2024, more than 3,000 employees across zones and functions, including AB InBev’s Chief Sustainability Officer, Chief Procurement Officer, and Chief Financial Officer, had variable compensation linked to delivering on the company’s sustainability strategy. Sustainability-related variable incentives, including those related to climate and greenhouse gas (GHG) emissions reduction, would typically account for 10 to 20% of an annual AB INBEV - ANNUAL REPORT 2024 - 145 bonus for employees carrying such targets. For more information on the company’s remuneration, see AB InBev’s remuneration policy in the Corporate governance statement in this report. Internal committees manage certain sustainability topics and related impacts, risks and opportunities that span functions and geographies. They provide visibility and foster collaboration and best practice sharing between zones and functions. These committees include the Sustainability Council, the Global Compliance Committee, and the Global Smart Drinking Community of Practice. Due diligence is one of the functions incorporated into these committees. AB InBev’s due diligence processes for topics covered in these Sustainability statements are described in the relevant sections. Stakeholder input from the engagements detailed in the Stakeholder Engagement section below are embedded in the company’s due diligence processes. AB InBev has established specific controls pertinent to sustainability data. A description of AB InBev’s internal controls and overall risk management systems can be found in the Corporate governance statement in this report. The Risks and Uncertainties in the Management report in this report describe major risks and uncertainties the company faces. In addition, specific risk management tools and a discussion of the material impacts, risks and opportunities are described in the topical disclosures of these Sustainability statements. Management of impacts, risks, and opportunities is the responsibility of relevant functions across the business. Impacts, risks, and opportunities are prioritized as part of the annual global risk management process. The company has several policies that address sustainability topics. All policies mentioned in these Sustainability statements apply globally to directors, officers, and full-time, part-time, and temporary employees of the company and its subsidiaries. Contractors, agencies, and other third parties are expected to comply with the policies, in addition to all other applicable laws and regulations, whenever they are acting on the company’s behalf. The policies are available publicly on the company’s website. Value Chain AB InBev’s value chain begins with suppliers, including farmers, who provide the ingredients and packaging materials for the company’s products. The company’s significant resource inflows include water, primary packaging materials, and agricultural crops, including barley, hops, corn, and rice. The company has operations in nearly 50 countries consisting of approximately 171 major breweries. The company also has 31 major vertically integrated operations including barley malting and packaging facilities. With the company’s brewing, bottling, and packaging capabilities, it leverages its knowledge, expertise, and innovation to use ingredients and raw materials to produce beer, including no- and low-alcohol beer and beyond beer products, for consumers to enjoy. The company’s significant resource outflows include beer and brewery waste and by-products, which consist mostly of spent grain. The company works to optimize its own operations and partners with suppliers to advance the sustainable use of resources. Once the beer is brewed and packaged, AB InBev works with distribution partners to deliver its products responsibly and safely where consumers want them, and with marketing agencies and brand promoters to develop its brands. In most cases, the company’s direct customers are retailers, on-trade venues, and wholesalers. It works with these partners to responsibly bring its beers to customers and consumers. Stakeholder Engagement AB InBev engages with stakeholders across its value chain. Stakeholder input, including by proxy, is considered in the company’s strategy and double materiality assessment process including the development and assessment of impacts, risks, and opportunities. AB INBEV - ANNUAL REPORT 2024 - 146

Stakeholder Description How AB InBev engages Communities AB InBev is closely connected to the communities where its • Activities related to responsible drinking employees live and work. The company strives to contribute and sustainability positively to issues such as sustainability, responsible drinking, • Activities supporting communities, such and road safety in such communities. as disaster response Consumers Beer brings people together to celebrate life’s moments and AB • Events and activations InBev serves its consumers by striving to offer the highest-quality • Digital engagement (DTC platforms) products and meaningful brand experiences, always in a • Media responsible way. • Advertising and sponsorships Governments AB InBev engages with policymakers and regulators to provide its • Official consultations to the private views on issues that are important for its business and the well- sector being of its communities. The company does this in alignment with • Industry associations and groups its Code of Business Conduct and local legislation. • Roundtable discussions • Bilateral meetings Customers AB InBev partners with retailers, on-premise customers, • Customer services and BEES wholesalers, and distributors to bring its beers to consumers while • Sales meetings supporting their business growth and striving to provide best-in- • Events and activations class service. • Notices regarding products • Social media and websites Employees The company is powered by great people and strives to build • Annual engagement surveys strong teams through collaboration and its performance-driven • Annual performance reviews culture. • Leadership townhalls • Staff activities • Compliance Helpline Farmers The company could not brew its beer without the high-quality • Direct farmer engagement and training agricultural ingredients provided by farmers around the world. AB • AB InBev agronomy teams InBev is dedicated to fostering long-term and mutually beneficial relationships with farmers. Suppliers Relationships, especially with AB InBev’s suppliers, are essential • Partnerships (such as through the to the company’s operations. Mutual collaboration is a key Eclipse platform to support element to creating a resilient supply chain. decarbonization) and commercial relationships • Development programs • Industry events • Compliance Helpline Other Partners AB InBev recognizes that no single organization can solve today’s • Industry associations and groups global challenges. Effective partnerships are critical to addressing • Multistakeholder collaborations the pressing challenges of today and tomorrow. • Partnerships • 100+ Accelerator program (see Climate section in these Sustainability statements) Shareholders AB InBev values the trust of its shareholders and works to provide • Annual and interim reports positive results. The company is committed to creating value and • Annual Shareholders’ Meeting delivering consistent, profitable growth. • Investor relations meetings and webcasts • Quarterly earnings calls • Website disclosures Industry AB InBev regularly consults with independent, external experts • Independent expert consultation Engagement such as environmental advisors who focus on water and • Industry associations and collaborations agricultural sustainability. These advisors bring an external perspective and advise on strategy and implementation of the company’s Water Stewardship and Smart Agriculture programs. AB INBEV - ANNUAL REPORT 2024 - 147

Materiality Assessment In accordance with ESRS requirements, AB InBev conducted a double materiality assessment in 2024 and may continue to refresh such assessments in the future. The double materiality assessment includes input from a variety of the company’s stakeholders and differs from how the company approaches disclosures in its financial reporting obligations under applicable law, including the assessment of materiality and consideration of impact on materiality. These Sustainability statements include certain information and describe potential future events, which may be significant, but any significance should not be read as necessarily rising to the level of materiality for disclosure in the company’s financial reporting. In particular, the use of the phrases “material,” “materiality,” “impact materiality” and “financial materiality” in these Sustainability statements is intended to indicate materiality determinations as required under ESRS and are not intended to reflect materiality for any other jurisdiction or purpose under the company’s financial reporting, including reporting with the US Securities and Exchange Commission, or otherwise. AB InBev engaged with internal and external stakeholders and subject matter experts to determine both financial materiality and impact materiality. The company used its overall risk profile and risk management processes, public information such as peer reports, external and internal datasets, ESRS topics and sub-topics, stakeholder interviews, and stakeholder information from data analytics tools to build a list of potentially material sustainability issues tailored to AB InBev. The impacts, risks, and opportunities assessed span business activities, relationships, and geographies, and considered factors that could result in heightened risk of impact. The company considered actual and potential impacts resulting from its own operations and value chain. AB InBev evaluated ESRS chapters and disclosures unlikely to be applicable to its business by creating and assessing impacts, risks, or opportunities for such topics. For environmental topics, the company considered its site locations, assets, and business activities in assessing related impacts, risks, and opportunities. For climate-related physical and transition risks and related impacts the company considered the physical risks, transition risks, and scenario analysis disclosed in the Climate section of these Sustainability statements. For business conduct, the company considered its operating locations and activities holistically. The materiality process is managed by the global sustainability reporting team with input from the business and oversight from the Audit Committee. These sustainability issues were considered over short (up to one year), medium (up to five years), and long-term (more than five years) time horizons. To the best of management’s knowledge and in good faith, the company applied consistent scoring methodology and thresholds to impacts, risks, and opportunities. AB InBev used a top-down approach to identify material impacts, risks, and opportunities. The following steps were taken: 1. Defined potential material topics. Issues and corresponding impacts, risks and, opportunities that might be material to AB InBev were defined based on company research, topics identified in previous assessments and public disclosures, direct and indirect stakeholder inputs, AB InBev’s global risk management processes, and industry benchmarks. A data analytics tool and direct and proxy interviews captured stakeholder input. 1 2. Assessed impact materiality. The company conducted stakeholder interviews and considered insights from external stakeholders to evaluate impacts for severity (scope, scale, and remediable character) and likelihood. Evaluations considered AB InBev’s due diligence processes and affected stakeholders in the value chain. 2 3. Assessed financial materiality. The company conducted an internal stakeholder workshop to evaluate risks and opportunities, including those arising from impacts considered for impact materiality, for magnitude and likelihood. 4. Defined material topics. Topics were considered material if there was a related material impact, risk, or opportunity. Material topics were prioritized and visualized based on the scores and number of material impacts, risks, and opportunities mapped to each topic. The Audit Committee of AB InBev makes the final determination on material topics and associated impacts, risks, and opportunities. This exercise resulted in 11 material topics. 1 Impacts were considered material based on a combination of the severity and likelihood scores. Likelihood was assessed based on a scale from unlikely (1) to very highly likely (5). 2 Magnitude was assessed based on the potential financial effects of each risk. Likelihood was assessed based on a scale from unlikely (1) to very highly likely (5). Risks and opportunities were considered material based on a combination of the magnitude and likelihood scores. AB INBEV - ANNUAL REPORT 2024 - 148

A description of impacts, risks, and opportunities by issue can be found in the relevant sections of these Sustainability statements. These material topics are addressed throughout these Sustainability statements as shown in the ESRS reference table in Appendix I. Report Scope AB InBev has established processes to support consistent reporting on ESRS disclosures covering the fully consolidated companies included in the financial reporting scope. Any exception to this scope, such as the scope for AB InBev’s 2025 sustainability goals, is stated in text or footnotes. Where data is not available or subject to measurement uncertainty, such as due to newly acquired operations, estimations are used and stated in text or footnotes. AB InBev has not used the option to omit information corresponding to intellectual property. AB InBev’s value chain is in scope of this disclosure. These Sustainability statements contain forward-looking statements regarding estimations into the future. These generally include words and/or phrases such as “will likely result,” “aims to,” “will continue,” “is anticipated,” “it is estimated,” “anticipate,” “estimate,” “project,” “result,” “is predicted,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” or other similar expressions. These statements are subject to uncertainties and are out of scope of assurance. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. All statements other than statements of historical facts are forward-looking statements. Undue reliance should not be placed on these forward-looking statements. Actual results may differ from those stated in this report due to, but not limited to, the impact of climate change, water stress, financial distress, negative publicity, the company’s ability to hire and/or retain the best talent, emerging and evolving regulations, reputation of the company’s brands, the ability to make acquisitions and/or divest divisions, access to capital, volatility in the stock market, the company’s ability to achieve or maintain targets, goals or commitments stated or implied in these Sustainability statements, exposure to litigation and other associated risks not mentioned, as well as risks identified in the company’s Form 20-F filed with the US Securities and Exchange Commission and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB AB INBEV - ANNUAL REPORT 2024 - 149

InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Where these Sustainability statements contain statements based on hypothetical or severely adverse scenarios and assumptions, these statements should not necessarily be viewed as representing current or actual risk or forecasts of expected risk. In addition, the company’s climate risk scenario analysis, net zero ambition strategy and other sustainability- related goals remain under development as the company continues to refine its analysis of and response to potential future climate and sustainability-related risks and opportunities. Further, the data and methodology underlying the company’s analysis and strategy remain subject to evolution. For example, the company believes the methodology of climate scenario analysis and carbon accounting will continue to evolve and improve, especially related to Scope 3 emissions. As such, information contained in or implied by these Sustainability statements may differ from those in future disclosures, and in future reports, information may differ from those contained in these Sustainability statements, including due to improvements in the quality and completeness of the company’s data and updates to its methodology. Prior year information is presented for illustrative comparison only and has not been updated for consistency and alignment for current-year information unless specifically required by law or otherwise noted and is outside the scope of assurance by the independent registered auditor. No disclosures in these Sustainability statements were assured by external bodies other than the independent registered auditor. These consolidated Sustainability statements were authorized for issue by the Board of Directors on 25 February 2025. 2. Environmental Statements 2.1 Water AB InBev’s production and agricultural supply chain require large amounts of water. Changes in precipitation patterns and the frequency of extreme weather events may affect the company’s water supply and physical operations, and the supply of necessary agricultural crops. Water may also be subject to price increases in certain areas. Certain jurisdictions may adopt regulations restricting the use of water and introduce changes in water taxation and regulation, which could potentially challenge the company’s profitability or introduce capacity constraints in certain markets. In its production, the company seeks to ensure high-quality wastewater discharge to facilitate, where possible, water re-use. In addition, the company’s role in procuring agricultural commodities may contribute to soil and water health or degradation near its operations or sourcing regions. AB InBev’s Water Policies & Principles were designed to provide guidance on its approach to water stewardship and water use in the company’s breweries and operational sites including those located in high-water stress areas in its own operations and upstream value chain. The policy addresses water treatment and pollution prevention through responsible discharge, and effluent reuse. AB InBev’s Water Policies and Principles are overseen by the company’s Chief Sustainability Officer. AB InBev’s Global Responsible Sourcing Policy encourages business partners to set targets to reduce water use within their operations and develop plans to reduce water consumption in the overall value chain. The company’s approach to water stewardship considers third-party standards and initiatives such as the United Nations (UN) Global Compact CEO Water Mandate and the 2030 Water Resources Group. AB InBev works with local communities, including farmers, in its watershed work. AB InBev aims to responsibly manage water consumption and discharge across its operations and supply chain. In 2024, the company continued working to scale its water stewardship efforts by driving water efficiency in its operations and by engaging in watershed protection measures in partnership with local stakeholders, especially in high-water-stress areas. The company uses a water risk assessment tool that leverages external data sources and input from its local teams to 3 review operational water risks globally in its own operations. Using this tool, the company has identified sites in high-stress areas. In 2018, AB InBev set its voluntary 2025 Water Stewardship Goal: 100% of its communities in high-stress areas will have measurably improved water availability and quality by 2025. The goal scope includes 36 sites based on a 2017 analysis using the company’s water risk assessment tool. In 2024, 100% of the 36 sites have conducted outreach, analyzed local 3 To identify the sites in high-stress areas, AB InBev conducted a water risk assessment at site level. It assessed risks related to reputation and regulatory matters using its own methodology, and it assessed physical risks using the World Resources Institute aqueduct methodology. The results were reviewed at a zone and global level. Thirty-six sites are in scope of the company’s 2025 Water Stewardship Goal based on a 2017 analysis. AB INBEV - ANNUAL REPORT 2024 - 150 water challenges, and identified and started implementing solutions with 89% already seeing measurable improvements in water availability. Any improvement in the metrics identified and measured through this process for each individual watershed is considered progress against the goal. To help the company identify these specific local watershed challenges and the appropriate solutions to address them across its high-stress sites, it has developed and implemented a seven-step 4 watershed management process. Together with local authorities, other water users and partners including The Nature Conservancy and World Wildlife Fund, the company has devoted financial and technical resources to support and monitor 5 site-specific metrics related to infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation practices, and track improvement. For water management in its breweries, the company uses an internal environmental management system to routinely monitor and manage water use in its operations and to cascade best practices and performance standards across locations with the aim of driving water use efficiency, responsible discharge, and effluent re-use. Key water-saving actions may include process optimization, maintenance interventions, or implementation of new technologies. In addition to the 2025 Water Stewardship Goal, AB InBev seeks to achieve an average water use efficiency ratio of 2.5 hectoliter/hectoliter (hl/hl) across its breweries globally by 2025. In 2024, the company achieved a water use efficiency ratio of 2.47 hl/hl globally, an improvement of 20% compared to the 2017 water use efficiency ratio of 3.08 hl/hl. The company also aims to achieve a water use efficiency ratio of 2.0 hl/hl for its breweries across the 36 high-stress sites in scope of its 2025 Water Stewardship Goal. While action plans have been put in place at breweries in priority watersheds, the company may face challenges to reaching this ambition by 2025. In 2024, AB InBev achieved a water use efficiency ratio of 2.32 hl/hl across these sites, an improvement of more than 17% compared to the 2017 water use efficiency ratio 6 7 8 9 across high-stress sites of 2.8 hl/hl. 6 AB InBev Water Use Efficiency Ambition 2017 2018 2019 2020 2021 2022 2023 2024 Total water use by hectoliter of production (hl/hl) 3.08 2.94 2.79 2.68 2.64 2.64 2.53 2.47 7 Water Metrics 2024 3 Total water consumption (thousand m ) 68,979 3 8 Water consumption in areas of water risk (thousand m ) 24,667 3 Water recycled and reused (thousand m ) 11,323 9 3 Water intensity across all operations (thousand m /million USD) 1.15 2.2 Climate AB InBev’s business is closely tied to the natural environment. Agricultural crops and water are its key ingredients. It requires raw materials for packaging and energy, and fuel to brew, transport, and cool its beers. Climate change or other environmental concerns, or legal, regulatory, or market measures to address climate change or other environmental concerns, may affect the company’s business or operations including the availability of key production inputs. Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases, emitted by both the company and its value chain in the course of agricultural, manufacturing, and distribution operations, in the atmosphere could have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. The company’s ambition to achieve net zero across its value chain by 2040 may include activities which aim to reduce absolute emissions, switch to renewable energy, leverage regenerative practices, 4 The seven-step process used to identify, address and measure progress in high-stress sites is as follows. 1: Stakeholder convening and outreach; Step 2: Problem identification and prioritization; Step 3: Measurement; Step 4: Solution agreement and implementation plan; Step 5: Governance and finance; Step 6: Communication; Step 7: Impact measurement and monitoring. 5 Metrics measured are project specific. Water availability metrics may include river flow improvements and increases in infiltration of water back into the ecosystem. The units of measurement are also project-specific and are typically recorded in units of water volume over time. Water quality metrics may include volume of currently untreated community effluent now treated. 6 This water use efficiency metric is tracked in the framework of AB InBev’s 2025 Sustainability Goals. It is defined as the amount of water drawn into the boundaries of the company’s beverage operations (excluding any water sent to third parties or to other non-beverage operations outside these boundaries) divided by the total hectoliters packaged during the reporting period. This metric includes the company’s beverage facilities only and does not include vertical operations such as malt plants and packaging facilities, and special operations. Special operations are entities that meet one or more criteria including reduced volume, low number of FTEs, complexity of brand mix, unusual products, or production processes. 7 All metrics in this table follow ESRS definitions and consider all AB InBev operations. The company obtained 99% of reported metrics from direct measurement and 1% from best estimates. 8 Areas of water risk are defined according to ESRS and consider all AB InBev operations. This identification differs from AB InBev’s internal methodology used in its own water risk assessment to identify high water-stress areas, where more localized data and context for each site are used. The company used the World Resources Institute Aqueduct methodology to assess physical risks, as per the ESRS definition, and its own methodology to assess qualitative risks related to reputation and regulatory matters. 9 The revenue figure used to compute the water intensity figure can be found in note 5 of the company’s Consolidated financial statements in this report. AB INBEV - ANNUAL REPORT 2024 - 151 and adopt more circular supply chains. If climate change has a negative effect on agricultural productivity, the company may be subject to decreased availability or less favorable pricing for necessary agricultural resources. Governments in various countries are likely to continue to propose legislative and regulatory initiatives to reduce or mitigate the impacts of climate change. Such initiatives may affect the company’s local operations. The environmental regulatory climate in the markets in which the company operates is becoming stricter and could significantly increase compliance burdens, associated regulatory and reporting costs, and complexity. Despite the company’s investments to reduce environmental risks and budgeting for future capital and operating expenditures to maintain compliance, environmental liability is still possible. The production and distribution of AB InBev’s products require significant amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal, and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period, an inability to shift to renewable energy in a timely way, and changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge the company’s profitability in certain markets. The company may contribute to the expansion of renewable energies by working to adopt low-emission technologies. It may also contribute to its suppliers’ emissions reduction by seeking to implement sustainable procurement practices and purchase low-emission materials. If AB InBev fails to achieve its current or future climate goals for any reason, there is a risk of reputational damage and there could be negative impacts on the company’s financial performance. AB InBev’s Global Environmental Policy & Principles outlines how the company intends to address climate change through energy efficiency, energy deployment decarbonization and adaptation across its value chain. The policy covers climate change, water stewardship, waste, circular packaging, sustainable agriculture, and legal compliance. The policy was developed through engagement with key stakeholders and is overseen by AB InBev’s Chief Sustainability Officer. AB InBev used the Task Force on Climate-Related Financial Disclosures (TCFD) framework to assess climate-related risks and opportunities over the short- (one to five years), medium- (six to 10 years) and long-term (more than 10 years) views across geographies and value chain segments selected based on a risk-based approach. Against this time horizon, in line with the company’s long-term strategic planning, the company evaluated risks and opportunities associated with policy, technology, market changes, reputation and chronic and acute physical risks. The following discussion on physical and transition risk scenarios refer to terms used in TCFD. The analysis was considered as an input in the double materiality assessment process described in these Sustainability statements but was a separate exercise, and results of the analysis may differ from the double materiality assessment. In this risk scenario analysis, the company considered two scenarios each for physical and transition risks over the medium and long term. It analyzed short-term risks through its internal risk management processes. The outcome of these analyses informed the company’s climate strategy. To analyze physical risks and opportunities, the company considered two scenarios, using the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCP): • Physical Risks Scenario 1: RCP 4.5, a high mitigation scenario where global emissions start declining by mid- century; and • Physical Risks Scenario 2: RCP 8.5, an extreme global warming scenario in which global warming reaches 4 degrees Celsius, representing a failure of policy makers to implement the Paris Climate Agreement. For the transition scenario analysis, the company selected two scenarios developed by the International Energy Agency (IEA): • Transition Risks Scenario 1: Business-as-usual, as per Stated Policies Scenario (STEPS) considering current policy settings (already implemented or confirmed upcoming policies); and • Transition Risks Scenario 2: Net Zero Emissions by 2050 (NZE), that shows a narrow but achievable pathway for the global energy sector to achieve net zero emissions by 2050, aligned with the 1.5 degrees Celsius scenario. The tables on the next page summarize the outcomes of the company’s analysis completed in 2022 and reviewed on an ongoing basis. While these provided scenarios are different, the company believes that its strategy will enable it to address the potential risks and opportunities presented under each scenario. AB INBEV - ANNUAL REPORT 2024 - 152

Topic Scenario 1: RCP 4.5 Scenario 2: RCP 8.5 AB InBev Response Physical risks - Low Medium Projected impacts Potential negative financial impacts could result Negative financial impacts could be expected from of changing from yield decreases and the resulting costs of projected yield declines and costs for replacing barley To create its products, the company depends on a reliable, quality climate conditions barley production losses in some regions in the production due to longer-term climate impacts such supply of agricultural crops. It uses crop research and agronomy on barley yields short term due to the impact of climate change. It as sustained higher temperatures. teams and invests in agricultural technologies to manage raw materials (chronic risk) is also possible that new barley growing regions costs and minimize disruptions. Across the company’s sourcing could develop due to changes in climate. regions, it works to develop higher-yielding, higher-quality brewing Physical risks - Low Low crop varieties that are also resource-efficient, disease-resistant and Projected impacts Extreme weather such as decreases in Event-driven climate impacts such as extreme resilient to climate stressors such as drought. For barley, the company of extreme seasonable precipitation could result in longer drought could reduce barley quality, quantity and supports farmers on their crop production practices with analytics and drought on barley term disruptions of agricultural supply chains and availability in the longer term and would be expected insights to help improve crop management decisions from season to yields (acute risk) increased costs for materials due to yield. No to have negative financial impacts on the costs of season. immediate impacts would be expected in the short sourcing barley. It could result in the potential term. displacement of sourcing areas and the inability to source locally. Physical risks - Medium High AB InBev developed a water risk assessment tool that uses external Water availability Projected availability of future water volume at Negative financial impacts could be estimated to be data sources and input from its local teams to review its operational risk across global certain sites could represent an acute risk based higher because of the potential for reduced risk globally on a quarterly basis. Using this tool, the company has operations (acute on local hydrological and meteorological production across sites due to chronic water risk and identified and continues to prioritize sites that are in high-stress areas. and chronic risks) indicators. availability. The company is focused on being part of the solution to the growing water challenges across its communities and supply chain by aiming to drive water use efficiency within its operations and investing in shared water security and watershed health in local communities. Topic Business-as-usual Net zero emissions by 2050 AB InBev Response Transition risks - High Low The company’s local operations in every country in which it operates Policy Some exposure to future costs associated with Exposure to potentially higher costs associated with evaluate relevant regulatory risks and opportunities. This informs carbon taxation and carbon pricing schemes could carbon taxation and carbon pricing schemes could be strategic decisions on investments and plans related to carbon pricing. be expected but climate regulations would not be expected as climate regulations accelerate. Policy In the framework of the company’s climate ambitions, it works to projected to change significantly. Such policy frameworks would be expected to be more conducive reduce its GHG emissions by 25% per hectoliter of production across frameworks could limit pathways to meeting our to meeting long-term climate ambitions. its value chain by 2025 from a 2017 base year, as aligned with the long-term climate ambitions. Science-Based Targets initiative (SBTi). The company believes its climate action can help mitigate the impact of potential upcoming regulations by reducing its direct emissions. Transition risks - Medium Medium Future Exposure to shifts in the supply and demand for Exposure to market risks in the supply and demand procurement of aluminum could be expected based on the carbon for aluminum could be expected based on the carbon aluminum cost associated with the procurement of cost associated with the procurement of aluminum. aluminum. As a result, further emissions reduction There would be expected potential for reducing costs The company continues to innovate and partner with key suppliers from increasing the share of recycled aluminum in and emissions through an increase in the share of through its Eclipse platform to support decarbonization in its packaging the market would be unexpected. recycled aluminum sourced. supply chains and to help solve existing and future challenges to Transition risks - Medium Medium increasing recycled content, specifically in glass and aluminum. Future Exposure to shifts in the supply and demand for Exposure to future shifts in the supply and demand procurement of glass could be expected along with related carbon for glass could be expected along with related carbon glass costs and little potential for emissions reduction costs but with more potential for emissions and cost from increasing the share of recycled glass in the reductions from increasing the share of recycled market. glass sourced. AB INBEV - ANNUAL REPORT 2024 - 153

In 2021, AB InBev announced its ambition to achieve net zero across its value chain by 2040. The company’s approach, approved by the Board, to addressing climate change is focused on activities in its operations and across its value chain. The company follows the sectoral decarbonization approach (SDA) defined by the SBTi. The company allocates its carbon budget across different sectors by evaluating and following the growth and decarbonization pathway of each sector. This approach, coupled with the company’s projected activity levels, defines its decarbonization pathway and projected carbon budgets. The corresponding climate transition plan implementation is embedded in the company’s business strategy through procurement, Capex investment, agricultural research, and logistics decisions. To help decarbonize its global operations, including its breweries, vertical operations and supply chain, AB InBev has identified decarbonization levers and actions. The company assessed that the percentage of total potential emissions (tCO e) reduction by decarbonization lever that would be required to achieve the company’s ambition to achieve Net Zero 2 emissions across its value chain by 2040 would be estimated as follows: energy efficiency (5%), use of renewable energy 10 (15%), fuel switching (10%), and supply chain decarbonization (70%). 11 The company continues to work towards emissions reduction by implementing actions for each decarbonization lever. Energy efficiency actions include innovative ways to improve efficiency in breweries and adopting low-carbon technologies. Use of renewable energy actions include expanding renewable electricity to reduce or eliminate market-based Scope 2 GHG emissions and helping to scale renewable electricity across the company’s suppliers and retail partners. Fuel switching actions include switching to fuel sources such as green hydrogen, biomass and other renewable sources of heat, and switching the company’s fleet to an alternative, renewable fuel fleet and investing in sustainable fuel for shipping while optimizing routes and modes of transportation. Supply chain decarbonization actions include designing alternative packaging solutions, developing more resilient and higher-yield crop varieties, partnering with farmers on nutrient management and optimized fertilizer application, introducing nature-based solutions to help remove carbon from the environment and collaborating with peers and suppliers to adopt improved refrigeration in coolers. Supply chain decarbonization actions also include working with communities and suppliers to help reduce waste, increasing recycled content and implementing programs to promote local recycling, and engaging suppliers through Eclipse, the company’s collaboration platform that supports supply chain partners by providing tools to measure and track decarbonization while also building capabilities and sharing best practices. AB InBev also innovates with businesses in the 100+ Accelerator. The company founded the 100+ Accelerator in 2018 to provide mentorship, training, and funding to help scale sustainable innovations. In partnership with The Coca-Cola Company, Colgate Palmolive, Danone and Unilever, the 100+ Accelerator has worked with 148 startups from 38 countries. For 2024, AB InBev implemented the following decarbonization levers: energy efficiency (156 thousand tCO eq emissions 2 reduced in 2024), use of renewable energy (44 thousand tCO eq emissions reduced in 2024), and supply chain 2 decarbonization (2 million tCO2eq reduced in 2024). The company’s global sustainability team is responsible for reviewing and updating the decarbonization levers as part of its periodic review of the climate transition plan. Proposed changes are reviewed cross-functionally and presented to the Sustainability Council. AB InBev assesses locked-in emissions, including those associated with new operations, based on a market-by-market estimate of beverage industry growth through 2040 as well as locked-in emissions from assets already committed where low-carbon technology is not currently available. In addition, the company estimates locked-in grid emissions for product 12 cooling as a part of Scope 3 using estimated grid emissions on a market-by-market basis and forecasted sales growth. The company considers carbon-intensive assets such as glass manufacturing furnaces and mass boilers installed in breweries as a part of its approach to decarbonization. Replacement of such assets can take decades, resulting in locked- in emissions. These assets are likely to be fully depreciated by 2040 and may be considered for replacement with low- carbon assets in that timeframe. The company also considers increased internal and external recycled content, which drives emission reduction for packaging materials. A lag in infrastructure growth could pose a risk to these reduction efforts, locking in additional emissions. In 2024, the company continued to invest in decarbonization projects. As per Article 9 of the EU Taxonomy Regulation, two out of the six environmental objectives are related to climate change: climate change mitigation and climate change adaptation. For projects included in scope of AB InBev’s disclosure in accordance with Article 9 of the EU Taxonomy Regulation, the company spent 87m US Dollar in Capex for climate change mitigation in 2024 and 13m US Dollar in Opex. For more information on the company’s activities aligned with the EU Taxonomy Climate Delegated Acts, see the 10 Total potential emissions reduction towards the company’s ambition to achieve net zero by 2040 for each decarbonization lever was estimated against a 2017 baseline for the company’s Scopes 1, 2 and 3 market-based GHG emissions and account for actual emissions reduced from 2017-2024. The potential reduction estimates and the potential success of any key actions are forward-looking in nature and made by management on the basis of the information available to it, and the company may not achieve them for each decarbonization lever or holistically. Emissions reduction depends on a variety of factors and may be affected by foreseen and unforeseen current and future risks. 11 GHG emissions reduction includes all seven GHGs and is based on CO2 equivalents. 12 Product cooling is reflected as “Use of Sold Products” in the GHG protocol, and refers to the cooling of products in trade channels, both on and off-premise. AB INBEV - ANNUAL REPORT 2024 - 154

Taxonomy section in these Sustainability statements. The company is not excluded from the EU Paris-aligned benchmarks. Through its 2025 Climate Action Goal, the company aims to purchase 100% of its electricity from renewable sources and reduce its GHG emissions by 25% per hectoliter of production across its value chain by 2025. In 2018, following the Intergovernmental Panel on Climate Change recommendation, the company began working to reduce absolute Scopes 1 and 2 GHG emissions by 35% by 2025 from a 2017 baseline, which aligns with the pathway to keep global warming to 1.5 degrees Celsius and the standards established by the SBTi. In 2024, the company reduced its absolute emissions in Scopes 1 and 2 by 42.0% and reduced Scopes 1, 2 and 3 emissions per hectoliter of production by 29.5% versus a 2017 baseline as defined by its Climate Action Goal. The scope of AB InBev’s Climate Action Goal differs slightly from the company’s financial reporting scope required to be reported by the ESRS. The company contracted the equivalent of 100% of its global purchased electricity volume from renewable sources with 81.2% operational in 2024. While the company achieved an increase in operational renewable electricity each year over the past seven years, the company does not anticipate reaching 100% operational renewable electricity by the end of 2025 due to current challenges such as the absence of needed local infrastructure and enabling regulatory 13 14 15 frameworks. 13 AB InBev’s 2025 Climate Action Goal 2017 2018 2019 2020 2021 2022 2023 2024 14 (baseline ) Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tonnes 5.49 5.22 4.87 4.44 4.14 3.68 3.39 3.19 of CO eq) 2 Scopes 1, 2 and 3 GHG emissions 58.67 55.15 53.92 52.45 50.03 47.29 45.24 41.39 per hectoliter of production (in kg CO eq/hl) 2 15 % Renewable electricity: operational / 16.9% 20.9% 32.2% 41.2% 67.6% 73.6% 81.2% 15 % Renewable electricity: contracted / 51.1% 63.5% 73.6% 84.7% 97.1% 100.0% 100.0% 16 Energy Consumption and Mix from AB InBev’s Own Operations Energy Consumption and Mix 2024 2023 (1) Fuel consumption from coal and coal products (in million MWh) 0.82 0.80 (2) Fuel consumption from crude oil and petroleum products (in million MWh) 0.91 0.83 (3) Fuel consumption from natural gas (in million MWh) 9.18 9.30 (4) Fuel consumption from other fossil sources (in million MWh) 0.00 0.00 (5) Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources 1.71 3.03 (in million MWh) (6) Total fossil energy consumption (in million MWh) 12.62 13.96 (calculated as the sum of lines 1 to 5) Share of fossil sources in total energy consumption (%) 64.9% 69.7% (7) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) 1.91 2.07 (in million MWh) (8) Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources 4.91 3.99 (in million MWh) 16 (9) The consumption of self-generated non-fuel renewable energy (in million MWh) 0.02 0.02 (10) Total renewable energy consumption (in million MWh) 6.84 6.08 (calculated as the sum of lines 7 to 9) Share of renewable sources in total energy consumption (%) 35.1% 30.3% 17 Total energy consumption (in million MWh) (calculated as the sum of lines 6 and 10) 19.46 20.04 13 Data reported on absolute Scopes 1 and 2 GHG emissions and on Scopes 1, 2 and 3 emissions per hectoliter of production in the framework of the company’s 2025 Climate Action Goal encompasses beverage facilities and most vertical operations, including malt plants and packaging facilities. Special operations, which are entities that meet one or more criteria including reduced volume, low FTE numbers, complexity of brand mix, unusual products and production processes, are excluded from the reporting scope for these metrics. As a result, reported figures for the company’s Climate Action Goal are limited to 98% of the reported Scopes 1 and 2 GHG emissions in the ESRS scope. The ambition to reduce Scopes 1 and 2 GHG emissions by 35% refers to absolute market-based emissions. 14 The goal baseline (2017) and data for 2018 and 2019 has been adjusted for Scopes 1, 2 and 3 GHG emissions to conform to 2024 presentation. 15 AB InBev reports renewable electricity under two metrics: operational electricity and contracted electricity. The company reports both metrics because operationalization of new renewable electricity projects can take time. Contracted electricity tracks progress of all renewable electricity contracted, regardless of the market in which the renewable electricity was used or if it was used in the company’s operations. Operational electricity measures the company’s actual annual realization towards its goal of 100% renewable electricity in each of the regions where it operates by 2025. The company aligns with current RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations and/or off-site PPAs and VPPAs. 16 Total renewable energy is equal to the energy consumption figure reported in row 9 of the Energy Consumption and Mix table. 17 The company’s consumption from nuclear sources is equivalent to 0 MWh. AB INBEV - ANNUAL REPORT 2024 - 155

1818 Energy intensity per net revenue 2024 2023% 18 Total energy consumption from activities in high climate impact sectors per net 326 338 -3.6% revenue from activities in high climate impact sectors (MWh/million USD) 19 19 20 21 22 Gross Scopes 1, 2, 3 and Total GHG emissions 20 Retrospective Goals and Ambitions 2024 2023 Variance % 2025 2040 Scope 1 GHG Emissions Gross Scope 1 GHG emissions (in million metric 2.49 2.65 -0.16 -5.8% ~2.47 ~0.3 tonnes of CO eq) 2 Percentage of Scope 1 GHG emissions from 23.4% / / / regulated emission trading schemes (%) Scope 2 GHG Emissions Gross location-based Scope 2 GHG emissions (in 1.98 2.09 -0.11 -5.3% ~1.96 million metric tonnes of CO eq) 2 Gross market-based Scope 2 GHG emissions (in 0.76 0.80 -0.04 -5.6% ~0.75 ~0.2 million metric tonnes of CO eq) 2 21 Percentage of contractual instruments, 98% Scope 2 GHG emissions 22 Significant Scope 3 GHG Emissions Total gross indirect (Scope 3) GHG emissions (in 20.37 22.38 -2.01 -9.0% ~20.16 ~3.0 million metric tonnes of CO eq) 2 Purchased Goods and Services (agriculture, processing of brewing 12.77 13.61 -0.84 -6.1% ~12.65 ingredients, and packaging) Emissions from Fuel not Included in 0.50 0.51 -0.01 -1.6% ~0.49 Scopes 1 and 2 Upstream and Downstream 2.26 2.36 -0.10 -4.2% ~2.24 Transportation (logistics) Use of Sold Products (product cooling) 4.57 5.63 -1.06 -18.8% ~4.52 End of Life Treatment of Sold Products 0.27 0.27 0.00 -1.4% ~0.26 23 Total GHG Emissions Total GHG emissions (location-based) 24.84 27.12 -2.28 -8.4% ~24.59 (in million metric tonnes of CO eq) 2 Total GHG emissions (market-based) 23.62 25.83 -2.21 -8.6% ~23.38 (in million metric tonnes of CO eq) 2 Total GHG Emissions (market-based) per Zone 2024 2023 (in million metric tonnes of CO eq) 2 North America 4.59 4.84 Middle Americas 5.26 5.71 South America 3.76 4.07 EMEA 4.79 4.97 Asia Pacific 5.22 6.24 AB InBev worldwide 23.62 25.83 23 18 The revenue figure used to compute the energy intensity per net revenue can be found in note 5 of the Consolidated financial statements in this report. Beer production is considered a high climate impact sector as defined in Commission Delegated Regulation (EU) 2022/1288. 19 All metrics in this table follow ESRS definitions and consider all of AB InBev’s operations including all brewing operations, vertical operations and special operations. The estimated reduction on the company’s ambition to achieve Net Zero is equivalent to an 88% reduction versus a 2017 baseline. 20 The potential reduction estimates are forward-looking in nature and made by management on the basis of the information available to it, and the company may not achieve the goals and ambitions. Emissions reduction depends on a variety of factors and may be affected by foreseen and unforeseen current and future risks. 21 The type of contractual instruments used for the sale and purchase of energy generation or for unbundled energy include any type of contract between two parties for the sale and purchase of energy. This figure does not include small entities with an aggregated impact of less than 0.3% on the metric. 22 27.0% of reported Scope 3 GHG emissions are calculated using primary data obtained from suppliers or other value chain partners. The company follows the GHG Protocol Scope 3 value chain guidelines and uses an activity-based approach. Scope 3 emissions are estimated values derived from market-estimated factors, recycled content and available supplier information reported through the company’s Eclipse leadership program. The total percentage of Scope 3 emissions follows the SBTi guidelines as the company included 87% of its total Scope 3 GHG emissions when setting the SBTi target in 2018. The categories considered significant include: purchased goods and services, upstream transportation, emissions from fuel use not included in Scopes 1 and 2, downstream transportation, use of sold products (product cooling), and end of product life. 23 The company estimates that it emits 0.36 million metric tonnes of biogenic emissions related to Scope 1, which are not included in the reported Scope 1 GHG emissions figures. Scope 1 biogenic emissions related to brewing processes are excluded from the Scope 1 biogenic emissions figure. The company estimates that it emitted 0.01 million metric tonnes of biogenic emissions related to scope 2, which are included in the reported Scope 2 location-based GHG emissions figures and represent 0.5% of the reported figures. These figures are initial estimations as the company continues to evolve its methodology to include other process emissions. The company does not yet have an estimation for Scope 3 biogenic emissions. The company uses emissions factors from a mix of databases, sector guidelines and supplier-driven emissions factors. These include the Intergovernmental Panel on Climate Change, UK Department for Environment, Food & Rural Affairs, Ecoinvent, The Aluminum Association, Environmental Protection Agency, and International Energy Agency among others. AB INBEV - ANNUAL REPORT 2024 - 156

24 GHG Intensity per Net Revenue 2024 2023 % Total GHG emissions (location-based) per net revenue (metric tonnes CO eq/million USD) 416 457 -9% 2 Total GHG emissions (market-based) per net revenue (metric tonnes CO eq/million USD) 2 395 435 -9% Pollution In addition to GHG emissions, air pollutants from road transport in the company’s downstream value chain could have an adverse impact on the environment. The company strives to adhere to all applicable laws and regulations on air pollutants and does not have a target or policy specific to air pollution. In line with how the company manages GHG emissions from transport, the company works to reduce air pollution from transport in its value chain through network optimization, operational initiatives, and alternative fuel strategies. 2.3 Circular Economy and Resource Use AB InBev depends on secure sources of packaging materials for its products. Changes in the availability or price of raw materials and commodities could have an adverse effect on the company’s operations. The company aims to encourage circularity in its value chain by using recyclable packaging, upcycling waste materials, and expanding circular solutions, which may also contribute to a reduction in the requirement of virgin packaging materials for use in the company’s operations. AB InBev aims to address resource use and circular economy through global policies that apply to its direct operations and upstream value chain. The company’s Environmental Policy & Principles includes reducing emissions across its value chain, water stewardship, reducing waste, circular packaging, investing in sustainable agriculture and compliance with applicable environmental laws and regulations. This policy aims to promote a transition away from non-renewable resources towards renewable resources across the value chain. The company’s Global Responsible Sourcing Policy states that suppliers should commit to reducing the production of waste and implementing initiatives to measurably increase the recycled content and/or returnability of their products. The Global Responsible Sourcing Policy is primarily the responsibility of the Chief Supply Officer and is overseen by the procurement function. AB InBev’s Global Responsible Sourcing Principles for Farms seeks to promote the implementation of environmental management practices on farms. AB InBev aims to reduce packaging and the need for virgin materials through initiatives such as lightweighting that use package design and innovation capabilities to rethink packaging and distribution models. The company also works to improve recycling value chains to increase the availability of recycled content in the market and enable it to increase the amount of recycled content used across packaging types. In addition to recycling, the company promotes the recovery and reuse of its packaging and continues to support its returnable bottle volume and return rate. It works with local communities on programs as relevant. AB InBev has set a voluntary 2025 Circular Packaging Goal that 100% of its packaging will be in returnable formats or made from majority recycled content (more than 50%) by 2025. This goal applies globally to primary packaging, which represents more than 80% of AB InBev’s total packaging volumes by weight. While the company continues to work towards this goal across its operations, it faces challenges and may not achieve this goal by 2025 due to the availability of viable recycled content, which is highly dependent on local recycling supply chains and dynamic market conditions, especially for glass and PET packaging. In 2024, 89.8% of the company’s products were in returnable packaging or made from majority 2425 recycled content (more than 50%). AB InBev’s global product portfolio consists of aluminum cans, one-way glass, returnable glass, PET, and returnable kegs. In 2024, approximately 40.9% of the company’s global volume was sold in returnable glass bottles or in returnable kegs. 24 The revenue figure used to compute the GHG emissions intensity per net revenue can be found in note 5 of the Consolidated financial statements in this report. 25 The total percentage of products in returnable packaging or made from majority recycled content is calculated by the sum of the % volume in returnable packaging formats and the sum of the % volume in one-way primary packaging formats that contain greater than 50% recycled content. AB InBev collects total tonnage data including the percentage of tonnage from recycled content, by material and by supplier. For recycled content, the company aggregates across countries and zones to calculate a global percentage of recycled content by material. Data on recycled content percentage is provided by suppliers and tracked regularly. Packaging purchases are derived from AB InBev’s own procurement system. AB INBEV - ANNUAL REPORT 2024 - 157

AB InBev 2025 Circular Packaging 2017 2018 2019 2020 2021 2022 2023 2024 Goal % Returnable packaging 47.2% 44.1% 43.4% 38.2% 37.0% 40.3% 41.2% 40.9% % Recycled content in primary packaging Glass 36.8% 40.5% 44.3% 45.8% 45.8% 48.0% 48.3% 50.0% Cans 59.7% 58.9% 59.3% 58.1% 56.2% 56.7% 61.3% 63.1% PET 23.3% 17.5% 27.5% 31.6% 23.3% 36.5% 42.6% 41.2% AB InBev’s material resource inflows include: 1. Water. Refer to the Water section in these Sustainability statements for further details. 2. Main new primary packaging materials including one-way and returnable glass, aluminum cans, PET, and returnable kegs. The absolute weight of primary packaging materials was 6 million metric tonnes, of which 52.3% had reused or recycled components. 26 3. Agricultural crops including barley, corn, rice, and hops. The absolute weight of agricultural crops (biological materials) was 9 million metric tonnes. The company does not currently have a definition of sustainably sourced. Refer to the Agriculture and natural resources section of these Sustainability statements for information on policies and actions related to agriculture. In addition to beer, AB InBev’s material resource outflows include: 1. Primary packaging material, of which more than 99% is recyclable. Primary packaging is considered both an in- flow and an out-flow. 2. Brewery waste (including transport packaging waste and traditional facilities waste) and by-products (including spent grain and spent yeast). The company continues to voluntarily pursue 100% recycling rates in its operations globally, while complying with local laws and regulations. Waste and by-product streams relevant to the company’s operations mainly include spent grains from the brewing process, which make up the majority of the company’s brewery waste and by-products and are mainly used as animal feed. The total amount of waste and by-products not recycled in 2024 in the company’s own operations is 470 thousand metric tonnes or 5% of the total waste and by-products generated. The company does not have targets on 25 waste management.. 27 Non-hazardous Waste and By-Products Metrics (in thousand metric tonnes) 2024 Total diverted from disposal – reused 338 Total diverted from disposal – recycled 8,806 Total diverted from disposal – other recovery operation 43 Total Waste and By-Products Diverted from Disposal 9,187 Total directed to disposal – incineration 10 Total directed to disposal – landfill 69 Total directed to disposal – other disposal operation 10 Total Waste and By-Products Directed to Disposal 89 Total Waste and By-Products Generated in Own Operations 9,276 26 Barley, corn, rice, and hops are considered the most material agricultural inflows based on the percentage spend of total raw materials and the importance of the crop to beer production. 27 In calculating waste and by-products generated, the company obtained 98% of reported metrics from direct measurement and 2% from best estimates. The company does not generate radioactive waste. The total amount of hazardous waste it generates is immaterial. To ensure the avoidance of double counting, the company’s sites map the entire waste management process to ensure that reported waste and by-product volumes are not counted at multiple points, such as during transfer between sites or recycling. The company also trained relevant employees on waste reporting processes as they are defined by the ESRS. AB INBEV - ANNUAL REPORT 2024 - 158

2.4 Agriculture and Natural Ecosystems AB InBev depends on high-quality agricultural crops and water from healthy natural ecosystems to brew its beers, and it strives to protect and restore biodiversity through its work in watersheds and agriculture. With a value chain deeply rooted in the world’s natural ecosystems, the company aims to identify how to minimize its impact on nature while exploring opportunities to invest in nature-based solutions in agriculture and watershed restoration and conservation. A significant portion of the company’s operating expenses is related to raw materials and commodities. The supply and price of raw materials and commodities used to produce the company’s products can be affected by factors including the level of crop production around the world, extreme weather conditions, natural disasters, and others. The company’s Water Policies & Principles and Environmental Policy & Principles address its approach to biodiversity and natural ecosystems. See the Water and Climate sections in these Sustainability statements respectively for further details on the scope of these policies and for ambitions in these areas. AB InBev works toward more responsible sourcing in its direct agriculture programs by promoting sustainable agricultural practices such as building resilience through crop management, improved varieties, and risk mitigation tools, while also exploring how agriculture can be part of the solution to help reduce GHG emissions, protect watersheds and improve biodiversity. These practices may also support local economic development. For more information on the company’s 2025 Smart Agriculture Goal, see the Workers in the value chain section in these Sustainability statements. In 2024, AB InBev continued to implement its soil health framework, launched in 2020 in partnership with The Nature Conservancy, to provide a path for its agronomists and researchers to design and measure the impact of soil health, water, and biodiversity initiatives in the field. AB InBev operates in many ecosystems around the world. While AB InBev does not currently have a standalone biodiversity resilience analysis, transition plan, biodiversity target or policy, the company has been working actively on the topic through its 2025 Water Stewardship (see the Water section in these Sustainability statements) and Smart Agriculture Goals (see the Workers in the value chain section in these Sustainability statements). 2.5 Disclosures Pursuant to Article 8 of the EU Taxonomy Regulation Overview of the EU Taxonomy Regulation This section contains the EU Taxonomy disclosures required by Article 8 of Regulation 2020/852 (the EU Taxonomy Regulation). Article 9 of the EU Taxonomy Regulation identifies the following six environmental objectives: 1. climate change mitigation (CCM), 2. climate change adaptation (CCA), 3. the sustainable use and protection of water and marine resources, 4. the transition to a circular economy, 5. pollution prevention and control, and 6. the protection and restoration of biodiversity and ecosystems. The EU has published a catalog of economic activities that can be considered for these objectives (the Delegated Regulations). The company’s view is that its core economic activities related to producing and selling beer are not covered by the Delegated Regulations and consequently are not currently considered for Taxonomy purposes. For reporting in 2024, the proportion of Taxonomy-eligible and aligned economic activities in turnover, capital expenditure (Capex) and operating expenditure (Opex) must be disclosed. Application of the EU Taxonomy Regulation The amounts used for the calculation of the turnover, Capex and Opex ratios are based on the reported data in the Consolidated financial statements in this report. As none of the company’s revenue-generating activities are described currently in the Delegated Regulations, its EU Taxonomy-eligible turnover for 2024 is zero. For the same reason, the company does not report any Capex related to assets or processes associated with taxonomy-aligned economic activities or Capex that is part of a plan to expand taxonomy-aligned economic activities. Consequently, the company only reports Capex and related Opex resulting from the acquisition of products classified as taxonomy-eligible economic activities (and are not directly related to the company’s turnover-generating activities). As these activities are not tied directly to the company’s core revenue-generating activities, its current Taxonomy-eligible Capex and Opex ratios are by year-end 2024 AB INBEV - ANNUAL REPORT 2024 - 159

28 29 approximately 2% and 2% respectively. Eligible Capex and Opex mainly include installation and maintenance of energy efficiency equipment in the company’s operations (i.e., boilers, compressors), acquisition of buildings and warehouses, and water treatment installations. It is relevant to clarify that “non-eligibility” under the EU Taxonomy Regulation refers to the fact that the activities at present remain outside of the scope of the economic activities for which technical screening criteria have been developed under the Delegated Regulations. As such, non-eligible actives under the EU Taxonomy should not be interpreted as an indication of AB InBev’s sustainability performance or ambition. Additionally, the company would expect these key performance indicators to substantially increase if and when the specific economic activity “manufacturing of food products and beverages” is added to the Delegated Regulations. Using the guidance provided in the Regulation to screen the company’s Taxonomy-eligible activities, its current Taxonomy- 30 31 aligned Capex and Opex ratios are by year-end 2024 approximately 1% and 1% , respectively. For economic activities that have had the potential to substantially contribute to multiple environmental objectives, the company assigned climate change mitigation as the most relevant objective for these economic activities to avoid double counting. Local teams and project owners assessed the Substantial Contribution and Do No Significant Harm alignment criteria for individual projects using supplier documentation and other available information. Opex alignment was assumed to be the same as the related Capex alignment percentage. Compliance with minimum safeguards was assessed at the company level, using a two-dimensional assessment approach. Adequate processes have been implemented to prevent negative impacts and outcomes are monitored to check whether the company’s processes are effective. The detailed tables can be found in Appendix II, which is an integral part of these Sustainability statements. The company expects that the EU Taxonomy will continue to evolve, and the delegated acts will be integrated progressively, to include all the activities with the potential to contribute to the six environmental objectives. The company may revise the definitions used to derive alignment data, in response to these developments, as it continues to develop its understanding of the EU Taxonomy. Although these ratios do not currently concern AB InBev’s core activities, the company has analyzed the eligibility and alignment ratios. Capex and Opex for activities performed outside the EU were deemed in many cases not Taxonomy-aligned for this report. AB InBev does not engage in activities related to fossil gas and nuclear energy. Template 1 of Annex XII of Delegated Regulation (EU) 2021/2178 can be found in Appendix III, which is an integral part of these Sustainability statements. Current other activities and outlook on our potential for Taxonomy eligibility and alignment going forward AB InBev continues to explore ways to reduce its emissions through its commercial strategy and invest in the decarbonization of its operations and value chain as part of the company’s 2025 Climate Action Goal and ambition to achieve net zero by 2040. AB InBev will continue to assess its Taxonomy-eligible and -aligned activities considering the evolving legal framework of the EU Taxonomy Regulation and to further integrate the requirements of the EU Taxonomy framework in its business model and reporting policies and procedures once its revenue-generating activities are added in the Delegated Regulations. 3. Social Statements 3.1 Own Workforce With employees in more than 50 countries, AB InBev’s people represent various backgrounds from around the world. The company’s workforce-related impacts and risks were assessed in collaboration with its internal teams responsible for workforce management. The company seeks to attract and develop great people, and its ability to successfully recruit and retain talent contributes to employment, individual economic opportunities, and local economic development in its markets of operation. AB InBev’s strong corporate culture may contribute to a more engaged workforce. The company’s operations 28 The eligible Capex metric is defined as Taxonomy-eligible Capex (numerator) divided by the company’s total Capex (denominator). Total Capex includes additions to property, plant and equipment, intangible assets (excluding goodwill), and right-of-use assets, including additions resulting from business combinations. AB InBev’s total Capex can be reconciled to notes 13 and 15 of the Consolidated financial statements in this report. 29 The eligible Opex metric is defined as Taxonomy-eligible Opex (numerator) divided by the company’s total Opex (denominator). Total Opex consists of direct non-capitalized costs that relate to research and development, building renovation measures, short-term lease and maintenance and repair and can be found in various lines in the company’s income statement. 30 The aligned Capex metric is defined as Taxonomy-aligned Capex (numerator) divided by the company’s total Capex (denominator). 31 The aligned Opex metric is defined as Taxonomy-aligned Opex (numerator) divided by the company’s total Opex (denominator). AB INBEV - ANNUAL REPORT 2024 - 160 subject it and its employees working in certain roles and contexts to risks arising from labor practices, work conditions and employee safety, including road safety. As a signatory to the UN Global Compact, AB InBev is committed to business practices that respect human rights and that align with international standards of responsible business conduct including the International Bill of Human Rights and the International Labor Organization’s Declaration of the Fundamental Principles and Rights at Work. The company’s approach to human rights is based on the United Nations Guiding Principles on Business and Human Rights (UNGPs) and is outlined in its Global Human Rights Policy. The policy prohibits all forms of forced or compulsory labor; human trafficking, including arranging or facilitating the travel of another person with a view to that person being exploited; and the employment and exploitation of children within its facilities. This policy covers AB InBev employees and is periodically reviewed and modified. It is publicly available on the company’s website and the Chief Legal and Corporate Affairs Officer is responsible for its implementation. The company’s Anti-Harassment and Anti-Discrimination Policy aims to create a workplace free from all forms of harassment, including unfair discrimination, sexual harassment and sexual misconduct. This Policy defines discrimination and addresses inappropriate actions that are unwanted and unwelcome and/or which create an intimidating, offensive, or hostile work environment. The discrimination parameters defined by the policy include, but are not limited to, age, race, and physical or mental disability. The Chief Legal and Corporate Affairs Officer oversees this policy. Diversity and inclusion are further covered in the company’s Code of Business Conduct. For more information, see the Business conduct section in these Sustainability statements. To monitor, track and address potential risks and actual impacts related to its workforce, the company’s global Compliance Helpline is accessible worldwide, and offers employees and third parties direct access to AB InBev’s Ethics & Compliance team for reporting concerns. The Compliance Helpline is promoted to AB InBev’s employees through internal communications. Reported matters are assessed, remedied, and monitored on an individual basis. For more information, see the Business conduct section in these Sustainability statements. 32 The number of full-time equivalents (“FTE”) as of 31 December 2024 is approximately 144 thousand, representing a total headcount of approximately 151 thousand. The number of FTEs at the end of the reporting period for countries in which the company has employees representing at least 10% of its total number of employees is as follows: Brazil (28 thousand), China (18 thousand) and Mexico (27 thousand). The company had a 19% employee turnover rate and approximately 27 thousand employees left the company in 2024 as a result of voluntary and involuntary termination and contracts ending. AB InBev’s employees consist of various types of workers, including, but not limited to, brewery staff, sales and marketing teams, procurement and supply chain, corporate and administrative functions. AB InBev’s total FTEs at the end of the reporting period included approximately 133 thousand permanent employees, 6 thousand temporary employees and 5 thousand non-guaranteed hours employees. Of the company’s total employees, approximately 34 thousand have reported that they are female. For AB InBev’s employees by geography, refer to the Consolidated financial statements in this report. AB InBev's corporate culture revolves around 10 guiding principles which form the foundation of the company’s culture. These principles are integrated into people management, visually communicated, and reinforced through internal campaigns. The company assesses cultural performance at both individual and global levels ensuring continuous development of AB InBev's corporate culture. The company measures and analyzes its culture using specific processes, including its annual Engagement Survey. Engagement is part of the company’s talent retention strategy and its approach to managing associated risks and impacts. Within the company’s performance management processes and as part of its due diligence, the annual Engagement Survey is shared with all active employees to monitor engagement. The Survey objectively assesses employee experience to inform engagement strategy and initiatives managed at a local level. In 2024, the company’s annual Engagement Score was 89%. It includes feedback on rewards, recognition, well-being, belonging and comfort level reporting potential unethical behavior or other complaints without fear of retaliation. AB InBev’s Chief People Officer oversees engagement. In 2024, the company conducted an adequate wage review and concluded that all employees were being paid adequate 33 wages, as defined by country benchmarks . 32 Full-time equivalent (“FTE”) is a standardized measure representing the total number of employees adjusted for time allocation. The difference between reported figures for headcount and FTEs is driven mainly by part-time workers. 33 For non-EEA countries, the company used the established adequate/living wages as benchmarks. For countries with no established adequate/living wages, the company used minimum wages as benchmarks. For EEA countries, the company used Directive (EU) 2022/2041 on adequate minimum wages in the European Union as benchmarks. AB INBEV - ANNUAL REPORT 2024 - 161

26 The table below presents gender demographic metrics among the company’s employees for 2024 and 2023: 34 Gender Demographic Metrics 2024 2023 Number (headcount) of women in senior leadership 35 35 Percent of women in senior leadership 15% 14% Number (headcount) of women in senior management 727 722 Percent of women in senior management 29% 29% AB InBev works to achieve high standards of occupational safety throughout the organization and throughout its value chain, as articulated in the company’s Global Health and Safety Policy. The policy is available on the company’s website and covers all employees and contractors and others working on the company’s behalf. Safety is embedded in the company’s management systems, which cover 100% of its employees. The Chief Supply Officer is responsible for this policy. The company’s approach to safety focuses on mitigation. Based on safety data, the company develops and executes programs on process safety management, road safety and violence prevention. The company’s global program, SAFE Together, supports its teams to make safer decisions by promoting ownership and communication. It provides training on hazard recognition to drive continuous improvement. Workplace safety is also addressed in the company’s annual Engagement Survey. 35 27 As of the year ended 31 December 2024 , safety metrics included the following: 36 Safety Metrics 2024 Total Recordable Injuries (TRIs) of employees 645 Lost Time Injuries (LTIs) of employees 366 Fatalities of employees 3 Fatalities of other workers working on our sites 2 The rate of Total Recordable Injuries, including fatalities for employees, was 2.35 per 1 million hours worked. 3.2 Workers in the Value Chain Workers in AB InBev’s value chain represent various backgrounds. See the value chain description in the General statements in these Sustainability statements for a description of the types of workers in AB InBev’s value chain. As a global business with extended, local value chains, AB InBev recognizes that human rights impacts can arise in any country. A substantial proportion of the company’s operations are carried out in developing markets, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Ghana, Guatemala, Honduras, India, Lesotho, Mexico, Mozambique, Namibia, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia. The company’s operations and value chain in these markets are subject to risks and impacts frequently associated with operating in developing countries, which include human rights concerns like forced or child labor. The company’s value chain may subject workers in certain roles and contexts to risks arising from labor practices, work conditions and employee safety. Employment opportunities at the company and in its value chain may contribute to economic opportunities for local workers and businesses. AB InBev’s operations also subject the company to risks arising from labor practices, work conditions and employee health and safety. Negative publicity and campaigns, actions or statements by activists or other public figures, warranted or not, connecting the company, its supply chain, or its business partners with actual or perceived workplace and human rights issues could adversely impact the company’s reputation. The company has adopted policies making commitments to respect human rights. Allegations, even if untrue, that the company is not respecting its commitments, or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, could negatively affect the company’s reputation and the image and reputation of its brands and may adversely affect its business. Global, regional, and local economic challenges and uncertainty may adversely affect demand for the company’s products. 34 Senior leadership is defined as employees responsible for vision, long-term goals, functional oversight and department-wide or region-wide objectives. Senior management is defined as senior leadership and employees responsible for tactical and operational management at the department or function level. 36 Lost Time Injuries (LTIs) are defined as occupational injuries resulting in more than one-day absence from work. Total Recordable Injuries (TRIs) are defined as LTIs + modified duty injuries + medical treatment injuries. AB INBEV - ANNUAL REPORT 2024 - 162

AB InBev’s Global Human Rights Policy outlines the company’s approach and commitment to respecting human rights across its operations and value chain. For more information on AB InBev’s Global Human Rights Policy, refer to the Own workforce section in these Sustainability statements. The company’s Global Responsible Sourcing Policy outlines its approach and commitment to respecting human rights, labor standards, health and safety, and business integrity across its supply chain and addresses human trafficking, forced labor and child labor. AB InBev is committed to working with suppliers, vendors, agents, and contractors who share these values. The company expects its business partners to ensure that their employees, temporary and contract workers, and parties involved in their own supply chain also comply with this policy. The policy has been translated into local languages, communicated to vendors during contracting and included in certain contract clauses. The Chief Supply Officer oversees implementation of this policy. Respect for human rights is expected to be embedded across functions as well as global and local teams. At the global level, the company’s Global Compliance Committee is responsible for ensuring compliance with its policies. Legal and compliance teams can include representatives from different functions to identify human rights impacts on a local level. Due diligence is a key enabler of the company’s approach for compliance with its policies and its commitment to responsible business practices. The company’s due diligence includes efforts to identify, prevent and mitigate potential risks or issues, as well as periodic engagement with value chain workers or credible proxies. AB InBev’s value chain consists of various types of workers, including, but not limited to, farmers, factory workers, brand promoters, professional services staff and logistics personnel. Refer to the General statements in these Sustainability statements for more detail on the company’s engagement with value chain workers. Additionally, the company’s procurement management system supports the risk management process, which includes screening of suppliers. The company conducts deeper due diligence for suppliers identified as potentially high risk through its screening processes. This due diligence is based on the Sedex Members Ethical Trade Audit (SMETA) methodology, which uses a combination of site-level assessment questionnaires, onsite audits and independent third-party interviews directly with workers. The due diligence process is designed to provide the company with insight into the issues in its value chain and enables it to take action and monitor cases as appropriate. The company’s Chief Sustainability Officer and Chief Procurement Officer routinely review the due diligence outcomes. The Global Responsible Sourcing Policy is intended to encourage workers in the value chain to raise concerns through their employers’ grievance mechanisms, while also requiring suppliers to ensure that their workers are aware of the mechanisms and how concerns are handled. Under the policy, suppliers must notify AB InBev of any reports of violations to the Global Responsible Sourcing Policy. In addition, AB InBev’s Compliance Helpline is open for all stakeholders to raise concerns. AB InBev does not directly oversee suppliers’ grievance mechanisms, but a review of suppliers’ grievance mechanisms is part of the supplier due diligence process. Refer to the Business conduct section in these Sustainability statements for information about the company’s policy to protect against retaliation for individuals that use channels to raise concerns and the Code of Business Conduct. The company seeks to promote growth and improved livelihoods in communities across its value chain through programs that are designed to support digital, financial and social inclusion. The company’s e-commerce platform, BEES, aims to make retailers’ businesses more profitable and manageable while strengthening AB InBev’s own value proposition and optimizing its business. BEES is active in 28 markets offering assistance to retailers in accessing financial services, developing business skills and uncovering valuable business insights. Agriculture is a focus area for action related to responsible sourcing and human rights. The company aims to take a farmer- centric approach with respect to agriculture workers in the company’s value chain. In addition to the Global Responsible Sourcing Policy, the company’s Responsible Sourcing Principles for Farms provides additional principles to apply across 37 a broad range of agricultural contexts, as it works with and engages with more than 20 thousand direct farmers , ranging from large commercial farmers to smallholder farmers. It also uses direct and local connections with farmers, secured through agronomists and researchers on the ground, to support training and upskilling farmers in its value chain and to work toward its Smart Agriculture Goal that 100% of its direct farmers will be Skilled, Connected and Financially Empowered by 2025. In 2024, 100% of direct farmers in the company’s value chain were Skilled, Connected, and Financially Empowered. 37 A direct farmer is a farmer with whom AB InBev has a direct sourcing relationship for a priority crop through a contract between AB InBev and the farmer or between AB InBev and a third party on behalf of the farmer. AB INBEV - ANNUAL REPORT 2024 - 163

38 AB InBev 2025 Smart Agriculture Goal 2019 2020 2021 2022 2023 2024 Direct Farmers Skilled, Connected and Financially Empowered Skilled 49% 75% 74% 89% 95% 100% Connected 44% 57% 64% 72% 92% 100% Financially Empowered 34% 59% 68% 72% 86% 100% 3.3 Consumers and End Users Responsible Drinking & Moderation Beer is part of celebrating life’s moments throughout the world. It is brewed locally with simple ingredients, and a driver of economies and jobs. Consuming beer responsibly has been part of culture and sociability for thousands of years. As consumers are increasingly embracing moderation as part of their balanced lifestyles, beer is well-suited to meet their needs. As the world’s leading brewer, the company is committed to promoting moderation and responsible drinking. In recent years, public and political attention has been directed at the soft drinks and alcohol beverage industries globally. Concerns about the health consequences of consuming alcohol beverages and increased activity from activist groups, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally or negatively impact investor perception, which could adversely affect the company, its marketers, distributors and customers. AB InBev remains committed to promoting moderation through its Smart Drinking initiatives. Nevertheless, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to promote moderation. AB InBev continues to monitor the evolving global policy framework so that the distinct role beer plays in a society that values both moderation and personal choice continues to be recognized. AB InBev’s marketing efforts, along with those within its downstream value chain, are subject to restrictions on the permissible advertising style, media channels and messages used. Any additional local restrictions, or the introduction of similar restrictions in other countries, may constrain the company’s marketing activities the popularity of its brands. Research indicates that individual patterns of consumption may be improved by reminding consumers that moderation and control are the group norms. Through social norms marketing, the company aims to improve consumption patterns by promoting social norms that produce positive outcomes. By expanding its portfolio of no-alcohol and lower-alcohol products to give consumers balanced choices, the company seeks to enable moderation and responsible drinking worldwide. AB InBev’s Responsible Marketing and Communications Code (RMCC) sets the standards for its marketing and commercial communication worldwide to ensure that commercial communications are aimed only at individuals above the legal drinking age and are carried out responsibly. The company’s marketers, distributors and customers share similar impacts and are subject to the same legal drinking age requirements. As a result, employees and the company’s relevant contractors and agencies are trained periodically in matters related to the RMCC. The RMCC applies to all consumers. The Chief Legal and Corporate Affairs Officer and the Chief Marketing Officer are responsible for implementing the RMCC which is both available on the company’s website and shared with all employees. Consumers and end users are also covered by the company’s Global Human Rights policy. Refer to the Own workforce section in these Sustainability statements for further details on this policy. Refer to the Business conduct section in these Sustainability statements for further detail on the company’s Whistleblower Policy. AB InBev engages with consumers and end users through its marketing practices at various stages and frequencies, and input is reflected in the relevant strategies. When it comes to responsible drinking and moderation, AB InBev focuses on four areas: • Social Norms Marketing: The company’s social norms marketing aims to use peer information to encourage moderate consumption. By informing consumers of the fact that the majority of those who consume alcohol do so in moderation, the company seeks to drive positive behavioral change and reinforce social expectations that those who drink should do so responsibly. AB InBev’s social norms efforts include investments in campaigns and programs, the RMCC, and alignment with the International Alliance for Responsible Drinking’s International Digital Guiding Principles. The company has invested more than 1 billion USD in dedicated social marketing campaigns and related programs since 2016. 38 A Skilled farmer: (i) has access to an approved variety; (ii) has access to a crop protocol; and (iii) has access to technical advice based on crop protocol through at least two engagements per year. A Connected farmer: receives insights from a digital platform (commercial farmers) or at least three digital communications during the year on market, weather or agronomic advice (smallholder farmers). A Financially Empowered farmer: has access to appropriate cost sharing or risk mitigation tools (commercial farmers) or receives financial training annually and has access to an appropriate financial product or solution (smallholder farmers). AB INBEV - ANNUAL REPORT 2024 - 164

• Programs: AB InBev focuses on programs grounded in evidence-based interventions, such as responsible beverage service training, screenings and brief interventions designed as preventive measures during outpatient and wellness visits, and road safety initiatives aiming to help governments improve their road safety management systems. Tracking and assessment of these programs is managed at a local level. In partnership with local experts, governments and the AB InBev Foundation, AB InBev supported 33 programs across 20 countries using these evidence-based techniques in 2024. • Providing balanced choices in the product portfolio: In 2015, AB InBev led the industry by setting a goal to expand its no- and low-alcohol beer volume to represent 20% of its global beer volume by the end of 2025. In 39 2024, 6.3% of the company’s global beer volume was less than 3.5% alcohol by volume (ABV). Although AB InBev has been striving to meet this goal, the company believes it will not reach the 20% goal by 2025. In 2024, products at 4.5% ABV or below represented 50.8% of the company’s portfolio. The company has also been innovating its brewing process with advancements that allow it to rapidly scale non-alcohol offerings with superior taste. • Labeling: As part of AB InBev’s voluntary guidance labeling initiative, the company continues to include smart drinking label designs on primary product packaging in many countries where there is currently no legal mandate for legal warnings to provide actionable advice to consumers. In addition, the company’s product labeling includes information for consumers, such as alcohol content and, where required, health warnings. It also includes information related to specific groups which may be more vulnerable to alcohol-related risks, such as pregnant women. Product Quality AB InBev’s passion for beer transfers to its uncompromising commitment to quality so that its consumers enjoy the freshest, best-tasting beers. AB InBev follows a comprehensive quality management system at its breweries and facilities to maintain product safety and extends these standards to its suppliers as well. If any products are defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities, which could adversely impact its business, reputation, and performance. If consumers have any questions, comments, or issues, they may call the company’s toll-free customer service number printed on its packaging and speak to a company representative. In 2024, 100% of AB InBev’s sites were internally audited and 51% of these sites were externally audited against the BRC Global Standard Food Safety requirements. The company also experienced an 18.7% year-over-year reduction in consumer complaints from 2023 to 2024. Consumer complaints are resolved on a case-by-case basis through management systems. 4. Governance Statements 4.1 Business Conduct As the world’s leading brewer, AB InBev operates in countries that have a broad range of cultures and business practices. While the company is committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to its business, there is a risk that management or employees may take actions that violate applicable laws and regulations, including those related to anticorruption. If AB InBev does not successfully comply with applicable laws, regulations, and trade restrictions, it could become subject to fines, penalties, or other regulatory sanctions, as well as adverse reputational impacts. For a discussion of AB InBev’s material contingencies, see note 29 to the Consolidated financial statements in this report. In addition, regulators in various jurisdictions have increasing attention on environmental, social, and other sustainability issues, and have adopted or proposed laws, regulations and policies that continue to expand, evolve, and in some cases, diverge on these topics, including those related to sustainability disclosures that may expand the nature, scope and complexity of matters that AB InBev is required to control, assess and report. As a result, the company may be subject to additional compliance risk. The company is exposed to developing market risks, including political instability or insurrection, financial risks, foreign exchange risks, political and economic changes, actions of governmental authorities affecting trade and foreign investment including global tariffs, interpretation and application of local laws and regulations, local labor conditions and regulations, lack of upkeep of public infrastructure, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, 39 The global beer volume is based on global beer products sold in 2024. AB INBEV - ANNUAL REPORT 2024 - 165 crime and lack of law enforcement. These various factors could adversely impact AB InBev’s business, results of operations and financial condition. The company’s inability to satisfy the changing requirements, demands and expectations of a wide range of stakeholders, including regulators, investors, customers, suppliers, and local communities, could increase the company’s risks and liabilities, damage the company’s reputation or the image and reputation of its brands, and have negative effects on the business and profitability. Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners and consumer perception of the company’s response to sustainability, political and social issues, whether warranted or not, could damage the company’s reputation and may decrease demand for the company’s products. The company’s Code of Business Conduct is a practical guide to living its principles and values every day. AB InBev’s Code of Business Conduct (Code) contains ethical principles designed to align with the International Labor Organization (ILO) Standards and includes policies that define employees’ responsibilities and expected behavior, addressing key risk areas such as anti-corruption, human rights, safety of workers, human trafficking, use of forced or child labor, digital ethics and data privacy, harassment and discrimination, and conflict of interest. AB InBev works to manage suppliers’ compliance with the Code’s ethical principles on corruption and bribery as part of its due diligence and risk assessment process for suppliers. The company works to screen new suppliers to categorize corruption and bribery risk level based on likelihood of interacting with public officials and other factors. Vendors are then screened at a regular cadence with more frequent due diligence review on high-risk suppliers to ensure compliance with the Code of Conduct. For more information on AB InBev’s approach to supplier relationships and due diligence, refer to the Workers in the value chain section in these Sustainability statements. Through its Global Whistleblower Policy, AB InBev encourages colleagues to raise any concerns. The company has a zero-tolerance policy towards any threatened or actual retaliation against any persons, who, in good faith, raise concerns or participate in an investigation. Any concerns with respect to potential violations of the company’s Code, policies and applicable laws or regulations, can be reported through the company’s Compliance Helpline. The Helpline is a secure means of reporting and is available 24/7 for both internal and external users. Reports can be filed in different languages, and if desired and permitted by local law, anonymously. Reports are reviewed by the Ethics & Compliance team, in line with its Investigation Guidelines that govern the company’s investigation process. Escalation and recusal rules are embedded into the company’s process to avoid conflicts of interest. Important matters and the outcomes of investigations are periodically reported to the Global Compliance Committee comprising senior management, AB InBev’s Board of Directors and Audit Committee as needed. AB InBev annually launches a series of mandatory training modules overseen by the Ethics & Compliance team to educate the workforce on its Code and key policies. In 2024, the company conducted global training on topics such as the Code of Business Conduct (including Conflict of Interest, Anti-Corruption, Anti-Harassment and Anti-Discrimination, and Ways of Reporting), AB InBev Social Issues and Brand Packaging Customization, Code of Dealing, Data Security, External Speaking and Social Media, and the Responsible Marketing and Communication Code. The annual compliance training package includes a mandatory attestation. The Anti-Corruption module specifically reinforces the company’s zero- tolerance policy toward bribery and corruption and emphasizes the importance of third-party due diligence. Over 54 thousand employees from all functions of the organization completed the trainings online including the full senior leadership 40 team. Policies are also available to employees in multiple languages online and communicated to employees periodically. In 2024, employee onboarding training for full-time employees included the Code of Business Conduct, AB InBev Social Issues and Brand Customization, Anti-Corruption, Anti-Harassment, Anti-Money Laundering and International Trade Compliance, Antitrust, Conflict of Interest, Digital Ethics, External Speaking and Social Media, and Human Rights. The Board receives ad hoc trainings on compliance matters as relevant. To support employees on the application and interpretation of the company’s policies, AB InBev provides employees with direct access to the Ethics & Compliance team through the Compliance Helpline to seek guidance, request approvals related to certain compliance matters, or report concerns. All submissions undergo comprehensive review by specialized teams. Global and local teams follow up on reports based on guidelines and action plans. 40 Trainings are mandatory for 100% of employees except for those on leave or employed in certain jurisdictions that require different trainings. AB INBEV - ANNUAL REPORT 2024 - 166

5. Assurance Report LIMITED ASSURANCE REPORT OF THE STATUTORY AUDITOR TO THE GENERAL SHAREHOLDERS’ MEETING ON THE CONSOLIDATED SUSTAINABILITY STATEMENTS OF ANHEUSER-BUSCH INBEV NV/SA FOR THE ACCOUNTING YEAR ENDED ON 31 DECEMBER 2024 We present to you our statutory auditor’s report in the context of our legal limited assurance engagement on the consolidated sustainability statements of Anheuser-Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). The consolidated sustainability statements of the Group are included in section “Sustainability statements” of the annual report on 31 December 2024 and for the year then ended (hereafter the “consolidated Sustainability statements”). We have been appointed by the general meeting d.d. 24 April 2024, following the proposal formulated by the board of directors and following the recommendation of the audit committee to perform a limited assurance engagement on the consolidated Sustainability statements of the Group. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2024. This is the first year that we have performed our assurance engagement on the consolidated Sustainability statements. Limited assurance conclusion We have conducted a limited assurance engagement on the consolidated Sustainability statements of the Group. Based on the procedures we have performed and the assurance evidence we have obtained, nothing has come to our attention that causes us to believe that the consolidated Sustainability statements of the Group, in all material respects: ● has not been prepared in accordance with the requirements of article 3:32/2 of the Companies’ and Associations’ Code, including compliance with the applicable European Sustainability Reporting Standards (ESRS); ● is not in accordance with the process (the “Process”) carried out by the Group, as disclosed in note “General statements” to identify the information reported in the consolidated Sustainability statements on the basis of ESRS; and ● does not comply with the requirements of article 8 of EU Regulation 2020/852 (the “Taxonomy Regulation”) disclosed in note “Climate” within the environmental section of the annual report. Basis for conclusion We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information (“ISAE 3000 (Revised)”), as applicable in Belgium. Our responsibilities under this standard are further described in the “Statutory auditor’s responsibilities for the limited assurance of the consolidated Sustainability statements” section of our report. We have complied with all ethical requirements that are relevant to assurance engagements of sustainability statements in Belgium, including those related to independence. We apply International Standard on Quality Management 1 (ISQM 1), which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our limited assurance engagement. We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. AB INBEV - ANNUAL REPORT 2024 - 167

Other matter The scope of our work is limited to our limited assurance engagement regarding the consolidated sustainability information of the Group. Our limited assurance engagement does not extend to information related to the comparative figures included in the consolidated Sustainability statements. Responsibilities of the board of directors relating to the preparation of the consolidated Sustainability statements The board of directors is responsible for designing and implementing a Process and for disclosing this Process in note “General statements” of the consolidated Sustainability statements. This responsibility includes: ● understanding the context in which the activities and business relationships of the Group take place and developing an understanding of its affected stakeholders; ● the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect the Group’s financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long- term; ● the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and ● making assumptions that are reasonable in the circumstances. The board of directors is further responsible for the preparation of the consolidated Sustainability statements, which includes the information established by the Process: ● in accordance with the requirements referred to in article 3:32/2 of the Companies’ and Associations’ Code, including the applicable European Sustainability Reporting Standards (ESRS); and ● in compliance with the requirements of article 8 of EU Regulation 2020/852 (the “Taxonomy Regulation”) disclosed in subsection “Climate” of the annual report related to the environmental section; This responsibility comprises: ● designing, implementing and maintaining such internal control that the board of directors determines is necessary to enable the preparation of the consolidated Sustainability statements that is free from material misstatement, whether due to fraud or error; and ● the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances. Those charged with governance are responsible for overseeing the Group’s sustainability reporting process. Inherent limitations in preparing the consolidated Sustainability statements In reporting forward-looking information in accordance with ESRS, the board of directors is required to prepare the forward- looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected and the deviation from that can be of material importance. Responsibilities of the statutory auditor on the limited assurance engagement on the consolidated Sustainability statements Our responsibility is to plan and perform the assurance engagement with the aim of obtaining a limited level of assurance about whether the consolidated Sustainability statements contain no material misstatements, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the consolidated Sustainability statements. As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), as applicable in Belgium, we apply professional judgment and maintain professional skepticism throughout the engagement. The work performed in an engagement aimed at obtaining a limited level of assurance, for which we refer to the section Summary of Work Performed, is less in scope than in an engagement aimed at obtaining a reasonable level of assurance. Therefore, we do not express an opinion with a reasonable level of assurance as part of this engagement. As the forward-looking information in the consolidated Sustainability statements and the assumptions on which it is based, are future related, they may be affected by events that may occur in the future and possible future actions by the Group. Actual outcomes are likely to be different from the assumptions, as the anticipated events frequently do not occur as expected, and the deviation from that can be of material importance. Therefore, our conclusion does not provide assurance AB INBEV - ANNUAL REPORT 2024 - 168 that the reported actual outcomes will correspond with those included in the forward-looking information in the consolidated sustainability statement. Our responsibilities regarding the consolidated Sustainability statements, with respect to the Process, include: ● obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process; and ● designing and performing work to evaluate whether the Process is consistent with the description of the Process by the Group, as set out in the note “General statements” in the consolidated Sustainability statements. Our other responsibilities regarding the consolidated Sustainability statements include: ● acquiring an understanding of the entity's control environment, the relevant processes, and information systems for preparing the sustainability information, but without assessing the design of specific control activities, obtaining supporting information about their implementation, or testing the effective operation of the established internal control measures; ● identifying where material misstatements are likely to arise, whether due to fraud or error, in the consolidated Sustainability statements; and ● designing and performing procedures responsive to where material misstatements are likely to arise in the consolidated Sustainability statements. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Summary of the work performed A limited assurance engagement involves performing procedures to obtain evidence about the consolidated Sustainability statements. The procedures carried out in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. The nature, timing, and extent of procedures selected depend on professional judgment, including the identification of areas where material misstatements are likely to arise in the consolidated Sustainability statements, whether due to fraud or errors. In conducting our limited assurance engagement with respect to the Process, we have: ● obtained an understanding of the Process by: ○ performing inquiries to understand the sources of the information used by management (e.g., stakeholder engagement, business plans and strategy documents); and ○ reviewing the Group’s internal documentation relating to its Process. ● evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Group was consistent with the description of the Process set out in note “General statements” in the consolidated Sustainability statements. In conducting our limited assurance engagement, with respect to the consolidated Sustainability statements, we have: ● obtained an understanding of the Group’s reporting processes relevant to the preparation of its consolidated Sustainability statements by obtaining an understanding of the Group’s control environment, processes and information system relevant to the preparation of the consolidated Sustainability statements, but not for the purpose of providing a conclusion on the effectiveness of the Group’s internal control; ● evaluated whether the information identified by the Process is included in the consolidated Sustainability statements; ● evaluated whether the structure and the presentation of the consolidated Sustainability statements is in accordance with the ESRS; ● performed inquiries of relevant personnel and analytical procedures on selected information in the consolidated Sustainability statements; ● performed substantive assurance procedures on selected information in the consolidated Sustainability statements; ● evaluated the methods/assumptions for developing estimates and forward-looking information as described in the section 'Responsibilities of the statutory auditor on the limited assurance engagement on the consolidated Sustainability statements'; AB INBEV - ANNUAL REPORT 2024 - 169

● obtained an understanding of the Group’s process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the consolidated Sustainability statements. Statement related to independence Our registered audit firm and our network did not provide services which are incompatible with the limited assurance engagement, and our registered audit firm remained independent of the Group in the course of our mandate. Diegem, 25 February 2025 The statutory auditor PwC Bedrijfsrevisoren BV / Reviseurs d'Entreprises SRL Represented by Peter D'hondt* Bedrijfsrevisor/Réviseur d'entreprises *Acting on behalf of Peter D’hondt BV AB INBEV - ANNUAL REPORT 2024 - 170

Appendix I: ESRS Reference Table Material Topic ESRS Disclosure Description Page Other EU Legislation 41 Disclosure # (if applicable) General Statements All BP-1 General basis for preparation of the sustainability statement 145 All BP-2 Disclosures on specific circumstances 149 All GOV-1 Administrative, management and supervisory bodies 145 ESRS 2 GOV-1 21(d): 1; 3 ESRS 2 GOV-1 21(e): 3 All GOV-2 Information provided to and sustainability matters addressed by the undertaking’s administrative, management and 145 supervisory bodies All GOV-3 Integration of sustainability-related performance in incentive schemes 145 All GOV-4 Statement on due diligence 146 ESRS 2 GOV-4: 1 All GOV-5 Risk management and internal controls over sustainability reporting 146 All SBM-1 Sustainability-related strategy, business model and value chain 146 All SBM-2 Interests and views of stakeholders and stakeholder engagement 146 All SBM-3 Overview of material impacts, risks and opportunities and their interaction with strategy and business model 148 All IRO-1 Description of the processes to identify and assess material impacts, risks and opportunities through the Double Materiality 148 Assessment All IRO-1 Description of how assets have been screened 148 All IRO-2 Disclosure Requirements in ESRS covered by the undertaking’s sustainability statements 171 41 This column contains the material disclosures as listed in Appendix B of ESRS 2. Any excluded disclosure requirements and related datapoints in Appendix B are considered not material. The regulations in Appendix B are referenced as follows. 1: SFDR; 2: Pillar 3; 3: Benchmark Regulation; 4: EU Climate Law. AB INBEV - ANNUAL REPORT 2024 - 171

Material Topic ESRS Disclosure Description Page Other EU Legislation 41 Disclosure # (if applicable) Environmental Statements: Climate Climate SBM-3 Material impacts, risks and opportunities related to Climate and their interaction with strategy and business model 151 Climate SBM-3 Resilience analysis and related details 152 Climate IRO-1 Process related to impacts on climate change 152 Climate E1-1 Transition plan for climate change mitigation and related metrics 154 E1-1 14: 4 Climate E1-1 Undertakings excluded from Paris-aligned Benchmarks 155 E1-1 16(g): 2; 3 Climate E1-2 Policies related to climate change mitigation and adaptation 151 Climate E1-3 Actions and resources in relation to climate change policies including decarbonization levers, potential outcomes, and 154 CapEx and OpEx required to implement related to regulation (EU) 2021/2178 Climate E1-4 Targets and progress related to climate change mitigation and adaptation 155 E1-4 34: 1; 2; 3 Climate E1-5 Energy consumption and mix 155 E1-5 37, 38, 40-43: 1 Climate E1-6 Gross Scope 1, 2, 3 and Total GHG emissions 156 E1-6 44: 1; 2; 3 Climate E1-6 Gross GHG emissions intensity 156 E1-6 53-55: 1; 2; 3 Agriculture & SBM-3 Material impacts, risks and opportunities related to Pollution and their interaction with strategy and business model 157 Natural Ecosystems Agriculture & E2-1 Pollution-related policies 157 Natural Ecosystems Agriculture & E2-2 Pollution-related actions and resources 157 Natural Ecosystems Agriculture & E2-3 Pollution-related targets 157 Natural Ecosystems Environmental Statements: Water Water SBM-3 Material impacts, risks and opportunities related to Water and their interaction with strategy and business model 150 Water E3-1 Policies addressing impacts, risks and opportunities related to water 150 E3-1 9, 13: 1 Water E3-2 Water-related actions and resources 150 Water E3-3 Water-related targets 150 Water E3-4 Water consumption and related metrics 151 E3-4 28(c), 29: 1 41 This column contains the material disclosures as listed in Appendix B of ESRS 2. Any excluded disclosure requirements and related datapoints in Appendix B are considered not material. The regulations in Appendix B are referenced as follows. 1: SFDR; 2: Pillar 3; 3: Benchmark Regulation; 4: EU Climate Law. AB INBEV - ANNUAL REPORT 2024 - 172

Material Topic ESRS Disclosure Description Page Other EU Legislation 41 Disclosure # (if applicable) Environmental Statements: Agriculture and Natural Ecosystems Agriculture & SBM-3 Material impacts, risks and opportunities related to Agriculture & Natural Ecosystems and their interaction with strategy 159 ESRS 2 – SBM-3, E4 16(a) Natural and business model (b) (c): 1 Ecosystems Agriculture & E4-1 Consideration of biodiversity in strategy and business model 159 Natural Ecosystems Agriculture & E4-2 Biodiversity and ecosystems-related policies 159 Natural Ecosystems Agriculture & E4-3 Biodiversity and ecosystems actions and resources 159 Natural Ecosystems Agriculture & E4-4 Biodiversity and ecosystems-related targets 159 Natural Ecosystems Responsible - Sourcing practices 159 Sourcing Environmental Statements: Circular economy and resource use Circular SBM-3 Material impacts, risks and opportunities related to circular economy and resource use and their interaction with strategy 157 Economy and business model Circular E5-1 Circular economy and resource use-related policies 157 Economy Circular E5-2 Circular economy and resources use-related actions 157 Economy Circular E5-3 Circular economy and resource use-related targets 157 Economy Circular E5-4 Material resource inflows 158 Economy Circular E5-5 Material resource outflows 158 E5-5 37(d): 1 Economy 41 This column contains the material disclosures as listed in Appendix B of ESRS 2. Any excluded disclosure requirements and related datapoints in Appendix B are considered not material. The regulations in Appendix B are referenced as follows. 1: SFDR; 2: Pillar 3; 3: Benchmark Regulation; 4: EU Climate Law. AB INBEV - ANNUAL REPORT 2024 - 173

Material Topic ESRS Disclosure Description Page Other EU Legislation 41 Disclosure # (if applicable) Social Statements: Own Workforce Our People SBM-3 Material impacts, risks and opportunities related to own workforce and their interaction with strategy and business model 160 Our People S1-1 Own workforce-related processes 161 S1-1 20, 22 23: 1 S1-1 21: 3 Our People S1-2 Own workforce engagement 161 Our People S1-3 Remediation processes and channels for own workforce to raise concerns 161 S1-3 32(c): 1 Our People S1-4 Own workforce-related actions 161 Our People S1-6 Employee characteristics 161 Our People S1-9 Gender metrics 161 Our People S1-10 Adequate wage 161 Our People S1-14 Safety metrics 162 S1-14 88(b)(c): 1; 3 Our People G1-1 Corporate Culture 161 Local Economic - Employment 160 Development Social Statements: Workers in the Value Chain Human Rights SBM-3 Material impacts, risks and opportunities related to value chain workers and their interaction with strategy and business 162 SBM3-S2 11(b): 1 & Fair Labor model Practices Human Rights S2-1 Value chain workers-related policies 163 S2-1 17, 18: 1 & Fair Labor S2-1 19: 1; 3 Practices Human Rights S2-2 Value chain workers-related engagement 163 & Fair Labor Practices Human Rights S2-3 Remediation processes and channels for value chain workers to raise concerns 163 & Fair Labor Practices Human Rights S2-4 Value chain workers-related actions 163 & Fair Labor Practices Human Rights S2-5 Value chain workers-related targets 163 & Fair Labor Practices; Local Economic Development; Responsible Sourcing 41 This column contains the material disclosures as listed in Appendix B of ESRS 2. Any excluded disclosure requirements and related datapoints in Appendix B are considered not material. The regulations in Appendix B are referenced as follows. 1: SFDR; 2: Pillar 3; 3: Benchmark Regulation; 4: EU Climate Law. AB INBEV - ANNUAL REPORT 2024 - 174

Material Topic ESRS Disclosure Description Page Other EU Legislation 41 Disclosure # (if applicable) Social Statements: Consumers and end users Responsible SBM-3 Material impacts, risks and opportunities related to consumers and end users and their interaction with strategy and 164 Drinking & business model Moderation; Product Quality Responsible S4-1 Consumers and end users-related policies 164 S4-1 16: 1 Drinking & S4-1 17: 1; 3 Moderation Responsible S4-2 Consumers and end users-related engagement 164 Drinking & Moderation Responsible S4-3 Remediation processes and channels for consumers and end users to raise concerns 164 Drinking & Moderation Responsible S4-4 Consumers and end users-related actions 164 S4-4 35: 1 Drinking & Moderation Responsible S4-5 Consumers and end users-related targets 164 Drinking & Moderation Product Quality - Product quality metrics 165 Governance Statements: Business Conduct Business SBM-3 Material impacts, risks and opportunities related to business conduct and their interaction with strategy and business 165 Conduct model Business GOV-1 Information about the composition, roles and responsibilities of the Board and its committees 145 Conduct Incorporated by reference to Corporate Governance Statement page 185 Business G1-1 Business conduct policies 166 G1-1 10(b) (d): 1 Conduct Business G1-2 Management of supplier relationships 166 Conduct Business G1-3 Business conduct processes 166 Conduct Business G1-4 Business conduct actions 166 Conduct 41 This column contains the material disclosures as listed in Appendix B of ESRS 2. Any excluded disclosure requirements and related datapoints in Appendix B are considered not material. The regulations in Appendix B are referenced as follows. 1: SFDR; 2: Pillar 3; 3: Benchmark Regulation; 4: EU Climate Law. AB INBEV - ANNUAL REPORT 2024 - 175

Appendix II: Taxonomy APPENDIX IIa: PROPORTION OF TURNOVER & OPEX ASSOCIATED WITH EU TAXONOMY ACTIVITIES This Appendix is an integral part of the Sustainability statements. DNSH criteria (“Does Not Financial year 2024 Year 2024 Substantial contribution criteria Year 2023 Significantly Harm”) % of Taxonomy Proportion aligned (A.1.) Economic Activities Code Turnover of Turnover Enabling Transitional or eligible Year 2024 (A.2.) Turnover Y;N;N Y;N; Y;N; Y;N; Y;N; Y;N; Y/ Y/ Y/ Y/ Y/ ($m) % Y/N Y/N % E T /EL N/EL N/EL N/EL N/EL N/EL N N N N N A. TAXONOMY ELIGIBLE ACTIVITIES A.1. Environmentally sustainable Activities (Taxonomy-aligned) Turnover of environmentally sustainable - - - - - - - - - activities (Taxonomy-aligned) (A.1) Of which enabling - - - - - - - - E Of which transitional - - - - - - - - T A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) EL; EL; EL; EL; EL; EL; N/EL N/EL N/EL N/EL N/EL N/EL Turnover of Taxonomy-eligible but not environmentally sustainable activities - - - - - - - - - (not Taxonomy-aligned activities) (A.2) A. Turnover of Taxonomy eligible - - - - - - - - - activities (A.1+A.2) B. TAXONOMY NON-ELIGIBLE ACTIVITIES Turnover of Taxonomy-non- eligible 59,768 100.0% activities 42 TOTAL (A + B) 59,768 100.0% 42 The company’s total Turnover can be reconciled to note 5 of the company’s Consolidated financial statements in this report. AB INBEV - ANNUAL REPORT 2024 - 176 CCM CCA Water Pollution Circular Economy Biodiversity CCM CCA Water Pollution Circular Economy Biodiversity Minimum Safeguards

Minimum Safeguards Biodiversity Circular Economy Pollution Water CCA CCM Biodiversity Circular Economy Pollution Water CCA CCM DNSH criteria (“Does Not Financial year 2024 Year 2024 Substantial contribution criteria Year 2023 Significantly Harm”) % of Proportion Taxonomy Economic Activities Code Opex of Opex aligned (A.1.) Enabling Transitional Year 2024 or eligible (A.2.) Opex Y Y Y;N; Y;N; Y;N; Y;N; Y;N; Y;N; Y/ Y/ Y/ $m % / Y/N / Y/N % E T N/EL N/EL N/EL N/EL N/EL N/EL N N N N N A. TAXONOMY ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) Installation, maintenance, repair of energy CCM 7.3 4 0.6% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y 1.5% E efficiency equipment Opex of environmentally sustainable activities 4 0.6% 0.6% - - - - - Y Y Y Y Y Y Y 1.5% (Taxonomy-aligned) (A.1) Of which enabling 4 0.6% 0.6% - - - - - Y Y Y Y Y Y Y 1.5% E Of which transitional - - - - - - - - - T A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) EL; EL; EL; EL; EL; EL; N/EL N/EL N/EL N/EL N/EL N/EL Installation, maintenance, repair of energy CCM 7.3 9 1.5% EL N/EL N/EL N/EL N/EL N/EL 0.9% efficiency equipment Nature-based solutions for flood and WTR 3.1 - - - - - - - - 0.8% drought risk prevention and protection Opex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned 9 1.5% 1.5% - - - - - 1.6% activities) (A.2) A. Opex of Taxonomy eligible activities (A.1+A.2) 13 2.1% 2.1% - - - - - 3.2% B. TAXONOMY NON-ELIGIBLE ACTIVITIES Opex of Taxonomy-non- eligible activities 603 97.9% TOTAL (A + B) 616 100% AB INBEV - ANNUAL REPORT 2024 - 177

Minimum Safeguards Biodiversity Circular Economy Pollution Water CCA CCM Biodiversity Circular Economy Pollution Water CCA CCM APPENDIX IIb: PROPORTION OF CAPEX ASSOCIATED WITH EU TAXONOMY ACTIVITIES This Appendix is an integral part of the Sustainability statements. DNSH criteria (“Does Not Financial year 2024 Year 2024 Substantial contribution criteria Year 2023 Significantly Harm”) % of Proportion Taxonomy Economic Activities Code Capex of Capex aligned (A.1.) Enabling Transitional Year 2024 or eligible (A.2.) Capex Y;N;N/ Y;N; Y;N;N/ Y;N; Y;N; Y;N; Y/ Y/ Y/ Y/ Y/ $m % Y/N Y/N % E T EL N/EL EL N/EL N/EL N/EL N N N N N A. TAXONOMY ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) Installation, maintenance, repair of energy CCM 7.3 8 0.2% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y 0.1% E efficiency equipment Acquisition and ownership of buildings CCM 7.7 16 0.3% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y - Renovation of existing buildings CCM 7.2 1 0.0% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y - T Freight transport services by road CCM 6.5 3 0.1% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y - T Construction, extension and operation of water CCM 5.1 4 0.1% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y - collection, treatment and supply systems Construction, extension and operation of CCM 5.3 4 0.1% Y N/EL N/EL N/EL N/EL N/EL Y Y Y Y Y Y Y - wastewater collection and treatment Production of heat/cool using waste heat CCM 4.25 - - - - - - - - 0.1% Installation, maintenance and repair of instruments and devices for measuring, CCM 7.5 - - - - - - - - 0.1% regulating and controlling energy performance in buildings Capex of environmentally sustainable activities 37 0.8% 0.8% - - - - - Y Y Y Y Y Y Y 0.3% (Taxonomy-aligned) (A.1) Of which enabling 8 0.2% 0.2% - - - - - Y Y Y Y Y Y Y 0.1% E Of which transitional 4 0.1% 0.1% - - - - - Y Y Y Y Y Y Y - T AB INBEV - ANNUAL REPORT 2024 - 178

Minimum Safeguards Biodiversity Circular Economy Pollution Water CCA CCM Biodiversity Circular Economy Pollution Water CCA CCM DNSH criteria (“Does Not Financial year 2024 Year 2024 Substantial contribution criteria Year 2023 Significantly Harm”) % of Proportion Taxonomy Economic Activities Code Capex of Capex aligned (A.1.) Enabling Transitional Year 2024 or eligible (A.2.) Capex A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) EL; EL; EL; EL; EL; EL; N/EL N/EL N/EL N/EL N/EL N/EL Installation, maintenance, repair of energy CCM 7.3 18 0.4% EL N/EL N/EL N/EL N/EL N/EL 0.1% efficiency equipment Renovation of existing buildings CCM 7.2 4 0.1% EL N/EL N/EL N/EL N/EL N/EL - Freight transport services by road CCM 6.5 1 0.0% EL N/EL N/EL N/EL N/EL N/EL - Construction, extension and operation of water CCM 5.1 15 0.3% EL N/EL N/EL N/EL N/EL N/EL - collection, treatment and supply systems Construction, extension and operation of CCM 5.3 10 0.2% EL N/EL N/EL N/EL N/EL N/EL - wastewater collection and treatment Water supply WTR 2.1 - - - - - - - - 0.2% Capex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) 48 1.0% 1.0% - - - - - 0.3% (A.2) A. Capex of Taxonomy eligible activities (A.1+A.2) 85 1.8% 1.8% - - - - - 0.7% B. TAXONOMY NON-ELIGIBLE ACTIVITIES Capex of Taxonomy-non- eligible activities 4,533 98.2% TOTAL (A + B) 4,620 100.0% 100100 AB INBEV - ANNUAL REPORT 2024 - 179

Appendix III NUCLEAR AND FOSSIL GAS RELATED ACTIVITIES (TEMPLATE 1) This Appendix is an integral part of the Sustainability statements. Nuclear energy related activities The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that 1 NO produce energy from nuclear processes with minimal waste from the fuel cycle The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including 2 NO for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the 3 NO purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades Fossil gas related activities 4 The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels NO The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil 5 NO gaseous fuels The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil 6 NO gaseous fuels AB INBEV - ANNUAL REPORT 2024 - 180

CORPORATE GOVERNANCE STATEMENT TABLE OF CONTENTS 182 196 Internal Control and Risk Introduction Management Systems 185 198 The Board of Directors Shareholders’ structure 201 192 Items to be disclosed pursuant Chief Executive Officer and to Article 34 of the Belgian Royal Executive Management Decree of 14 November 2007 193 207 Senior Leadership Team Remuneration AB INBEV - ANNUAL REPORT 2024 - 181

1. Introduction 1.1. The Belgian Code on Corporate Governance The corporate governance practices of Anheuser-Busch InBev are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance-documents.html. The Charter is regularly updated. Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange (JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. As a Belgian company with a primary listing on Euronext Brussels, Anheuser-Busch InBev adheres to the principles and provisions of the 2020 Belgian Corporate Governance Code (www.corporategovernancecommittee.be) (“the Corporate Governance Code”), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADSs listed in New York. In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in 2024 from the following soft-law principles of the Corporate Governance Code: Principle 4.19 of the Corporate Governance Code: “The Board should set up a nomination committee with the majority of its members comprising independent non-executive board members” - The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors, including one independent director, who all are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the aim of Principle 4.19 of the Corporate Governance Code. Principle 7.6 of the Corporate Governance Code: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members” - The share-based component of the directors’ remuneration is paid in the form of Restricted Stock Units. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of delivery and one year after the date of departure of the relevant director. However, the Board considers that the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of Principle 7.6 of the Corporate Governance Code. 1.2. New York Stock Exchange Listing Further to the New York Stock Exchange listing of ADSs representing ordinary shares of AB InBev, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. AB InBev has also registered under the US Securities and Exchange Act of 1934, as amended. As a result, it is also subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance. AB INBEV - ANNUAL REPORT 2024 - 182

1.3. Specific Corporate Governance initiatives 1.3.1. FOSTERING ETHICAL CONDUCT The Board of Directors and management of AB InBev are committed to promoting and maintaining the highest standards of ethical behavior and transparency. AB InBev has established ethical rules and internal codes and policies to reinforce this commitment. The Code of Business Conduct sets out the ethical standards which all colleagues around the world are expected to adhere to and provides guidance for interactions with third parties. It requires colleagues to comply with all applicable laws, disclose any relevant conflicts of interests, to act in the best interests of the company, and conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on offering or accepting gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct includes policies which define colleagues’ responsibilities and expected behavior, and includes the Global Anti-Corruption, Human Rights, Data Privacy, Anti-Harassment and Anti- Discrimination, and Conflict of Interest Policies. As an example, the Global Anti-Corruption Policy states that AB InBev’s employees are strictly prohibited from, either directly or indirectly, giving, offering, promising, or authorizing anything of value, to anyone with the intent to exert improper influence or inducement, secure an improper commercial advantage for the company, or serve as a reward for past improper conduct. In line with this commitment to integrity, AB InBev encourages its colleagues and third parties to speak up through a global whistle-blowing system. This system provides a simple, secure, confidential and, if desired, anonymous manner to raise concerns or report actual or suspected violations of law or policies. The company also uses technology and its BrewRIGHT digital risk analytics systems to proactively monitor risk and potential violations of policy. 1.3.2. DEMONSTRATING COMMITMENT TO SHAREHOLDER COMMUNICATION AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it provides quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, sustainability reporting, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors.html). AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to promote full, consistent and timely disclosure of company activities. 1.3.3. UPHOLDING SHAREHOLDER RIGHTS Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting. The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab- inbev.com/investors/corporate-governance/shareholder-meetings.html). The convening notice for the upcoming annual shareholders’ meeting to be held on 30 April 2025 will be published on 28 March 2025 and will contain further information on the format of the meeting and modalities for participation. AB INBEV - ANNUAL REPORT 2024 - 183

1.3.4. PREVENTING THE ABUSE OF INSIDE INFORMATION The company’s Code of Dealing is applicable to all members of the Board of Directors, all members of senior management, all employees and certain associated persons. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to price-sensitive events or decisions or announcement of financial results. The Code of Dealing prohibits dealing in the company’s securities by certain persons during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, members of the Board of Directors, certain members of senior leadership, including all members of the Senior Leadership Team, and certain associated persons must obtain clearance in accordance with the procedure set forth in the Code of Dealing. Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program. In accordance with EU Regulation 596/2014 on market abuse (MAR), as amended, the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (ExCom) and (ii) members of the Board of Directors notify their trades (above a 20,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website. 1.3.5. CORPORATE SOCIAL RESPONSIBILITY AB InBev has included in this Annual Report Sustainability statements in accordance with article 3:6/1 ff. and article 3:32/1 ff. of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), which implement Directive 2022/2464 of the European Parliament and of the Council of 14 December 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting. 1.3.6. WORKPLACE POLICY AND PRINCIPLES The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board primarily considering, among other things, the relevant skills, education, experience and background of directors. Currently, five out of 15 Board members are women (same ratio as last reporting year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each of the members of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements. AB InBev is proud to have an employee base of 137 nationalities across the business, with 24 nationalities represented on the SLT and the senior leadership level directly below the SLT. Two out of 18 members on the SLT are women (same ratio as last reporting year). Reference is made to section 4 of this Corporate Governance Statement for a short biography of each of the members of the SLT, including their qualifications and background. Reference is also made to the Own workforce section in the Sustainability statements in this Annual Report for more information on the overall representation of women in senior management. AB InBev continues working to build diverse teams while considering the relevant skills, education, experience and background of employees. Diversity and inclusion are covered by the company’s Global Code of Business Conduct, which outlines our approach to creating and maintaining a workplace consistent with our company principles and policies. We also engage with our colleagues through our annual engagement survey. The survey includes feedback on rewards, recognition, well-being, workplace and comfort level with reporting potential unethical behavior or other complaints without fear of retaliation. AB INBEV - ANNUAL REPORT 2024 - 184

2. The Board of Directors 2.1. Structure and composition The Board of Directors currently consists of 15 members, all of whom are non-executives. The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser- Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors. Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment. The appointment and renewal of mandates of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting. Pursuant to our Articles of Association, the Board is composed as follows, reflecting the company’s particular shareholder structure: • four directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and • so long as the Stichting Anheuser-Busch InBev (the Reference Shareholder) and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, eight directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates; and • so long as the holders of Restricted Shares (the Restricted Shareholders) (together with their Affiliates, any of their respective Successors and/or Successors' Affiliates) own in aggregate: − more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a Restricted Share Director); − more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed; − more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and − 4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed. The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining director nomination rights. Affiliates and Successors have the meaning set out in the Articles of Association. In accordance with these provisions, the percentage of shares with voting rights in our share capital necessary for the appointment of directors as described in this section is determined 120 days before our annual shareholders’ meeting, i.e., 31 December 2024 for the meeting to be held on 30 April 2025. For purposes of this calculation, the denominator is determined in accordance with rules set out in Section 20 of our articles of association, which excludes certain shares which have been disposed of by the company from the treasury shares the company held at the completion of the combination with SAB. In respect of our 2025 annual shareholders’ meeting, the Restricted Shareholders, together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates, held in aggregate 262.0m shares with voting rights, representing 13.64% of the shares with voting rights in our share capital determined in accordance with the calculation method set forth in the Articles of Association. AB INBEV - ANNUAL REPORT 2024 - 185

The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members. AB InBev fully complies with the Belgian Code of Corporate Governance, which recommends that companies have at least three independent directors. According to the Belgian Companies Code, at least one third of the directors have to be women. The company complies with this requirement, with five women currently on the Board (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years. At the annual shareholders’ meeting held on 24 April 2024, the independent director mandate of Ms. Michele Burns was renewed for a term of four years. Likewise, the mandates of Messrs. Alexandre Van Damme, Grégoire de Spoelberch, Paul Cornet de Ways Ruart and Paulo Lemann were renewed, for a term of four years upon proposal of the Reference Shareholder. In addition, the mandates of all three Restricted Share Directors ended at the annual shareholders’ meeting held on 24 April 2024. In accordance with article 19.4 (b) of our Articles of Association, the mandates of Messrs. Martin J. Barrington, Salvatore Mancuso and Alejandro Santo Domingo were renewed for a one year term ending at the upcoming annual shareholders’ meeting to be held on 30 April 2025. The composition of Anheuser-Busch InBev’s Board of Directors at the end of the reporting period is as follows: Name Date of birth Function Current Term Nationality Term started expires Independent Directors Lynne Biggar 1962, Non-Executive Independent director 2023 2027 American Michele Burns 1958, Non-Executive Independent director 2024 2028 American Aradhana Sarin 1974, Non-Executive Independent director 2023 2027 American Dirk Van de Put 1960, Non-Executive Independent director 2023 2027 Belgian Directors upon proposal of the AB InBev Reference Shareholder Paul Cornet de 1968, Non-Executive director, nominated by the holders of 2024 2028 Ways Ruart Belgian class A Stichting Anheuser-Busch InBev certificates Sabine Chalmers 1965, Non-Executive director, nominated by the holders of 2023 2027 American class A Stichting Anheuser-Busch InBev certificates Grégoire de 1966, Non-Executive director, nominated by the holders of 2024 2028 Spoelberch Belgian class A Stichting Anheuser-Busch InBev certificates Alexandre Van 1962, Non-Executive director, nominated by the holders of 2024 2028 Damme Belgian class A Stichting Anheuser-Busch InBev certificates Claudio Garcia 1968, Non-Executive director, nominated by the holders of 2023 2027 Brazilian class B Stichting Anheuser-Busch InBev certificates Paulo Lemann 1968, Non-Executive director, nominated by the holders of 2024 2028 Brazilian class B Stichting Anheuser-Busch InBev certificates Nitin Nohria 1962, Non-Executive director, nominated by the holders of 2022 2026 American class B Stichting Anheuser-Busch InBev certificates Heloisa Sicupira 1987, Non-Executive director, nominated by the holders of 2023 2027 Brazilian class B Stichting Anheuser-Busch InBev certificates Directors upon proposal of the Restricted Shareholders (Restricted Share Directors) Martin J. 1953, Non-Executive director, nominated by Altria 2024 2025 Barrington American Salvatore 1965, Non-Executive director, nominated by Altria 2024 2025 Mancuso American Alejandro Santo 1977, Non-Executive director, nominated by Bevco 2024 2025 Domingo Colombian AB INBEV - ANNUAL REPORT 2024 - 186

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors. Ms. Biggar is an independent member of the Board. Born in 1962, she is a US citizen and graduated from Stanford University with a Bachelor’s Degree in International Relations and holds an MBA from Columbia Business School. She is a Senior Advisor at the Boston Consulting Group and is an independent Board director of Voya Financial, Inc., a leading health, wealth and investment company based in the US, of Hiscox Group, a global specialty insurer traded on the LSE, and of Finastra, a private equity owned financial services software company headquartered in the UK. She is also an independent Executive Committee member of Leading Hotels of the World. Ms. Biggar was Executive Vice President and Global Chief Marketing Officer at Visa from 2016 to 2022. Prior to joining Visa, she served as executive vice president of consumer marketing and revenue for Time, Inc., and before that, she spent more than 20 years at American Express in a variety of leadership positions. Ms. Biggar is also a Board member of The New 42nd Street and the global media trade group MMA Global. Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Goldman Sachs International, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2013 to 2023, she served on the Board of Cisco Systems. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies. Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is a dual American-British citizen and holds a Bachelor’s Degree in Law from the London School of Economics. She is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel, Company Secretary and Director of Regulatory Affairs of BT Group plc and is also a member of the Court of Directors of the Bank of England. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions. Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of Eugénie Patri Sébastien SA, Adrien Invest, Floridienne S.A., Sibelco NV and several privately held companies. Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch AB INBEV - ANNUAL REPORT 2024 - 187

InBev. Mr. Garcia is a board member of Americanas SA, the Garcia Family Foundation, and Chairman of the Telles Foundation. Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lemann Foundation and Lone Pine Capital. Mr. Mancuso is a representative of the Restricted Shareholders. Born in 1965, he is a US citizen and holds a Bachelor’s Degree in Accounting from Iona College, USA. He serves as Executive Vice President and Chief Financial Officer for Altria Group. Over the course of his more than 32 years with Altria, he has held a variety of leadership roles across the Finance, Compliance and Strategy & Business Development organizations. Previous senior roles for Altria Group include Senior Vice President, Finance & Procurement, and Treasurer & Vice President, Investor Relations and Accounting. Prior to joining the Altria Group, Mr. Mancuso worked for Pittston Company. He also serves on the Boards of the Richmond Performing Arts Corporation (RPAC) and the GreenCity Community Development Authority (CDA). Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a Harvard Business School faculty member in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of Alsym, The Bridgespan Group, Exor, Mass General Brigham, and Rakuten Medical. Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a US, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of SABMiller Plc until 2016, where he was also Vice- Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC). Dr. Sarin is an independent member of the Board. Born in 1974, she is a US citizen and holds a medical degree from the University of Delhi, India, and an MBA degree from Stanford Business School, USA. Dr. Sarin is Executive Director and Chief Financial Officer of AstraZeneca PLC since August 2021. Previously, she was Chief Financial Officer of Alexion, a rare disease biopharmaceutical company. Prior to Alexion, she was Managing Director, Corporate and Investment Banking at Citi Global Healthcare Banking, Managing Director of Healthcare Investment Banking at UBS, and worked at JP Morgan in the Mergers & Acquisitions advisory group. Dr. Sarin started her career practicing medicine in India and Africa. She is a member of the Board of Governors of the American Red Cross. Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1987, she is a Brazilian citizen and is a graduate from Columbia University (USA) with an MBA degree and from Pontifícia Universidade Católica (Brazil) with a Bachelor’s Degree in Law, and is qualified to practice law in Brazil. She previously served on the Board of São Carlos Empreendimentos S.A. from 2018-2021. Ms. Sicupira began her career in 2011 as a lawyer specializing in capital markets. Since 2017 she has been an investment analyst and portfolio manager at LTS Investments and prior to that she was an investment analyst at MSD Capital. Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements. AB INBEV - ANNUAL REPORT 2024 - 188

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg). Mr. Van de Put is an independent member of the Board. Born in 1960, he is a dual citizen of Belgium and the US and holds a doctorate in veterinary medicine from the University of Ghent, Belgium. Mr. Van de Put is Chairman and CEO of Mondelēz International, the global leader in biscuits and chocolate, since 2017. He joined Mondelēz from McCain Foods Limited, the largest marketer and manufacturer of frozen French fries, potato specialties and appetizers, where he was President and CEO since 2010. Before joining McCain, he was President of the Global OTC Division of Novartis Inc., a Swiss pharmaceutical company, and spent more than a decade with Groupe Danone, a maker of dairy, water, baby food and clinical nutrition products, where he served as President of the Americas Division and joint President of the Fresh Dairy Division. In the first 15 years of his career, he held many sales and marketing roles in Europe and Latin America for Mars Inc., as well as The Coca Cola Company, where he served as President, Coca Cola Caribbean. He is the co-Chair of the Board of Directors at The Consumer Goods Forum, and has previously been a non-executive director of Mattel, a global toy company and Keurig Dr Pepper, a coffee and drinks company. 2.2. Functioning In 2024, the Board of Anheuser-Busch InBev held ten meetings, most of which were in person meetings. Certain of the meetings were held in the geographical zones in which the company has operations. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical zone and market, which included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. These visits also provided the Board members with the opportunity to meet with employees, trainees, consumers, customers and other stakeholders. Other major Board agenda items in 2024 included geopolitical and macro-economic developments; the long-range plan (10YP); achievement of targets; sales figures and brand health; reporting and budget (1YP); consolidated results; strategic direction; culture and people, including management succession planning; reputation; executive compensation; new and ongoing investment; capital market transactions; financial profile and deleveraging; capital allocation initiatives; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability; risk management and compliance; cybersecurity and data privacy; as well as discussions on governance and Board succession planning. The average attendance rate at Board meetings in 2024 was 96%. In 2024, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. As per the date of this report, the composition of the Committees is as follows: Audit Nomination Finance Remuneration Committee Committee Committee Committee Martin J. Barrington Member Member Lynne Biggar Member Michele Burns Chair Member Member Member Sabine Chalmers Member Paul Cornet de Ways Ruart Member Grégoire de Spoelberch Chair Claudio Garcia Chair Chair Paulo Lemann Member Salvatore Mancuso Member Nitin Nohria Member Aradhana Sarin Member Alejandro Santo Domingo Member Heloisa Sicupira Member Alexandre Van Damme Member Dirk Van de Put Member AB INBEV - ANNUAL REPORT 2024 - 189

AUDIT COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non-executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns and Ms. Sarin have extensive experience in accounting and audit matters. Reference is made to section 2.1 for short biographies and overviews of their qualifications and experience. A majority of the voting members of the Audit Committee are independent directors as defined in the company’s Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended. In 2024, the Audit Committee met eight times. During its meetings, the Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company’s Compliance Program. Obligations under the Sarbanes Oxley Act, the review of the independence of the external auditor, the company’s data privacy and cybersecurity programs, enterprise risk management processes, developments in sustainability reporting regulations and a quarterly status update of significant legal, reputation and regulatory risks were some of the other important topics on the agenda of the Committee in 2024. The members of the Committee attended all meetings, except for Ms. Sarin who was excused at two meetings (94% average attendance rate). FINANCE COMMITTEE The Finance Committee met five times in 2024. Committee discussions included treasury updates and overall risk management strategy including, but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions, dividends and share buy-backs. The members of the Committee attended all meetings, except for Mr. Mancuso who was excused at one meeting (97% average attendance rate). NOMINATION COMMITTEE The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders’ meeting. The Nomination Committee met four times in 2024. Discussions included the nomination of directors for appointment or renewal, Board and Board Committee composition, management targets, the global management trainee program, people and culture, and succession planning for key executive functions. The members of the Committee attended all meetings (100% average attendance rate). REMUNERATION COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members, i.e. Ms. Michele Burns and Mr. Dirk Van de Put, qualify as independent directors under Belgian law. The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and other members of the ExCom and members of the SLT. The Remuneration Committee met nine times in 2024. Discussions included achievement of targets, Executive and Board compensation, executive shares and restricted stock units schemes, Long Term Incentive grants, compensation models and special incentives. The members of the Committee attended all meetings, except for Mr. Van de Put who was excused at one meeting (96% average attendance rate). AB INBEV - ANNUAL REPORT 2024 - 190

2.3. Evaluation of the Board and its committees For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The Board discusses the results of this evaluation in executive session in the absence of management. A third party may act as facilitator. As part of this evaluation process, each director is requested to comment on and evaluate the following topics: • effectiveness of Board and committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre- read); • the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company); • effectiveness of oversight of management and interaction with management; • composition and size of the Board and committees. Examples of relevant criteria that are considered include: • director independence: an affirmative determination as to independence in accordance with the independence criteria published in the Corporate Governance Charter. • other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities. • disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted. • skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance. Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board. Advice can be requested from a third-party expert. The evaluation of the Audit Committee is a recurring agenda item for the Committee and is performed about once a year. This evaluation is discussed at a Committee meeting and includes assessment of its planning going forward, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board. 2.4. Certain transactions and other contractual relationships There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies Code. The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose. AB INBEV - ANNUAL REPORT 2024 - 191

3. Chief Executive Officer and Executive Management The Chief Executive Officer (CEO) is entrusted by the Board with the responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal & Corporate Affairs Officer. The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management. It reports to the CEO and works with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board. As per 1 January 2025, our Executive Committee consisted of the following members: Michel Doukeris CEO David Almeida Chief Strategy and Technology Officer Fernando Tennenbaum Chief Financial Officer John Blood Chief Legal and Corporate Affairs Officer and Corporate Secretary AB INBEV - ANNUAL REPORT 2024 - 192

4. Senior Leadership Team The Senior Leadership Team (SLT) was established with effect as from 1 January 2019. The SLT reports to the Chief Executive Officer and consists of the members of the ExCom, all other functional Chiefs and Zone CEOs, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report to the Board of Directors of Ambev and Bud APAC respectively. The SLT has an advisory role to the Board and the ExCom and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board. As per 1 January 2025, our Senior Leadership Team consisted of the following members: Michel Doukeris – CEO Zone CEOs Members of the ExCom (other than the CEO) David Almeida Chief Strategy and Technology Officer Jan Craps Asia Pacific (APAC) John Blood Chief Legal & Corporate Affairs Officer Jean Jereissati Middle America and Corporate Secretary Fernando Tennenbaum Chief Financial Officer Carlos Lisboa South America Other Functional Chiefs Cassiano De Stefano Africa Nick Caton Chief B2B Officer Jason Warner Europe Katherine M. Barrett General Counsel Brendan Whitworth North America Lucas Herscovici Chief Direct-to-Consumer Officer Nelson Jamel Chief People Officer Donna Lorenson Chief Communications Officer Marcel Marcondes Chief Marketing Officer Ricardo Moreira Chief Supply Officer Ricardo Tadeu Chief Growth Officer Michel Doukeris is AB InBev’s Chief Executive Officer since 1 July 2021. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business. David Almeida is AB InBev’s Chief Strategy and Technology Officer since April 2020. Born in 1976, he is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division. Katherine Barrett is AB InBev’s General Counsel. Born in 1970, she is a U.S. citizen and holds a Bachelor’s Degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri. AB INBEV - ANNUAL REPORT 2024 - 193

John Blood is AB InBev’s Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor’s Degree from Amherst College and a Juris Doctorate degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm. Nick Caton is AB InBev’s Chief B2B Officer since April 2022. Born in 1982, he is a U.S. citizen and received a Bachelor’s Degree in mathematics from Stanford University and a Juris Doctorate degree from Yale Law School. Mr. Caton joined AB InBev in 2013 and has held roles in finance, sales, and technology in the North America Zone, Asia-Pacific Zone, BEES, and Global Headquarters. Prior to joining the company, Mr. Caton was with McKinsey & Company and with Skadden Arps LLP. Jan Craps is AB InBev’s CEO Asia Pacific Zone since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since May 2019. Born in 1977, he is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South. Lucas Herscovici is AB InBev’s Chief Direct-To-Consumer Officer since April 2022. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. He moved to the U.S. in 2011 and was responsible for opening the “Beer Garage”, AB InBev’s Global digital innovation office, based out of Palo Alto, California. After leading Digital Marketing and Consumer connections, he later became Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until December 2018, when he became Chief Non-Alcohol Officer, a position he held until August 2020. He most recently served as Chief Sales Officer until April 2022. Nelson Jamel is AB InBev’s Chief People Officer since April 2020. Born in 1972, he is a Brazilian citizen and holds a Bachelor’s and Master’s Degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. Prior to his current role, he served as the Vice President of Finance and Technology for the North America Zone. Donna Lorenson is AB InBev’s Chief Communications Officer since November 2023. Born in 1973, she is an American citizen and holds a Bachelor’s Degree from the University of Idaho. Ms. Lorenson has deep expertise leading global teams in consumer packaged goods and highly regulated industries. Most recently, she served as Chief Corporate Affairs Officer at Kenvue, the world’s largest pure-play consumer health company. Previously, she led Global Communications & Public Affairs for the Consumer Health business at Johnson & Johnson. Prior to that, Ms. Lorenson held leadership positions at Alcon and at Edelman. Before entering the field of public relations, she served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany. Jean Jereissati Neto is AB InBev’s CEO Middle America Zone since January 2025. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China. Most recently, Mr Jereissati held the role of CEO South America Zone. Carlos Lisboa is AB InBev’s CEO South America Zone and CEO of Ambev since January 2025. Born in 1969, he is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until December 2018 and Zone President Middle America Zone until December 2024. AB INBEV - ANNUAL REPORT 2024 - 194

Marcel Marcondes is AB InBev’s Chief Marketing Officer since April 2022. Born in 1975, he is a Brazilian citizen and holds a Master’s Degree in Business Administration from the Business School São Paulo. Mr. Marcondes has been with the company since 2005, most recently as Global President, Beyond Beer Co. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever. Ricardo Moreira is AB InBev’s Chief Supply Officer since January 2024. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until December 2023 and, prior to that, of Zone President Latin America COPEC until December 2018. Cassiano De Stefano is AB InBev’s CEO Africa Zone since January 2024. Born in 1974, he is a dual citizen of Brazil and Portugal and holds a Degree in Civil Engineering from Unicamp and a Master’s in Business Administration from the University of Sao Paulo. He is also Six Sigma Black Belt certified and has postgraduate certifications in business, sales, marketing, logistics, and administration from the Wharton School, INSEAD, the Kellogg School of management, Stanford University and the MIT. Mr. De Stefano has been with AB InBev for over 25 years, most recently serving as President of Grupo Modelo in México. During his time at the company, Mr. De Stefano has held various management roles in Sales, Marketing and Logistics, in Brazil and Russia. Prior to his movement to Mexico, he was Logistics Vice President and Vice President of High End Co for AmBev. Ricardo Tadeu is AB InBev’s Chief Growth Officer since April 2022. Born in 1976, he is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that he served as Chief Sales Officer until July 2020, and Zone President Africa until December 2018. Fernando Tennenbaum is AB InBev’s Chief Financial Officer since April 2020. Born in 1977, he is a dual citizen of Brazil and Germany and holds a Degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004 and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A. Jason Warner is AB InBev’s CEO Europe Zone since January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies Degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé. Brendan Whitworth is AB InBev’s CEO North America Zone and CEO of Anheuser-Busch since July 2021. Born in 1976, he is a US citizen and holds an MBA Degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency. AB INBEV - ANNUAL REPORT 2024 - 195

5. Internal Control and Risk Management Systems The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite. Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure. The major risks and uncertainties faced by the company are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report. The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal control system is based upon COSO’s Internal Control – Integrated Framework of 2013 and the risk management system is based on COSO’s Enterprise Risk Management Framework of 2017. 5.1 Financial reporting The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that: • pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets; • provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; • provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements. Internal control over financial reporting includes the assessment of the relevant risks and the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December 2024. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2024, the company maintained effective internal control over financial reporting. The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting. AB INBEV - ANNUAL REPORT 2024 - 196

In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules implementing the act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission. 5.2 Internal Audit The company has a professional and independent internal audit (risk management) department. The appointment of the Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion. Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to verify corrective action has been taken. 5.3 Compliance AB InBev has an Ethics & Compliance Program which fosters a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy. During 2023, the Code of Business Conduct was updated to reinforce key principles and policies. In addition, training on company policies was expanded in 2024 to include more topics. The Ethics & Compliance Program further promotes compliance with applicable laws and regulations through the completion of a periodic certification by management of compliance with the Code of Business Conduct. A set of internal controls and a data analytics tool have been implemented and are periodically assessed by the Global and Local Ethics & Compliance Committees and the Audit Committee. The Global Ethics & Compliance Committee, chaired by the company’s VP Ethics & Compliance, assesses regulatory, ethical and compliance risks for the company from a global perspective and provides strategic direction for the activities of the Ethics and Compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (a confidential whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local ethics and compliance matters. The Audit Committee oversees the Ethics & Compliance Program including compliance reviews or reports submitted through the company’s Global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s operations, including material notices to or inquiries received from governmental agencies. In addition, the Board of Directors dedicated time in 2024 to a compliance update, including on sanctions regulatory developments. AB INBEV - ANNUAL REPORT 2024 - 197

6. Shareholders’ structure 6.1. Shareholders’ structure The following table shows the shareholders' structure of Anheuser-Busch InBev as at 31 December 2024 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2024 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the US Securities and Exchange Commission. Major shareholders Number % of voting (1) of Shares rights Holders of Ordinary Shares 1. Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law 663,074,832 33.57% (the “Reference Shareholder”) 2. EPS Participations Sàrl, a company incorporated under Luxembourg law, affiliated to 67,291,593 3.41% EPS, its parent company 3. EPS SA, a company incorporated under Luxembourg law, affiliated to the Reference 99,999 0.01% Shareholder that it jointly controls with BRC 4. BRC Sàrl, a company incorporated under Luxembourg law, affiliated to the Reference 28,097,078 1.42% Shareholder that it jointly controls with EPS 5. Rayvax Société d’Investissements SA, a company incorporated under Belgian law 50,000 0.00% 6. Fonds Verhelst SC, a company with a social purpose incorporated under Belgian law 0 0.00% 7. Fonds Voorzitter Verhelst SC, a company with a social purpose incorporated under 6,997,665 0.35% Belgian law, affiliated to Fonds Verhelst SC with a social purpose, that controls it 8. Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law 0 0.00% 9. Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to 5,485,415 0.28% Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it 10. Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with 259,000 0.01% Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law Holders of Restricted Shares (2) 1. Altria Group Inc. 125,115,417 6.33% (3) 2. Bevco Lux Sàrl 96,862,718 4.90% (1) Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,975,432,021). As at 31 December 2024, there were 2,019,241,973 shares in issue including 43,809,952 Ordinary Shares held in treasury by AB InBev and certain of its subsidiaries. (2) In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria Group Inc. further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016. Altria subsequently converted certain of its Restricted Shares into Ordinary Shares and concurrently sold some of the converted shares, placing Altria’s position of Ordinary Shares in the company at 34,006,520, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting Anheuser-Busch InBev dated 20 March 2024, implying an aggregate ownership of 8.06% based on the number of shares with voting rights as at 31 December 2024. (3) In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. Bevco Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.21% based on the number of shares with voting rights as at 31 December 2024. AB INBEV - ANNUAL REPORT 2024 - 198

The first ten entities mentioned in the table act in concert (it being understood that (i) the first nine entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the tenth entity acts in concert with the first nine entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with (a) article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis prior to 31 December 2024, in aggregate, 771,355,582 Ordinary Shares, representing 39.05% of the voting rights attached to the shares outstanding as of 31 December 2024 excluding treasury shares. 6.2. Shareholders’ arrangements Stichting Anheuser-Busch InBev (the Reference Shareholder) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SC with a social purpose, and (c) the largest holders of Restricted Shares in the company (the Restricted Shareholders). A. REFERENCE SHAREHOLDER’S AGREEMENT In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old Anheuser-Busch InBev through the Reference Shareholder (except for approximately 67 million shares held directly or indirectly by EPS and approximately 28 million shares held directly by BRC based on the most recent shareholding disclosure received by the company as at 31 December 2024). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the 2016 Shareholders’ Agreement). On 27 April 2023, the parties thereto entered into an amended and restated shareholders’ agreement (the 2023 Shareholders’ Agreement), which replaced in its entirety the 2016 Shareholders’ Agreement. The 2023 Shareholders’ Agreement has primarily modified certain provisions for nominating members of the Board included in the 2016 Shareholders’ Agreement. The 2023 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the Shares) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations. The 2023 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference Shareholder certificates. Pursuant to the terms of the 2023 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors. AB INBEV - ANNUAL REPORT 2024 - 199

The 2023 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting of AB InBev to determine how the Shares held by the Reference Shareholder are to be voted. The 2023 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2023 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions. Pursuant to the 2023 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting of AB InBev eight candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates. The 2023 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2023 Shareholders' Agreement notifies the other of its intention to terminate the 2023 Shareholders’ Agreement. B. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND THE FOUNDATIONS In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SRL with a social purpose (now Fonds Voorzitter Verhelst SC). This agreement provides for consultations between the three bodies before any shareholders’ meetings of AB InBev to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SC will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034. C. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND SOME RESTRICTED SHAREHOLDERS On 8 October 2016, the Reference Shareholder and each holder of Restricted Shares (such holders being the Restricted Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably: • the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company; • each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association; and • each Restricted Shareholder is required not to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, in favour of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association). AB INBEV - ANNUAL REPORT 2024 - 200

7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items: 7.1. Capital structure and authorizations granted to the Board The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the Ordinary Shares), except for the restricted shares which were issued as part of the combination with SAB and remain outstanding from time to time (the Restricted Shares). Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2024, as of 1 January 2025, 222,043,450 Restricted Shares remain outstanding compared to 1,797,198,523 outstanding Ordinary Shares. As of that date, Ordinary Shares represented 89.00% of the capital while Restricted Shares represented 11.00% of the capital. Ordinary Shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market. Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting. The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 27 April 2022, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 27 April 2022 (i.e. 2,019,241,973). This authorization has been granted for five years from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 27 April 2022 (i.e., until 3 June 2027). It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital. AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for five years as from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 28 April 2021 (i.e., until 1 June 2026). 7.2. Voting rights and transferability of shares and shareholders’ arrangements VOTING RIGHTS, QUORUM AND MAJORITY REQUIREMENTS Each share entitles the holder to one vote. In accordance with article 7:217, §1 and article 7:224 of the Belgian Companies Code, the voting rights attached to shares held by Anheuser-Busch InBev and its subsidiaries are suspended. Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following: i. any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company (except for capital increases decided by the Board pursuant to the authorized capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate AB INBEV - ANNUAL REPORT 2024 - 201 of at least 50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); ii. any authorization to repurchase of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); iii. any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account); iv. resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and v. any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement. As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger. TRANSFERABILITY OF SHARES Ordinary Shares are freely transferable. As far as Restricted Shares are concerned, until 10 October 2021, no Restricted Shareholder was able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association. Since 11 October 2021, these transfer restrictions are no longer applicable, but Restricted Shares shall automatically convert into Ordinary Shares (on a one-for-one basis) upon any transfer, sale, contribution or other disposal of Restricted Shares as set out below. CONVERSION Voluntary conversion Since 11 October 2021, each Restricted Shareholder has the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election at any time. Automatic conversion The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.: • upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges; • immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or • upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code. SHAREHOLDERS ARRANGEMENTS Please refer to section 6.2 above. AB INBEV - ANNUAL REPORT 2024 - 202

7.3. Significant agreements or securities of Anheuser- Busch InBev that may be impacted by a change of control on the company 1. REVOLVING CREDIT AND SWINGLINE FACILITIES AGREEMENT The company entered, on 16 February 2021, into an Amendment and Restatement Agreement in respect of its existing Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010, as amended from time to time and for the last time pursuant to an Amendment Letter dated 27 October 2015 (the Original Facilities Agreement and, as amended and restated by the Amendment and Restatement Agreement, the Restated Facilities Agreement ). The Original Facilities Agreement was originally entered into by the old Anheuser-Busch InBev SA/NV, and was transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old Anheuser- Busch InBev SA/NV, that took place on 10 October 2016 in the framework of the combination with SAB. The total commitments of the Original Facilities Agreement were, immediately prior to the effective date of the Amendment and Restatement Agreement, USD 9,000,000,000 and, following the effective date of the Amendment and Restatement Agreement, USD 10,100,000,000. Pursuant to the Amendment and Restatement Agreement, the maturity of the Original Facilities Agreement was extended from August 2022 under the Original Facilities Agreement to February 2026 under the Restated Facilities Agreement. The company has, with effect from 17 March 2022, exercised the first of its two options under the Restated Facilities Agreement to further extend the maturity of the USD 10,100,000,000 facility until February 2027. Likewise, the company has, with effect from 8 September 2023, exercised the second of its two options under the Restated Facilities Agreement to further extend the maturity of the facility until February 2028 with total commitments of USD 9,750,000,000 for the period from February 2027 to February 2028. The Restated Facilities Agreement contains a clause 17 (Mandatory Prepayment) that grants, in essence, to any lender under the Restated Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the Restated Facilities Agreement (and certain related documents). Pursuant to the Restated Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the Company, (a) “the direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise or (b) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting; or (ii) appoint or remove all, or the majority, of the directors or other equivalent officers; or (iii) give directions to management with respect to the operating and financial policies of the entity with which the directors or other equivalent officers of the Company are obliged to comply”. In accordance with article 7:151 of the Belgian Companies Code, clause 17 (Mandatory Prepayment) of the Restated Facilities Agreement was approved by the annual shareholders’ meeting of the Company held on 28 April 2021. Similar clauses were, in respect of the Original Facilities Agreement, approved by the shareholders meeting of old Anheuser- Busch InBev SA/NV on 27 April 2010 and 27 April 2016 in accordance with the then Article 556 of the 2009 Belgian Companies Code. As of 31 December 2024, no drawdowns were outstanding under the Original Facilities Agreement. 2. EMTN PROGRAM In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of Anheuser-Busch InBev SA/NV and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the “EMTN Program”), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an AB INBEV - ANNUAL REPORT 2024 - 203 obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade. The change of control provision above is included in the Final Terms of: • the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009 (Redeemed on 30 July 2024); • the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February 2014); • the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014); • the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company); • the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and • the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010. The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on 28 April 2009 and 27 April 2010, respectively. There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010. As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put). In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the Notes ) to consider certain amendments to the terms and conditions applicable to those Notes (the Participation Solicitation ). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev. Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016. The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB. AB INBEV - ANNUAL REPORT 2024 - 204

3. US DOLLAR NOTES In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26 March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the “Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September 2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser- Busch InBev Worldwide Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade. AB INBEV - ANNUAL REPORT 2024 - 205

A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28 April 2009 with respect to: • the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”). A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to: • the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. • the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012 (Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) (the “Unregistered Notes issued in October 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. • the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with SAB. 4. NOTES ISSUED UNDER ANHEUSER-BUSCH INBEV’S SHELF REGISTRATION STATEMENT FILED ON FORM F-3. For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser-Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV). AB INBEV - ANNUAL REPORT 2024 - 206

8. Remuneration 8.1. Remuneration policy The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the remuneration of other executives of the company, including the other members of the Senior Leadership Team (SLT), are purely for information purposes. The remuneration policy was approved at the annual shareholders’ meeting of 27 April 2022. 8.1.1. REMUNERATION COMMITTEE The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies and Associations Code and the 2020 Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee. The Remuneration Committee meets four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members. The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter. The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. Its objective is that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. AB InBev’s compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the members of the ExCom and the other members of the SLT. Particularly, the Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting pay outcomes for employees across the workforce and any material changes to the structure of workforce compensation. The Remuneration Committee prepares (and revises as the case may be) the remuneration policy and the remuneration report. In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification. As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so. In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting. AB INBEV - ANNUAL REPORT 2024 - 207

8.1.2. REMUNERATION POLICY OF THE DIRECTORS A. Remuneration governance The Remuneration Committee recommends the remuneration for directors, including the chairperson and the directors sitting on one or more of the Board committees. In so doing, it benchmarks from time to time directors’ remuneration against peer companies, as the case may be, with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses. The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the Remuneration Committee. B. Structure of the remuneration The remuneration of the directors comprises a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units, which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various committees and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company. Restricted Stock Units corresponding to a fixed value in Euro are granted to the members of its Board as part of the fixed remuneration for the exercise of their duties. The Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Such Restricted Stock Units therefore qualify as fixed remuneration, as recommended by the 2020 Belgian Corporate Governance Code. Contrary to the soft law recommendation of the 2020 Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the 2020 Belgian Corporate Governance Code. C. Other The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). The company does not provide pensions, medical benefits or other benefit programs to directors. 8.1.3. REMUNERATION POLICY OF THE EXCOM The company’s remuneration policy is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables the company to attract and retain the best talent at a global level. Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged (see section 8.1.3.A.b). The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee. All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set with the goal of fostering the company’s sustainable and long-term commitment to shareholder value creation and its talent retention strategy. Criteria and objectives are reviewed by the Remuneration Committee and the Board to promote alignment with the company’s business objective and strategic ambition. AB INBEV - ANNUAL REPORT 2024 - 208

The targets for each of the performance KPIs and business and individual objectives of the CEO and the other members of the ExCom and SLT are set and assessed by the Board based on a pre-determined performance matrix, upon recommendation of the Remuneration Committee. The target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT are assessed by the Remuneration Committee. The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the Remuneration Committee, subject to the approval of the shareholders’ meeting where required. A. Components of executive remuneration Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long- term stock options, (d) pension schemes and (e) other components. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. To promote alignment with market practice, executives’ total compensation is reviewed overall against benchmarks. These benchmarks are collected by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 global leading peer companies (the Compensation Peer Group) is used when available. The Compensation Peer Group is comprised of companies with a similar size to AB InBev, with the majority of them belonging to the consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to AB InBev. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant. It may be revised from time to time as the company evolves. The Compensation Peer Group that is used as the benchmark for a given financial year will be detailed in the Remuneration Report for such financial year. If Compensation Peer Group data is not available for a given role, Fortune 100 companies’ data is used. Executives’ total compensation at target is intended to be 10% above the third quartile. a. Base salary Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. b. Variable performance-related compensation (bonus) – Share-based compensation plan Variable performance-related compensation (bonus) is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. Company performance below or above target will result in a bonus payout that is lower or higher than the theoretical on-target amount, subject to a cap. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of exceptional circumstances. The effective payout of variable performance-related compensation (bonus) is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. If, on the other hand, the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle. AB INBEV - ANNUAL REPORT 2024 - 209

Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. Examples of key performance metrics are: • EBITDA (organic) • Cash Flow Generation • Net Revenue Growth • Market Share • Sustainability targets These performance metrics may evolve over time. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the company’s strategic priorities. Further details on the metrics for a given financial year are included in the remuneration report for such year. Individual performance targets of the CEO and the other members of the ExCom may consist of financial and non- financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include brand development, operations and innovation, sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics. Typical individual performance measures in the non-financial areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives. The target achievement for each of the performance metrics and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve with a cap, subject to a hurdle of achievement for individual targets. The hurdle is set at the minimum acceptable level of individual performance to trigger eligibility for a bonus pay-out. The variable performance-related compensation (bonus) is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, it may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half is paid after publication of the full year results. Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some (up to 60%) or all of its value in company shares (Voluntary Shares). Voluntary Shares are: • existing ordinary shares; • entitled to dividends paid as from the date of grant; • subject to a lock-up period of three years; and • granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of Restricted Stock Units, subject to specific restrictions or forfeiture provisions in the event of termination of service (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares from the company for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of Restricted Stock Units (Matching Shares). The Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a three-year period. No performance conditions apply to the vesting of the Restricted Stock Units. However, Restricted Stock Units will only be granted under the double condition that the executive: • has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and • has agreed to reinvest all or part of his/her variable compensation in company shares, which are subject to a lock- up as indicated above (ownership condition). Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the Restricted Stock Units. AB INBEV - ANNUAL REPORT 2024 - 210

In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 7:91 of the Belgian Companies and Associations Code, as it allows: • for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in company Voluntary Shares. Such voluntary investment also leads to a grant of Matching Shares in the form of Restricted Stock Units, which vest over a three-year period, promoting sustainable long-term performance; and • for the Voluntary Shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of minimum three years. Nonetheless, the Voluntary Shares are subject to a lock-up period of three years. c. Long-term incentives Annual long-term incentives Subject to management’s assessment of the executive’s performance and future potential, members of our senior management may be eligible for an annual long-term incentive paid out in Restricted Stock Units, Performance Stock Units and/or stock options. Any grant of annual long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. Grants to executives of a certain seniority, including members of the ExCom and SLT, will primarily take the form of a combination of Restricted Stock Units and Performance Stock Units. Long-term Restricted Stock Units have the following features: • a grant value determined on the basis of the market price or an average market price of the share at the time of grant; • upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; • the Restricted Stock Units cliff vest over a three-year period; and • in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term Performance Stock Units have the following features: • a grant value determined on the basis of the market price or an average market price of the share at the time of grant; • the Performance Stock Units cliff vest over a three-year period; • upon vesting of the Performance Stock Units, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap; and • in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term incentive stock options have the following features: • an exercise price equal to the market price or an average market price of the share at the time of grant; • a maximum lifetime of 10 years and an exercise period that starts after five years; • upon exercise, each option entitles the option holder to purchase one share; • the options cliff vest after five years; and • in the event of termination of service before the vesting date, specific forfeiture rules will apply. AB INBEV - ANNUAL REPORT 2024 - 211

Exceptional long-term incentives Restricted Stock Units, Performance Stock Units or stock options may be granted from time to time to members of the senior management of the company: • who have made a significant contribution to the success of the company; or • who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or • to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda. Vesting of such Restricted Stock Units, Performance Stock Units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g. relative TSR) or non-market conditions (e.g. an EBITDA compounded annual growth rate). Grants will primarily take the form of Restricted Stock Units. Any grant of exceptional long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. The following historic exceptional long-term incentive plans are listed by way of example: 1. 2020 Incentive Plan: options could be granted to selected members of the senior management of the company, who were considered to be instrumental in helping the company to achieve its ambitious growth target. Each option gave the grantee the right to purchase one existing share. An exercise price was set at an amount equal to the market price of the share at the time of grant. The options had a duration of 10 years as from granting and would vest after five years. The options would only become exercisable provided a performance test was met by the company. This performance test was based on a net revenue amount which had to be achieved by 31 December 2022 at the latest. 2. Integration Incentive Plan: options could be granted to selected members of the senior management of the company considering the significant contribution that these employees could make to the success of the company and the achievement of integration benefits. Each option gave the grantee the right to purchase one existing AB InBev share. The exercise price of the options was set at an amount equal to the market price of the share at the time of grant. The options had a duration of 10 years from grant and would vest on 1 January 2022 and would only become exercisable provided a performance test was met by the company by 31 December 2021 at the latest. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country or zone specific or function specific targets. Specific forfeiture rules applied if the employee left the company before the performance test achievement or vesting date. 3. Incentive Plan for SAB employees: options could be granted to employees of former SAB. The grant resulted from the commitment that the company made under the terms of the combination with SAB that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the group. Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. 4. Long Run Stock Options Incentive Plan: options can be granted to selected members of the company’s senior management to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. Upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans. AB INBEV - ANNUAL REPORT 2024 - 212

Other recurring long-term Restricted Stock Unit programs Several recurring specific long-term Restricted Stock Unit programs are in place: 1. A base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to members of the company’s senior management. In addition to the annual Long-term Restricted Stock Units described above (see section 8.1.3.A.c Annual long-term incentives), under this program, Restricted Stock Units can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g. for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the Restricted Stock Units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. Any grant under long-term Restricted Stock Unit programs to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. 2. A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (People bet share purchase program) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of up to three Matching Shares for each share invested or, as the case may be, a number of Matching Shares corresponding to a fixed monetary value that depends on seniority level. The Matching Shares are granted in the form of Restricted Stock Units which vest after five years. In the event of termination before the vesting date, specific forfeiture rules apply. Since 2016, instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules. Exchange of share ownership program From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and promote alignment between AB InBev’s interests and the interests of these managers, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares. Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares, provided the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives Two programs which are aimed at maintaining consistency of benefits granted to executives and encouraging the international mobility of executives while complying with all legal and tax obligations are in place: 1. The Exchange program: under this program, the vesting and transferability restrictions of the Series A options granted under the November 2008 Exceptional Option Grant and of the options granted under the April 2009 Exceptional Option Grant could be released, e.g. for executives who moved to the United States. These executives were then offered the possibility to exchange their options for ordinary AB InBev shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period). Since the Series A options granted under the November 2008 Exceptional Option Grant and the options granted under the April 2009 Exceptional Option Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program became applicable to the Series B options granted under the November 2008 Exceptional Option Grant. Under the extended program, executives who were relocated, e.g. to the United States, could be offered the possibility to exchange their Series B options for ordinary Anheuser-Busch shares that, in principle, remained locked up until 31 December 2023 (five years longer than the original lock-up period). As a variant to this program, the Board also approved the recommendation of the Remuneration Committee to allow the early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Option Grant for executives who were relocated, e.g. to the United States. The shares that resulted from the exercise of the options, in principle, remained blocked until 31 December 2023. AB INBEV - ANNUAL REPORT 2024 - 213

2. The Dividend waiver program: where applicable, the dividend protection feature of the outstanding options owned by executives who move to the United States is being cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. There is also a possible early release of vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the Restricted Stock Units must remain blocked until the end of the initial vesting period. d. Pension schemes Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans. e. Other benefits The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices. B. Minimum threshold of shares to be held by members of the ExCom The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the ExCom The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations under their employment agreements. The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee. The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations. AB INBEV - ANNUAL REPORT 2024 - 214

D. Reclaim of variable remuneration The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the Restricted Stock Units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the Restricted Stock Units or exercise of the stock options. In addition, on 11 October 2023, the company adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the ExCom). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)). The policy provides that in the event the company is required to prepare an accounting restatement of its financial statements due to the company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the company will recover (on a pre-tax basis) from the relevant executives any incentive-based compensation received by such executives on or after 2 October 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. AB INBEV - ANNUAL REPORT 2024 - 215

8.2. Remuneration report This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. The remuneration granted to directors and members of the ExCom with respect to financial year 2024 is in line with the remuneration policy. It is designed to support the company’s high- performance culture and the creation of long-term sustainable value for its shareholders and promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company. The company regularly reviews investor feedback and the outcome of (advisory) shareholder votes on remuneration topics to understand key themes and potential changes. For this 2024 remuneration report, in response to feedback received, we have enhanced the disclosure relating to the structure of our compensation model, peer groups, and variable performance-related compensation and related target achievement. The remuneration report will be submitted to the approval of the annual shareholders’ meeting of 30 April 2025. 8.2.1. REMUNERATION REPORT RELATING TO DIRECTORS A. General overview a. Cash remuneration The fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500. In addition, a fixed annual retainer applies as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several committees. b. Share-based remuneration The share-based portion of the remuneration of the directors of the company is granted in the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors. Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the above amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders’ meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings). AB INBEV - ANNUAL REPORT 2024 - 216

B. Individual director remuneration Individual director remuneration for 2024 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax. Number of Annual fee Fees for Total fee Number of Board meetings for Board Committee Restricted Stock (2) attended meetings meetings Units granted Martin J. Barrington 10 255,000 21,000 276,000 9,991 Lynne Biggar 10 75,000 14,000 89,000 3,632 Michele Burns 9 127,500 49,000 176,500 6,357 Sabine Chalmers 10 75,000 7,000 82,000 3,632 Paul Cornet de Ways Ruart 10 75,000 7,000 82,000 3,632 Grégoire de Spoelberch 10 75,000 14,000 89,000 3,632 Claudio Garcia 10 75,000 28,000 103,000 3,632 Paulo Lemann 10 75,000 7,000 82,000 3,632 (1) Salvatore Mancuso 7 0 0 0 0 Nitin Nohria 10 75,000 7,000 82,000 3,632 Alejandro Santo Domingo 10 75,000 7,000 82,000 3,632 Aradhana Sarin 8 75,000 14,000 89,000 3,632 Heloisa Sicupira 10 75,000 7,000 82,000 3,632 Alexandre Van Damme 10 75,000 7,000 82,000 3,632 Dirk Van de Put 10 75,000 7,000 82,000 3,632 All directors as a group 1,282,500 196,000 1,478,500 59,932 (1) Salvatore Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2024 and before. (2) See section 8.2.1.D below for an overview of the Restricted Stock Units held by directors that vested in 2024. AB INBEV - ANNUAL REPORT 2024 - 217

C. Options owned by directors The table below sets forth, for each of the company’s current directors, the number of LTI stock options they owned as of (1) 1 31 December 2024 . LTI options are no longer awarded to directors (last grant on 25 April 2018) . LTI 26 LTI 25 LTI 24 LTI 23 Number of LTI Grant date 25 Apr 2018 26 Apr 2017 27 Apr 2016 29 Apr 2015 stock options Vesting date 25 Apr 2023 26 Apr 2022 27 Apr 2021 29 Apr 2020 owned Expiry date 24 Apr 2028 25 Apr 2027 26 Apr 2026 28 Apr 2025 0 0 0 0 0 Martin J. Barrington Lynne Biggar 0 0 0 0 0 25,500 25,500 25,500 0 76,500 Michele Burns Sabine Chalmers 0 0 0 0 0 (2) 15,000 15,000 15,000 15,000 60,000 Paul Cornet de Ways Ruart (2) Grégoire de Spoelberch 15,000 15,000 15,000 15,000 60,000 (3) 0 0 0 0 0 Claudio Garcia 15,000 15,000 15,000 15,000 60,000 Paulo Lemann 0 0 0 0 0 Salvatore Mancuso 0 0 0 0 0 Nitin Nohria Alejandro Santo Domingo 15,000 15,000 0 0 30,000 0 0 0 0 0 Aradhana Sarin Heloisa Sicupira 0 0 0 0 0 (2) 15,000 15,000 15,000 15,000 60,000 Alexandre Van Damme 0 0 0 0 0 Dirk Van de Put 84.47 104.50 113.25 113.10 Strike price (Euro) (1) At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2024, no LTI stock options listed in the above table were exercised by directors. (2) 15,000 options granted on 30 April 2014 at a strike price of EUR 80.83 held by each of Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme expired on 30 April 2024. (3) Claudio Garcia does not hold stock options under the company’s LTI Stock Options Plan for directors. However, he does still hold certain LTI stock options that were awarded to him in the past in his capacity as an executive of the company. He did not exercise any such stock options in 2024. 1 Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features: - an exercise price equal to the market price of the share at the time of granting; - a maximum lifetime of 10 years and an exercise period that starts after five years; and - the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director. This LTI stock option plan was replaced in 2019 with the RSU Plan described in section 8.2.1.A.b. AB INBEV - ANNUAL REPORT 2024 - 218

D. Restricted Stock Units owned by directors The table below sets forth, for each of the company’s current directors, the number of Restricted Stock Units they owned as of 31 December 2024: Grant Date 3 June 2020 28 April 2021 27 April 2022 26 April 2023 24 April 2024 Number of Restricted Vesting Date 3 June 2025 28 April 2026 27 April 2027 26 April 2028 24 April 2029 Stock Units (2) owned 13,008 9,899 10,369 9,404 9,991 52,671 Martin J. Barrington 0 0 0 0 3,632 3,632 Lynne Biggar 8,277 6,299 6,598 5,984 6,357 33,515 Michele Burns Sabine Chalmers 4,728 3,597 3,769 3,418 3,632 19,144 Paul Cornet de Ways Ruart 4,728 3,597 3,769 3,418 3,632 19,144 4,728 3,597 3,769 3,418 3,632 19,144 Grégoire de Spoelberch 4,728 3,597 3,769 3,418 3,632 19,144 Claudio Garcia Paulo Lemann 4,728 3,597 3,769 3,418 3,632 19,144 (1) Salvatore Mancuso 0 0 0 0 0 0 0 0 0 3,418 3,632 7,050 Nitin Nohria 4,728 3,597 3,769 3,418 3,632 19,144 Alejandro Santo Domingo 0 0 0 0 3,632 3,632 Aradhana Sarin Heloisa Sicupira 0 0 0 0 3,632 3,632 Alexandre Van Damme 4,728 3,597 3,769 3,418 3,632 19,144 Dirk Van de Put 0 0 0 0 3,632 3,632 54,381 41,377 43,350 42,732 59,932 241,772 All directors as a group (1) Salvatore Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2024. (2) The following Restricted Stock Units vested in 2024: - 1,661 Restricted Stock Units granted on 24 April 2019 held by Martin J. Barrington vested on 24 April 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.84. - 4,681 Restricted Stock Units granted on 24 April 2019 held by Michele Burns vested on 24 April 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.84. - 2,673 Restricted Stock Units granted on 24 April 2019 held by each of Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Paulo Lemann, Alejandro Santo Domingo and Alexandre Van Damme vested on 24 April 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.84. AB INBEV - ANNUAL REPORT 2024 - 219

8.2.2. REMUNERATION REPORT RELATING TO THE EXCOM Except as provided otherwise, the information in this section relates to the members of the ExCom as at 31 December 2024. A. Components of executive remuneration a. General Overview and Peer Groups General Overview Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long-term stock options, (d) pension schemes (e) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security. Element of pay Objective Components Award principles 2024 Performance metric Fixed base salary, Recruitment and retention of Fixed base salary Executives’ base salaries are intended to be aligned with mid- - the best global talent pension schemes and Pension schemes market levels for the appropriate market. Mid-market means that other benefits Other benefits for a similar job in the market, 50% of companies in that market pay more and 50% pay less. Pension schemes and other benefits are in line with predominant market practices. Variable performance- Recruitment and retention of Cash Bonus The target level is expressed as a percentage of the market 40% Company targets the best global talent related compensation reference salary to the applicable executive. The on-target bonus Organic EBITDA Drive top-tier performance (bonus) percentage currently theoretically amounts to maximum 200% of 30% Business unit targets Incentivize and reward the market reference salary for the members of ExCom and 340% Organic Net revenue (40%) delivery of financial and for the CEO. An additional incentive of 20% on a bonus amount Organic EBITDA (30%) strategic objectives may be awarded by the Remuneration Committee in case of Organic Cash flow (30%) Combined with voluntary exceptional circumstances. 30% Individual targets share reinvestment align with shareholders’ interests If executives do not achieve their individual target hurdle, no bonus Financial and non-financial targets linked is earned irrespective of whether the total company and/or relevant to the achievement of the company’s Recruitment and retention of Voluntary Shares business unit achieve their target. If, on the other hand, the total strategic objectives the best global talent Long-term value creation company and/or relevant business unit targets are not achieved, a Align with shareholders’ limited portion of the bonus is payable to the executives if they interests achieve their individual bonus hurdle. Executives are encouraged to invest up to 60% of their bonus value in Voluntary Shares. Such voluntary investment leads to a discount of up to 20% and a grant of one and a half (1.5) Matching Shares by the company for each Voluntary Share invested. AB INBEV - ANNUAL REPORT 2024 - 220

Element of pay Objective Components Award principles 2024 Performance metric Long-term incentive Reward consistent long-term Long-term Any grant of long-term incentives to members of the ExCom and Performance test measuring (on a percentile performance Performance Stock SLT is subject to Board approval, upon the recommendation of the basis) the company’s three-year Total Long-term value creation Units Remuneration Committee. Shareholder return (TSR) realized for that Align with shareholders’ The grant value is determined on the basis of the market price or period by a representative sample of listed interests an average market price of the share at a time of grant with vesting companies belonging to the consumer goods over a three-year period. sector as further detailed below. Upon vesting, each Restricted Stock Unit entitles its holder to Long-term - Recruitment and retention of acquire one share. Restricted Stock Units the best global talent Upon vesting of the Performance Stock Units, the number of Long-term value creation Align with shareholders’ shares to which the holders thereof shall be entitled shall depend interests on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by the TSR Peer Group as detailed below. The number of shares to which such Units entitle their holders upon vesting is subject to a hurdle and cap. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. Variable compensation is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. For the CEO, the award value of on-target variable remuneration for 2024 could amount to up to 93% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the ExCom, the award value of on-target variable remuneration for 2024 could on average amount to up to 89% of their total on-target compensation, assuming all performance and other requirements are fully met. Executive’s total compensation at target is intended to be 10% above the third quartile of the Compensation Peer Group described below. Peer Groups To promote alignment with market practice, executives’ total compensation is reviewed against benchmarks (see section 8.1.3.A. of our remuneration policy). To promote alignment with market practice, executive total compensation is set by the Board of Directors upon recommendation of the Remuneration Committee, which takes the advice of an independent compensation consultant. AB INBEV - ANNUAL REPORT 2024 - 221

How the Compensation Peer Group is selected • 22 global leading peer companies in relevant industries and geographies. • Peers having a similar size to AB InBev with the majority belonging to the consumer goods sector. • Each peer shares a complex and diverse business model and operates in talent and labor markets similar to AB InBev. • Includes a few companies from the tech industry considered relevant for attracting talent with technological capabilities. How the Compensation Peer Group is used • To assess competitiveness of executive compensation and promote alignment with market practice. • To help evaluate whether executive pay levels are aligned with Company performance on a relative basis. • If Compensation Peer Group data is not available for a given role, Fortune 100 companies’ data is used. The Compensation Peer Group that was used as the benchmark for financial year 2024 was composed of the following companies: 2024 Compensation Peer Group Accenture Johnson & Johnson Oracle Altria Kraft Heinz PepsiCo Apple LVMH Philip Morris Coca-Cola McDonald’s Procter & Gamble Comcast Merck Starbucks Diageo Microsoft Walt Disney FedEx Nike IBM Omnicom The company also establishes a peer group to assess its three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of 16 listed companies belonging to the consumer goods sector (the TSR Peer Group) (see section 8.1.3.A.c. of our remuneration policy). The below TSR Peer Group was used for Performance Stock Units granted in 2024: 2024 TSR Peer Group 3M Heineken Procter & Gamble Altria Kraft Heinz Reckitt Benckiser Carlsberg Mondelez Starbucks Coca-Cola Nestlé Unilever Colgate-Palmolive PepsiCo Diageo Philip Morris AB INBEV - ANNUAL REPORT 2024 - 222

b. Base salary In 2024, based on his employment contract, Michel Doukeris earned a fixed annual base salary of EUR 1.38 million (USD 1.50 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 2.05 million (USD 2.23 million). c. Variable performance-related compensation (bonus) – Share-based compensation plan The effective payout of variable performance-based compensation (bonus) in respect of financial year 2024 is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics, whereby below a hurdle of individual target achievement, no variable compensation is earned. The graphic below illustrates the weighting of the performance metrics and the calculation of the Company, Business Unit targets and individual targets achievement of the 2 variable share-based compensation (bonus) for reporting year 2024. The Board of Directors sets targets for eligibility to a bonus payout. Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. The individual targets are derived from the company’s ten-year plan which is the foundation of our strategy and which is defined by three strategic pillars: Lead and Grow the Category, Digitize and Monetize our Ecosystem and Optimize our Business. For financial year 2024, the performance metrics for the ExCom and their relative weights were: (2) Market reference salary applicable to the executive AB INBEV - ANNUAL REPORT 2024 - 223

Based on its performance and results in 2024, the company achieved 118% of aggregated Company and Business Unit performance targets. Based on individual performance in 2024, the CEO achieved 78% of his Individual Targets, while the other members of the ExCom achieved 92% on average. The combined Company, Business Unit and Individual performance targets resulted in an aggregate payout achievement of 106% for the CEO. The aggregate payout achievement for the other members of ExCom was 110% on average. Variable compensation (bonus) for performance in 2024 – To be paid in March 2025 For the year 2024, based on his performance, Michel Doukeris earned a bonus of EUR 5.46 million (USD 5.92 million). The other members of the ExCom (as at 31 December 2024) earned an aggregate bonus of EUR 4.74 million (USD 5.14 million). The amount of variable compensation (bonus) is based on the company’s performance during the year 2024 and the executive’s individual target achievement. The variable compensation will be paid in or around March 2025. Executives will receive their bonus for financial year 2024 in cash but are encouraged to invest some or all of its value in Voluntary Shares. Such voluntary investment leads to a discount of up to 20% and a grant of one and a half (1.5) Matching Shares by the company for each Voluntary Share invested up to a limited total percentage of each executive’s bonus in accordance with the remuneration policy of the company. Variable compensation (bonus) for performance in 2023 – Paid in March 2024 The following table sets forth information regarding the number of Voluntary Shares acquired by, and Matching Shares and Discounted Shares granted to, our CEO and the other members of our ExCom in March 2024 under the Share-based compensation plan in respect of the variable compensation (bonus) awarded for performance in 2023 as described in the remuneration report for financial year 2023. The CEO and the other members of our ExCom invested the full amount of their bonus in Voluntary Shares. The Matching Shares (in an amount of one and a half (1.5) Matching Shares for each Voluntary Share) and Discounted Shares were granted in the form of Restricted Stock Units which will vest after three years (on 1 March 2027) in accordance with the remuneration policy of the company. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply. Name Voluntary Shares Matching and Discounted Acquired Shares Granted Michel Doukeris (CEO) 38,470 103,444 David Almeida 8,778 27,006 John Blood 9,358 26,288 Fernando Tennenbaum 14,558 37,419 AB INBEV - ANNUAL REPORT 2024 - 224

d. Long-term incentives Annual long-term incentive restricted stock units (RSUs) On 16 December 2024, annual long-term Restricted Stock Units for 2024 were granted to Michel Doukeris (182,869 RSUs), David Almeida (86,547 RSUs), John Blood (69,515 RSUs) and Fernando Tennenbaum (147,147 RSUs). In accordance with the remuneration policy, these Restricted Stock Units cliff vest over a three-year period (16 December 2027). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply. Annual long-term incentive performance stock units (PSUs) On 16 December 2024, annual long-term Performance Stock Units (PSUs) for 2024 were granted to Michel Doukeris (47,300 PSUs), David Almeida (24,825 PSUs), John Blood (23,295 PSUs) and Fernando Tennenbaum (38,473 PSUs). The Performance Stock Units cliff vest over a three-year period (16 December 2027). Upon vesting of the Performance Stock Units, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders upon vesting is subject to a hurdle and cap. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply. See section 8.2.2.A.a. for the applicable TSR Peer Group. Exceptional long-term incentives In 2024, no grants were made to members of the ExCom under the historic exceptional long-term incentive plans described in section 8.1.3.A.c. Other recurring long-term Restricted Stock Unit programs In 2024, no grants were made to members of the ExCom under the company’s other recurring specific long-term Restricted Stock Unit programs (as described in section 8.1.3.A.c.). Exchange of share ownership program In 2024, no member of the ExCom participated in the company’s exchange of share ownership program (as described in section 8.1.3.A.c). Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives In 2024, no member of the ExCom participated in any of the company’s programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.c). e. Pension schemes The CEO and the other members of the ExCom participate in a defined contribution plan. The annual contribution that was paid by the company for Michel Doukeris amounted to approximately USD 0.20 million in 2024. The contributions for the other members of the ExCom amounted to approximately USD 0.04 million in aggregate in 2024. f. Other benefits Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2024 to approximately USD 0.03 million for Michel Doukeris and approximately USD 0.08 million in aggregate for the other members of the ExCom. B. Minimum threshold of shares to be held by members of the ExCom The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2024 See section 8.1.3.C for a description of the main contractual terms and conditions of employment of members of the ExCom, including termination arrangements. AB INBEV - ANNUAL REPORT 2024 - 225

D. Reclaim of variable remuneration Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2024 (see section 8.1.3.D.). In addition, the company has a clawback policy that applies to incentive-based compensation received by certain executives of the company (which currently comprise the members of the ExCom) (see section 8.1.3.D.). No variable remuneration was reclaimed in 2024. E. Options owned by members of the ExCom The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2024 under the annual LTI stock option plan (see section 8.1.3.A.c). LTI options LTI options LTI options LTI options LTI options Grant date 01 Dec 2014 01 Dec 2015 22 Dec 2015 01 Dec 2016 20 Jan 2017 Vesting date 01 Dec 2019 01 Dec 2020 22 Dec 2020 01 Dec 2021 20 Jan 2022 Expiry date 30 Nov 2024 30 Nov 2025 21 Dec 2025 30 Nov 2026 19 Jan 2027 (1) (2) ExCom 0 36,035 45,837 36,728 75,756 Strike price (EUR) 94.46 121.95 113.00 98.04 98.85 LTI options LTI options LTI options LTI options Grant date 01 Dec 2017 22 Jan 2018 25 Jan 2019 02 Dec 2019 Vesting date 01 Dec 2022 22 Jan 2023 25 Jan 2024 02 Dec 2024 Expiry date 30 Nov 2027 21 Jan 2028 24 Jan 2029 01 Dec 2029 (1) (3) (4) ExCom 19,112 146,486 306,794 377,402 Strike price (EUR) 96.70 94.36 65.70 71.87 (1) No options were exercised in 2024 by members of the ExCom. (2) The following options granted on 1 December 2014 expired on 30 November 2024: - 66,766 options held by Michel Doukeris - 17,256 options held by David Almeida. - 18,353 options held by Fernando Tennenbaum. - 11,093 options held by John Blood. (3) The following options granted on 25 January 2019 vested on 25 January 2024 with an exercise price of EUR 65.70: - 184,077 options held by Michel Doukeris. - 88,864 options held by David Almeida. - 33,853 options held by John Blood. (4) The following options granted on 2 December 2019 vested on 2 December 2024 with an exercise price of EUR 71.87: - 209,134 options held by Michel Doukeris. - 100,961 options held by David Almeida. - 67,307 options held by John Blood. The table below sets forth the number of options granted under exceptional long-term plans owned by the members of the ExCom as of 31 December 2024 (see section 8.1.3. A.c). Long Run Stock Options Incentive March 2020 Stock Option Plan Incentive Grant date 1 Dec 2017 25 Mar 2020 (1) Vesting date 1 Jan 2028 25 Mar 2025 Expiry date 31 Dec 2032 24 Mar 2030 (2) ExCom 2,503,130 4,980,927 Strike price (EUR) 96.70 40.40 (1) The exercisability of the Long Run Stock Options is subject, among other things, to the condition that the company meets a performance test. This performance test is based on an organic EBITDA compounded annual growth rate target. (2) No options were exercised in 2024 by members of the ExCom. AB INBEV - ANNUAL REPORT 2024 - 226

F. Restricted Stock Units owned by members of the ExCom The table below sets forth the number of Restricted Stock Units owned by the members of the ExCom as of 31 December (1)(2) 2024 . December August 2018 Matching Matching Matching March 2020 2014 Performance Shares March Shares July Shares March RSU grant Exceptional RSU 2019 2019 2020 RSU B Grant date 17 Dec 2014 14 Aug 2018 4 Mar 2019 29 Jul 2019 2 Mar 2020 25 Mar 2020 Vesting date 17 Dec 2024 14 Aug 2028 4 Mar 2024 29 Jul 2024 2 Mar 2025 25 Mar 2025 ExCom 0 56,946 0 0 11,233 1,327,392 December 2020 December 2021 December 2021 March 2022 LTI March 2022 LTI Matching LTI RSU B LTI RSU A LTI RSU B RSU grant A RSU grant B Shares March 2022 grant A Grant date 14 Dec 2020 13 Dec 2021 13 Dec 2021 1 Mar 2022 1 Mar 2022 1 Mar 2022 Vesting date 14 Dec 2025 13 Dec 2024 13 Dec 2026 1 Mar 2025 1 Mar 2027 1 Mar 2025 ExCom 37,037 0 27,032 71,365 71,365 321,303 Matching December 2022 Shares March LTI RSU Matching December 2023 Matching December 2022 grant B Shares March LTI RSU Shares March 2024 LTI RSU 2023 2024 Grant date 1 Mar 2022 14 Dec 2022 6 Mar 2023 11 Dec 2023 1 Mar 2024 16 Dec 2024 Vesting date 1 Mar 2027 14 Dec 2025 6 Mar 2026 11 Dec 2026 1 Mar 2027 16 Dec 2027 ExCom 321,301 366,933 258,438 119,200 196,973 486,078 (1) The following Restricted Stock Units vested in 2024: - 8,717, 5,355 and 3,262 Restricted Stock Units granted on 4 March 2019 respectively held by Michel Doukeris, David Almeida and John Blood vested on 4 March 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.78. - 25,012, 11,832 and 6,913 Restricted Stock Units granted on 29 July 2019 respectively held by Michel Doukeris, David Almeida and John Blood vested on 29 July 2024, of which the market price on Euronext Brussels on the vesting date was EUR 56.16. - 9,010 Restricted Stock Units granted on 13 December 2021 held by each of David Almeida, Fernando Tennenbaum and John Blood vested on 13 December 2024, of which the market price on Euronext Brussels on the vesting date was EUR 50.96. - 11,201 Restricted Stock Units granted on 17 December 2014 held by John Blood vested on 17 December 2024, of which the market price on Euronext Brussels on the vesting date was EUR 50.58. (2) Fernando Tennenbaum still holds certain Restricted Stock Units that were awarded to him in the past in his capacity as an executive of Ambev. Out of these, 27,075 Ambev Restricted Stock Units granted on 29 March 2019 vested on 29 March 2024, of which the market price on the Brazilian Stock Exchange on the vesting date was BRL 12.49 and 47,715 Ambev Restricted Stock Units granted on 30 August 2019 vested on 30 August 2024, of which the market price on the Brazilian Stock Exchange on the vesting date was BRL 12.86. G. Performance stock units owned by members of the ExCom The table below sets forth the number of Performance Stock Units owned by the members of the ExCom as of 31 December 2024. December 2022 LTI PSU December 2023 LTI PSU December 2024 LTI PSU Grant date 14 Dec 2022 11 Dec 2023 16 Dec 2024 Vesting date 14 Dec 2025 11 Dec 2026 16 Dec 2027 ExCom 99,415 33,826 133,893 8.2.3. PAY RATIO For 2024, the ratio between the remuneration of the highest paid member of the ExCom and the lowest paid employee of the company (Anheuser-Busch InBev SA/NV) was 169.8 to one. For purposes of calculating the ratio, the following components have been taken into account to determine the total remuneration for 2024: (a) base salary, (b) variable performance-related compensation (bonus) definitively acquired in 2024 (if any), (c) long-term incentives vested in 2024 (if any), (d) pension contributions and (e) other cash and non-cash benefits (e.g. health plans, etc.). Expat allowances (if any) have been excluded from the calculation, since they mainly represent the reimbursement of additional expenses incurred by the employee as a result of the assignment abroad. AB INBEV - ANNUAL REPORT 2024 - 227

Our pay ratio may vary significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years. 8.2.4. COMPARATIVE INFORMATION ON THE CHANGE OF REMUNERATION AND COMPANY PERFORMANCE The below table contains information on the annual change of (i) the remuneration of the directors and the members of the ExCom, (ii) the performance of the company and (iii) the average remuneration on a full-time equivalent basis of employees of the company (other than the persons under item (i)), over the five most recent financial years. As explained in section 8.2.3 above, ExCom remuneration varies significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years. Comparative table on the change of remuneration and company performance over the last five reported financial years Annual change in % 2020 vs 2019 2021 vs 2020 2022 vs 2021 2023 vs 2022 2024 vs 2023 1. Average remuneration of the directors (total) (1) Board Members 0% 0% 0% 0% 75% 2. Average remuneration of the ExCom members (total) (2) (3) ExCom Members (97%) >100% (27%) 19% 9% 3. AB InBev performance (Group) (4) EBITDA (organic) (13%) 12% 7% 7% 8% (4) Net Revenue (organic) (4%) 16% 11% 8% 3% (5) GHG Emissions (4%) (22%) (8%) (4%) (2%) 4. Average remuneration on a FTE basis of employees of the Company (6) Employees of the Company 4% 22% (14%) (3%) 4% Explanatory notes (1) Average remuneration of Board members for a given financial year calculated on the basis of total value of cash components due in respect of the relevant year and the value (if any) of share based components that vested during such year, divided by the number of directors that sat on the Board as per the end of that year (excluding directors, if any, who have waived their entitlement to director remuneration). The increase between 2024 and previous years is because 2024 was the first year during which Restricted Stock Units vested under the RSU Plan described in section 8.2.1.A.b (which replaced the historic stock options program for Directors). (2) Average remuneration of the members of the ExCom calculated on the basis of the total value of cash components (i.e. base salary, bonus, benefits, etc.) due in respect of the relevant year and the value (if any) of share-based components that vested during such year, for all executives who sat on the ExCom as per the end of that year. On the same basis, for financial year 2024, the proportion of fixed and variable remuneration of the CEO is 18%/82% and the average relative proportion of fixed and variable remuneration of the other members of the ExCom is 21%/79%. For the purposes of the average remuneration of the members of the ExCom for 2021, we considered the amounts for the respective periods as CEO for Carlos Brito (until 30 June 2021) and Michel Doukeris (as from 1 July 2021). (3) The significant increase between 2021 and 2020 is because for the year 2020, no bonus was earned by the members of the ExCom, whereas for the year 2021, the members of the ExCom earned a bonus of EUR 12.9 million (USD 15.3 million) in aggregate. (4) Based on organic Group EBITDA and organic Net Revenue numbers reported in the full year results announcement published by the company for the relevant financial year. (5) Based on GHG Emissions Scope 1+2 (kgCO2e/hl) numbers for the AB InBev Group. The 2019 numbers were updated to reflect an adjusted reporting scope. (6) Calculated on a Belgian GAAP basis (the sum of line items 620, 622, 623 and 624 of the statutory annual accounts divided by the number of FTE of Anheuser-Busch InBev SA/NV set forth in line item 1003 in the social balance annex to the statutory accounts). AB INBEV - ANNUAL REPORT 2024 - 228

CONTACT Registered Office Asia Pacific Latin America South AB InBev 26F Raffles City Shanghai Office Tower Cervecería y Maltería Quilmes Grand-Place 1 268 Middle Xizang Road Av. 12 de Octubre y Gran Canaraia s/n 1000 Brussels Shanghai, 200001 B1878AAB Quilmes Belgium China Provincia de Buenos Aires Argentina Europe InBev Belgium Global Headquarters - Middle Americas Belgium Brouwerijplein 1 3000 Leuven Grupo Modelo S.A. de C.V. AB InBev Belgium Cerrada de Palomas 22, piso 5 Brouwerijplein 1 Colonia Reforma Social 3000 Leuven CP 11650 Latin America COPEC Belgium Mexico Bavaria Carrera 53A 127-35 North America Functional Management Bogotá Office Colombia Anheuser-Busch Co. Inc. One Busch Place AB InBev St. Louis, MO 63118 Latin America North 250 Park Avenue United States Floor 2 Cervejaria Ambev New York, NY 10177 Corporate Park th United States Rua Dr. Renato Paes de Barros 1017 4 Floor 04530-001, Sao Paulo Brazil Africa South African Breweries 65 Park Lane Sandown Johannesburg South Africa AB INBEV - ANNUAL REPORT 2024 - 229

REGISTERED TRADEMARKS The following brands are among the registered trademarks of The following brands are registered trademarks Anheuser- Busch InBev SA/NV or one of its affiliated companies: co-owned with third parties: PerfectDraft: co-owned with Versuni Holding B.V. Global brands Budweiser, Corona, Stella Artois and Michelob ULTRA Responsible Editor Donna Lorenson International brands Beck’s, Castle, Hoegaarden and Leffe Project Leads Matt Kohan Casey Schuster Local brands 2M, Aguila, Alexander Keith’s, Ama, Andes, Antarctica, Antarctica Sub-Zero, Archibald, Atlas, Babe, Balboa, Bathtub Gin, Barrilito, Bass, Design and Production BBC, Beck’s Ice, Becker, Belle-Vue, Birra del Borgo, Black Crown Gin, ChrisCom Blasfemia, Boddingtons, Bohemia, Boxing Cat, Brahma, Brahma Double Malt, Brutal Fruit, Bud Zero, Bud 66, Bud Light, Bud Light Seltzer, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carling Black Label, Cass, Castle Lager, Castle Lite, Club, Club Colombia, Colorado, Corona Agua Rifada, Corona Sunbrew, Corona Tropical, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Eagle Lager, Elysian, Estrella Jalisco, Flying Fish, Four Peaks, Franziskaner, Ginette, Golden Road, Goose Island, Guaraná Antarctica, Haake-Beck, HANMAC, Harbin, Harbin Cristal, Harbin Ice, Harbin 1900, Hasseröder, Hayward 5000, Hero, Hertog Jan, Impala, U kan dit rapport in het Nederlands raadplegen op onze website: Jinling, Julius, Jupiler, Kaiba, Karbach, Kilimanjaro, King of Beers, www.ab-inbev. com Kokanee, Kombrewcha, Kona, Kwak, Labatt, Lakeport, La Virgen, Vous pouvez consulter ce rapport en français sur notre site web: Leffe 0.0, Leon, Löwenbräu, Mackeson, Magnífica, Mexicali, Mike’s, www.ab-inbev.com Mike’s Hard Seltzer, Mill Street, Modelo, Modelo Especial, Modelo Anheuser-Busch InBev NV/SA Pura Malta, Montejo, Mosi, Nativa, Natty Daddy, Natural Light, Natural Brouwerijplein 1B-3000 Leuven Light Seltzer, Negra Modelo, Norte, Nossa, Nuestra Siembra, NÜTRL, Belgium O’Doul’s, OB, Oland, Paceña, Pacifico, Patagonia, Patricia, Pilsen, Pilsen Callao, Pilsener, Poker, Pony Malta, Presidente, Pure Draught, Quilmes, Quilmes Zero, Redd’s, Safari, Salva Vida, Sedrin, Shiliang, Skol, Spaten, Register of Companies Stanley Park, Tijuana, Tripel Karmeliet, Trophy, Tropical, Vieux Temps, 0417.497.106 Victoria, Wäls, Whitbread, Wicked Weed. For some of our most recent innovations, trademark applications are still pending and haven’t matured to registration yet. AB INBEV - ANNUAL REPORT 2024 - 230